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                                   APPENDIX C
                     PLAN OF ARRANGEMENT AND REORGANIZATION

                                      C-1
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               CONSOLIDATED PLAN OF ARRANGEMENT AND REORGANIZATION

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                                 PURSUANT TO THE
                  COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
                    AND THE CANADA BUSINESS CORPORATIONS ACT
                       CONCERNING, AFFECTING AND INVOLVING

                                AT&T CANADA INC.
                                AT&T CANADA CORP.
                      AT&T CANADA TELECOM SERVICES COMPANY
                            AT&T CANADA FIBRE COMPANY
                             METRONET FIBER US INC.
                         METRONET FIBER WASHINGTON INC.
                               NETCOM CANADA INC.



                                                                January 20, 2003


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                                TABLE OF CONTENTS


                                                                            PAGE

ARTICLE 1
         INTERPRETATION........................................................1
         1.1      Definitions..................................................1
         1.2      Certain Rules of Interpretation.............................12
         1.3      Governing Law...............................................13
         1.4      Schedules ..................................................13

ARTICLE 2
         PURPOSE OF THE PLAN..................................................13
         2.1      Purpose.....................................................13

ARTICLE 3
         CLASSIFICATION OF CREDITORS AND PROCEDURAL MATTERS...................14
         3.1      Classification of Creditors.................................14
         3.2      Claims Procedure............................................14
         3.3      Unaffected Creditors........................................14
         3.4      Crown Priority Claims.......................................14

ARTICLE 4
         TREATMENT OF AFFECTED CREDITORS......................................14
         4.1      Affected Creditors..........................................15
         4.2      Settlement Procedures.......................................16
         4.3      Currency....................................................17
         4.4      Fractional New Shares.......................................17
         4.5      Interest....................................................17
         4.6      Barred Claims...............................................18
         4.7      Disputed Distribution Claims................................18
         4.8      Unaffected Creditors........................................18
         4.9      Guarantees and Similar Covenants............................18
         4.10     Priority Clauses............................................19
         4.11     Tax Matters.................................................19
         4.12     Set Off.....................................................19
         4.13     Effect of Plan Generally....................................20
         4.14     Compromise Effective For All Purposes.......................20
         4.15     Waiver of Defaults..........................................20
         4.16     Third Party Releases........................................20
         4.17     Restructuring and Subordination of AT&T Canada
                  Canadian Inter-Company Indebtedness.........................21
         4.18     Settlement between New PublicCo and AT&T Canada Companies...22

ARTICLE 5
         CORPORATE REORGANIZATION.............................................22
         5.1      Creation of New PublicCo....................................22
         5.2      AT&T Canada Reorganization..................................22


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         5.3      New OpCo Arrangement and New OpCo Articles of
                  Reorganization..............................................23
         5.4      Holders of Existing AT&T Canada Equity and Existing
                  Canada Corp. Equity.........................................24
         5.5      Stated Capital..............................................24
         5.6      Corporate Authorizations....................................24
         5.7      Other Corporate Matters.....................................24
         5.8      Steps of the Arrangement and Reorganization.................25
         5.9      NASDAQ......................................................27

ARTICLE 6
         CONDITIONS PRECEDENT.................................................27
         6.1      Creditor Approval...........................................27
         6.2      Application for Sanction Orders.............................27
         6.3      Effect of CCAA Sanction Order...............................28
         6.4      Conditions Precedent to Implementation of Plan..............30
         6.5      Monitor's Certificate.......................................31
         6.6      Implementation Provision....................................31

ARTICLE 7
         AMENDMENTS OF PLAN...................................................31
         7.1      Plan Amendments.............................................31

ARTICLE 8
         GENERAL PROVISIONS...................................................32
         8.1      Termination.................................................32
         8.2      Paramountcy.................................................32
         8.3      Successors and Assigns......................................33
         8.4      Consents, Waivers And Agreements............................33
         8.5      Deeming Provisions..........................................33
         8.6      Notices.....................................................33
         8.7      Different Capacities........................................35
         8.8      Further Assurances..........................................35

SCHEDULE A - NEW PUBLICCO ARTICLES

SCHEDULE B - NEW PUBLICCO BY-LAWS

SCHEDULE C - CANADIAN RESIDENCY DECLARATION

SCHEDULE D - SHAREHOLDERS RIGHTS PLAN

SCHEDULE E - ACQUISITION RIGHTS AGREEMENT


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                                AT&T CANADA INC.
                                AT&T CANADA CORP.
                      AT&T CANADA TELECOM SERVICES COMPANY
                            AT&T CANADA FIBRE COMPANY
                            METRONET FIBER U.S. INC.
                         METRONET FIBER WASHINGTON INC.
                               NETCOM CANADA INC.

               CONSOLIDATED PLAN OF ARRANGEMENT AND REORGANIZATION

                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

         In this Plan, unless otherwise stated or unless the subject matter or context otherwise requires:

         "ACQUISITION RIGHTS AGREEMENT" means the acquisition rights agreement to become effective on the Plan Implementation Date substantially in the form and upon terms contained in Schedule E to the Plan.

         "AD HOC COMMITTEE OF NOTEHOLDERS" means the informal committee established by certain Noteholders to negotiate the terms of a financial and corporate restructuring with the AT&T Canada Companies.

         "AFFECTED CLAIMS" means Claims against the AT&T Canada Companies, other than Intercompany Claims, whether or not asserted, which are:

         (a) capable of pursuit through or subject to any action or other proceeding for damages, an accounting, taxes or restitution (including, without limitation, any class action, proceedings before any administrative tribunal or complaints to any regulatory authority, other than any proceedings before the Canadian Radio-television and Telecommunications Commission) existing as of the Commencement Time, including, without limitation, those matters provided for in subparagraphs (b) to
                  (i), and Claims which may be capable of pursuit through or subject to an action or other proceeding for damages, indemnity, an accounting, taxes or restitution based upon an event, act or omission, which occurred in whole or in part prior to the Commencement Time;

         (b) based upon any Claim for damages, indemnity, an accounting, taxes, restitution or other relief resulting from any tort (intentional or unintentional), any breach of duty (whether statutory, legal, equitable or fiduciary in nature) or which result from the termination or non-performance or breach of any obligation in respect of the AT&T Canada Companies other than Claims of Ongoing Suppliers in such capacity and other than Claims of the respective directors and officers of the AT&T Canada Companies for indemnity pursuant to indemnities provided by the AT&T Canada Companies;


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         (c)      Claims by Ongoing Suppliers (other than Claims with respect to amounts due and owing for the supply of goods, premises or services) to the extent that such Claims exceed the amounts which the AT&T Canada Companies are entitled to set off against such Claims;

         (d) Claims resulting from the termination, repudiation or disclaimer of any contract, lease or other arrangement pursuant to the Initial CCAA Order;

         (e) Claims arising out of allegations concerning the termination of employment other than:

                  (i) Claims which proceed by way of labour arbitration pursuant to collective bargaining agreements between the AT&T Canada Companies and any of their employees; and

                  (ii) Claims for salary continuance payments and pension arrangements consistent with employee policies of the AT&T Canada Companies existing at the Commencement Time;

         (f) Claims of Her Majesty the Queen in Right of Canada or of any Province or Territory or municipality or any other taxation authority in any Canadian or foreign jurisdiction, including, without limitation, amounts which may arise or have arisen under any notice of assessment, notice of reassessment, notice of appeal, audit, investigation, demand or similar request from any taxation authority (collectively "Assessments") other than Claims:

                  (i) as an Ongoing Supplier with respect to amounts due and owing for the supply of goods, premises and services;

                  (ii) for any amounts owing for municipal real property taxes upon, relating to and which give rise to a lien on any real property in which the AT&T Canada Companies retain a property interest as of the Commencement Time up to the value of the interest of the AT&T Canada Companies in the real property in respect of which the taxes are imposed and over which any such lien is imposed;

                  (iii) for any statutory liens or statutory deemed trust amounts required by law to be deducted or paid by the AT&T Canada Companies in respect of employees' wages including, without limitation, in respect of employment insurance, Canada Pension Plan, Quebec Pension Plan and income taxes, and for any other statutory liens or statutory deemed trust amounts arising under the Income Tax Act (Canada), R.S.C. 1985, C.1 (5th Supp.), as amended or similar legislation in effect in any Province or Territory or foreign jurisdiction referred to in subsection 18.2(1) of the CCAA; and

                  (iv) for any amounts in respect of goods and services or other applicable sales taxes in connection with the sale of goods and services by the AT&T Canada Companies to their customers which the AT&T Canada Companies agree to pay in the ordinary course;


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         (g)      any action or proceeding under the CBCA or under the NSCA
                  based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time;

         (h) any action or other proceeding (including any class action or complaints to any regulatory authority, other than any proceedings before the Canadian Radio-television and Telecommunications Commission) based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time in respect of any issued AT&T Canada securities (as defined in the CBCA) and options and warrants relating thereto; or

         (i)      Claims of Noteholders.

         "AFFECTED CREDITORS" means Creditors with Affected Claims with respect to and to the extent of their Affected Claims.

         "AFFECTED CREDITORS CLASS" means the class of Affected Creditors established under Section 3.1.

         "AT&T CANADA" means AT&T Canada Inc., a corporation continued under the CBCA.

         "AT&T CANADA ARTICLES OF REORGANIZATION" means the articles of reorganization referred to in Section 5.2 to be filed by AT&T Canada pursuant to Section 191 of the CBCA.

         "AT&T CANADA CERTIFICATE OF REORGANIZATION" means the certificate of amendment to be issued in accordance with Section 191 of the CBCA giving effect to the AT&T Canada Articles of Reorganization.

         "AT&T CANADA COMPANIES" means collectively AT&T Canada, AT&T Fibre, AT&T Telecom Services, Canada Corp., MetroNet US, MetroNet Washington and Netcom, or any one of them.

         "AT&T CANADA CANADIAN INTER-COMPANY INDEBTEDNESS" means any claim of AT&T Canada against AT&T Fibre, AT&T Telecom Services, Canada Corp. Netcom or any other company that is to amalgamate with New OpCo pursuant to the New OpCo Arrangement in respect of any inter-company advances, services rendered or any other matter owing as of the Effective Time.

         "AT&T CANADA NOTES" means the promissory notes created under Sections
         4.18 and pursuant to 5.8(n).

         "AT&T FIBRE" means AT&T Canada Fibre Company, an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.

         "AT&T TELECOM SERVICES" means AT&T Canada Telecom Services Company, an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.


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         "BIA" means the BANKRUPTCY AND INSOLVENCY ACT, R.S.C. 1985, c. B-3, as
         amended.

         "BUSINESS DAY" means a day, other than Saturday, Sunday or a statutory holiday on which banks are generally open for business in Toronto, in the Province of Ontario, Canada.

         "CALCULATION DATE" means February 28, 2003, and if the Plan Implementation Date occurs after April 15, 2003 but on or before May 1, 2003, it shall mean March 31, 2003 and if the Plan Implementation Date occurs on or after May 2, 2003, it shall mean the date to be set for the AT&T Canada Companies in consultation with the Restricted Committee or otherwise by the Court.

         "CALENDAR DAY" means any day, including Saturday, Sunday and any statutory holiday in the Province of Ontario, Canada.

         "CANADA CORP." means AT&T Canada Corp., an unlimited liability company incorporated under the NSCA and, from and after the New OpCo Arrangement, New OpCo.

         "CANADIAN DOLLARS" or "$" means dollars denominated in the lawful currency of Canada.

         "CASH POOL" means the cash amount to be distributed to the Affected Creditors pursuant to the Plan being (a) all available cash and cash equivalents as of the Calculation Date determined in accordance with Canadian generally accepted accounting principles exceeding the sum of $100,000,000 minus (b) the Net Working Capital Adjustment (for greater certainty, a negative Net Working Capital Adjustment amount shall increase the Cash Pool and not decrease it) less (c) the estimated costs in respect of the CCAA Proceedings and the CBCA Proceedings to be paid after the Calculation Date up to the Plan Implementation Date, including the professional fees of advisors, which become payable or accrue as of the Plan Implementation Date, without duplication.

         "CASH POOL ADVANCE NOTES" means collectively the Cash Pool AT&T Canada Advance Note and the Cash Pool Canada Corp. Note.

         "CASH POOL AT&T CANADA ADVANCE NOTE" means the cash pool advance promissory note to be issued by New PublicCo to AT&T Canada pursuant to
         Section 4.1(c).

         "CASH POOL CANADA CORP. ADVANCE NOTE" means the cash pool advance promissory note to be issued by New PublicCo to Canada Corp. pursuant to Section 4.1(c).

         "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended.

         "CBCA PROCEEDINGS" means the proceedings to be instituted by New OpCo to implement the New OpCo Arrangement.

         "CBCA SANCTION ORDER" means the order of the Court proposed to be made in the CBCA Proceedings approving the New OpCo Arrangement, as such order may be amended, varied or modified by the Court from time to time.


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         "CCAA" means the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c.
         C-36 as amended.

         "CCAA PROCEEDINGS" means the proceedings in respect of the AT&T Canada Companies under the CCAA commenced pursuant to a notice of application dated October 15, 2002 in which the Initial CCAA Order was made.

         "CCAA SANCTION ORDER" means an Order proposed to be made in the CCAA Proceedings to sanction this Plan, as such Order may be amended, varied or modified by the Court from time to time.

         "CDS" means The Canadian Depository for Securities Limited and its nominee companies.

         "CLAIM" means any right or claim of any Person against the AT&T Canada Companies, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the AT&T Canada Companies, which indebtedness, liability or obligation is in existence or which is based on an event, act or omission which occurred in whole or in part prior to the Commencement Time, and any interest that may accrue thereon up to the Commencement Time for which there is an obligation to pay, and costs which such Person would be entitled to receive pursuant to the terms of any contract with such Person at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) against any property or assets, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which existed prior to the Commencement Time, together with any other rights or claims that would have been claims provable in bankruptcy had the AT&T Canada Companies become bankrupt at the Commencement Time, together with any other rights or claims, whether or not asserted, arising after the Commencement Time in any way, directly or indirectly related to any action taken or power exercised by the AT&T Canada Companies in the CCAA Proceedings.

         "CLAIMS BAR DATE" means 5:00 p.m. (Toronto time) on December 23, 2002, or such other later date as the Court may set.

         "CLAIMS OFFICER" means each of the Person or Persons designated by the Court in the Claims Procedure Order to hear and resolve a Claim under the Claims Procedure and the Claims Procedure Order.

         "CLAIMS PROCEDURE" means the claims procedure and schedules set out therein for determining a Claim for voting and distribution purposes approved by the Claims Procedure Order, as may be amended from time to time.


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         "CLAIMS PROCEDURE ORDER" means the Order made on November 27, 2002, as may be amended or varied from time to time, approving and implementing the Claims Procedure.

         "COMMENCEMENT TIME" means 12:01 a.m. (Toronto time) on October 15,
         2002.

         "COMMON SHARES" means the common shares of New PublicCo having the rights, privileges and conditions set out in the New PublicCo Articles, and all other rights attaching thereto, including rights under the Shareholders Rights Plan.

         "COURT" means the Superior Court of Justice (Commercial List) for the Province of Ontario, Canada.

         "CREDITOR" means any Person having a Claim against any one of the AT&T Canada Companies and may, where the context requires, include the assignee of a Claim or a trustee, interim receiver, receiver, receiver and manager, liquidator or other Person acting on behalf of such Person but does not include New PublicCo or AT&T Canada as acquiror of Affected Claims under the Plan.

         "CREDITORS' APPROVAL" means the approval of the Plan by the Affected Creditors Class voting on the Plan under the CCAA.

         "CREDITORS' EQUITY POOL" means a maximum of 20,000,000 New Shares to be distributed to the Affected Creditors under the Plan.

         "DISPUTED DISTRIBUTION CLAIMS" means any portion of Affected Claims of Affected Creditors under or which may be the subject of adjudication before a Claims Officer or the Court pursuant to the Claims Procedure and the Claims Procedure Order.

         "DISTRIBUTION CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for final allowance and distribution purposes, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order and the CCAA.

         "DTC" means Depository Trust Corporation and its nominee companies.

         "EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Plan Implementation Date.

         "EXISTING AT&T CANADA EQUITY" means all of the issued and outstanding equity in AT&T Canada, including (a) class A voting shares, (b) class B non-voting shares and (c) non-voting preferred shares; and all issued and outstanding warrants, options and agreements to purchase any of the foregoing, whether vested or not, except for the voting shares to be issued to New PublicCo under the Plan.

         "EXISTING CANADA CORP. EQUITY" means, prior to the New OpCo Arrangement, all of the issued and outstanding equity in Canada Corp., including (a) non-voting common shares and (b) voting preferred shares and all issued and outstanding warrants, options and agreements to purchase any of the foregoing, whether vested or not, and, after the New OpCo Arrangement, means the securities of New OpCo, into which any of the foregoing (including the foregoing warrants, options and agreements to subscribe for or purchase from the issuer any other securities of New OpCo) may be exchanged upon the


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         issuance of the New OpCo Articles of Arrangement, except, in all cases, for the shares of New OpCo owned by AT&T Canada.

         "GOVERNMENTAL AUTHORITY" means the Crown, any government, municipality, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation or agent, court, board, tribunal, dispute settlement panel or body or other law, rule or regulation-making entity:

         (a) having or purporting to have jurisdiction on behalf of any nation, province, state or other geographic or political subdivision thereof; or

         (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

         "INDENTURE TRUSTEES" means the indenture trustees acting in such capacity under the trust indentures governing the issue of Notes to the Noteholders.

         "INITIAL CCAA ORDER" means the Order made on October 15, 2002 in respect of the AT&T Canada Companies, as amended, extended, restated or varied from time to time.

         "INTERCOMPANY CLAIMS" means any Claims of the AT&T Canada Companies or any affiliates or subsidiaries, as defined in the CBCA, against one or more of the AT&T Canada Companies with respect to inter-corporate advances, services rendered or any other matter.

         "LIMITED VOTING SHARES" means the limited voting shares of New PublicCo, having the rights, privileges, restrictions and conditions set out in the New PublicCo Articles, and the non-severable rights attaching thereto, including rights under the Acquisition Rights Agreement and the Shareholders Rights Agreement.

         "MANAGEMENT EMPLOYEES" means the directors, officers and other key employees and consultants of New PublicCo and its affiliates to be identified pursuant to the Management Incentive Plan.

         "MANAGEMENT INCENTIVE PLAN" means the management incentive plan of New PublicCo described in Section 5.7(b).

         "MEETING" means the meeting of the Affected Creditors Class called for the purpose of considering and voting in respect of this Plan pursuant to the CCAA.

         "MEETING ORDER" means the Order to be made under Section 4 of the CCAA calling the meeting of the Affected Creditors Class to consider and vote on the Plan and setting out, inter alia, the voting process for the Noteholders.

         "METRONET WASHINGTON" means MetroNet Fiber Washington Inc., a corporation incorporated under the laws of the State of Washington, all of the issued and outstanding shares of which are owned by the MetroNet US.


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         "METRONET US" means MetroNet Fiber US Inc., a corporation incorporated under the laws of the State of Delaware, all of the issued and outstanding shares of which are owned by AT&T Telecom Services.

         "MONITOR" means KPMG Inc., in its capacity as Monitor appointed by the Court pursuant to the Initial CCAA Order, and any successor thereof.

         "MONITOR'S CERTIFICATE" means the certificate for the Monitor to be filed with the Court pursuant to Section 6.5.

         "NASDAQ" means the National Association of Securities Dealers Automatic Quotation System.

         "NBCA" means the New Brunswick BUSINESS CORPORATIONS ACT, R.S.N.B. 1973, C.B.-9.1, as amended.

         "NET WORKING CAPITAL" means the number determined from the AT&T Canada consolidated balance sheet as of the Calculation Date as follows:

         (a) the aggregate of the accounts receivable and other current assets (other than cash and cash equivalents); less

         (b) the accounts payable and accrued liabilities (excluding integration reserves, accrued capital expenditures and interest payable), determined in a manner consistent with the AT&T Canada Companies June 2002 financial forecast.

         "NET WORKING CAPITAL ADJUSTMENT" means $100,000,000 less Net Working Capital.

         "NETCOM" means Netcom Canada Inc., a corporation incorporated under the OBCA and, from and after the New OpCo Arrangement, New OpCo.

         "NEW AT&T CANADA BOARD OF DIRECTORS" means the members of the board of directors of AT&T Canada to be appointed under the CCAA Sanction Order, effective as of the Plan Implementation Date.

         "NEW AT&T CANADA BY-LAWS" means the general by-laws of AT&T Canada to become effective on the Plan Implementation Date and which will have substantially the same terms as the New PublicCo By-Laws.

         "NEW INSOLVENCY PROCEEDING" means the occurrence of any one of the following events after the Plan Implementation Date:

         (a) New OpCo is wound up, dissolved or liquidated under any law or otherwise, or becomes subject to the provisions of the WINDING-UP AND RESTRUCTURING ACT, R.S.C. 1985, c. W-11, as amended or has its existence terminated or passes a resolution in connection therewith;

         (b) New OpCo makes a general assignment for the benefit of its creditors or is declared bankrupt or is the subject of the filing of a proceeding or case seeking a stay of proceedings, protection from creditors, moratorium, reorganization,


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                                      -9-


                  arrangement, composition, readjustment, or other creditor relief under any present or future law of any jurisdiction relating to bankruptcy or insolvency, including the CCAA, the BIA and the U.S. Bankruptcy Code; and

         (c) New OpCo sells substantially all of its assets to a non-affiliated purchaser.

         "NEW OPCO" means 6041027 Canada Inc., a corporation incorporated under the CBCA as a wholly-owned subsidiary of AT&T Canada for the purpose of proposing and implementing an arrangement under Section 192 of the CBCA and, from and after the New OpCo Arrangement, will mean the corporation resulting from the amalgamation contemplated under the New OpCo Arrangement.

         "NEW OPCO ARRANGEMENT" means the arrangement proposed by New OpCo under
         Section 192 of the CBCA to import AT&T Fibre, AT&T Telecom Services and Canada Corp. from the NSCA, Netcom, 1219404 Ontario Inc. and 950545 Ontario Inc. from the OBCA and Netcom Canada Holdings Inc. from the NBCA, and to effect an amalgamation of New OpCo, AT&T Fibre, AT&T Telecom Services, Canada Corp., Netcom, Netcom Canada Holdings Inc., 1219404 Ontario Inc. and 950545 Ontario Inc. with articles (as of the effective time of such amalgamation) having substantially the same terms and conditions of the New PublicCo Articles except for the New Shares.

         "NEW OPCO ARTICLES OF ARRANGEMENT" means the articles of arrangement to be filed pursuant to Section 192 of the CBCA in connection with the New OpCo Arrangement.

         "NEW OPCO ARTICLES OF REORGANIZATION" means the articles of reorganization referred to in Section 5.3 to be filed in the circumstances described in the Plan by New OpCo pursuant to Section 191 of the CBCA.

         "NEW OPCO CERTIFICATE OF ARRANGEMENT" means the certificate of arrangement to be issued in accordance with the Section 192 of the CBCA giving effect to the New OpCo Articles of Arrangement.

         "NEW OPCO CERTIFICATE OF REORGANIZATION" means the certificate of amendment to be issued in the circumstances described in the Plan in accordance with Section 191 of the CBCA giving effect to the New OpCo Articles of Reorganization.

         "NEW OPCO BY-LAWS" means the by-laws of New OpCo which will have substantially the same terms as the New PublicCo By-Laws.

         "NEW PUBLICCO" means a corporation to be incorporated under the CBCA for the purpose, among other things, of effecting an exchange of the Claims of Affected Creditors for the Creditors' Equity Pool and the Cash Pool in accordance with the Plan.

         "NEW PUBLICCO ARTICLES" means the articles of amendment of New PublicCo substantially in the form set out in Schedule A to the Plan.

         "NEW PUBLICCO BY-LAWS" means the by-laws of New Public Co to become effective on the Plan Implementation Date substantially in the form set out in Schedule B to the Plan.

         "NEW PUBLICCO BOARD OF DIRECTORS" means the board of directors of New PublicCo to be established on the Plan Implementation Date.

         "NEW SHARES" means the Limited Voting Shares and the Common Shares.

         "NOTEHOLDERS" means the beneficial holders of one or more series of Notes from time to time, but excluding New PublicCo as acquiror of Notes under the Plan.

         "NOTES" means the following series of public notes issued by AT&T
         Canada: (a) the US $250 million 12% senior notes due August, 2007, (b) the US $170 million 10.75% senior discount notes due November, 2007,
         (c) the US $970 million 9.95% senior discount notes due June, 2008, (d) the US $225 million 10.625% senior notes due November, 2008, (e) the $150 million 7.15% senior notes due September, 2004, (f) the US $1 billion 7.65% senior notes due September, 2006, and (g) the US $250 million 7.625% senior notes due March, 2005.

         "NSCA" means the Nova Scotia COMPANIES ACT, R.S.N.S. 1989, C. 81, as amended.

         "OBCA" means the Ontario BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B-16, as amended.

         "ONGOING SUPPLIER" means a supplier of goods, premises or services to the AT&T Canada Companies from whom any of the AT&T Canada Companies has ordered or purchased goods, premises or services within the period of ninety days prior to the Commencement Time and which will not be affected by the AT&T Canada Companies in the CCAA Proceedings.

         "ORDER" means any order of the Court in the CCAA Proceedings.

         "PERSON" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and any Governmental Authority in Canada, the US or elsewhere.

         "PLAN" means this consolidated plan of arrangement and reorganization filed by the AT&T Canada Companies under the CCAA and the CBCA, as such Plan may be amended, restated, varied or supplemented by the AT&T Canada Companies from time to time in accordance with the Plan.

         "PLAN IMPLEMENTATION DATE" means a Business Day on which the Monitor has filed with the Court a certificate pursuant to Section 6.5 stating that all conditions set out in Section 6.4 have been satisfied.

         "RECORD DATE" means the date established for the purpose of determining Affected Creditors entitled to receive distributions from the Cash Pool and the Creditors' Equity Pool, which shall be five Business Days prior to the Plan Implementation Date and to the extent that the Record Date shall be a date later than March 25 , 2003, the AT&T Canada Companies shall issue a press release at least five Business Days prior to March 25, 2003 setting the new Record Date.

         "RESIDENCY DECLARATION" means the declaration as to Canadian residency substantially in the form set out in Schedule C.

         "RESTRICTED COMMITTEE" means the sub-committee of Noteholders consisting of members of the Ad Hoc Committee of Noteholders who are identified to the AT&T Companies by counsel to the Ad Hoc Committee of Noteholders initially prior to the Court hearing for the Meeting Order and from time to time thereafter.

         "SHAREHOLDERS RIGHTS PLAN" means the shareholders rights plan of New PublicCo to become effective on the Plan Implementation Date substantially in the form and upon the terms contained in Schedule D to the Plan.

         "TAXES" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof.

         "TRANSFER AGENT" means CIBC Mellon Trust Company, the registrar and transfer agent to be appointed by New PublicCo on the Plan Implementation Date to maintain the register of securities of New PublicCo and record their transfer.

         "UNAFFECTED CLAIMS" means the Claims other than Affected Claims but includes Intercompany Claims.

         "UNAFFECTED CREDITORS" means Creditors with Unaffected Claims, in respect of and to the extent of those Unaffected Claims.

         "US" means the United States of America.

         "US$" or "US DOLLARS" means the lawful currency of the US.

         "US BANKRUPTCY CODE" means chapter 11 of title 11 of the United States Code, 11 U.S.C., ss.ss.101-1330, as amended.

         "US PROCEEDINGS" means the proceedings commenced by the Monitor as foreign representative of the AT&T Canada Companies under Section 304 of the US Bankruptcy Code in the US Bankruptcy Court for the Southern District of New York, seeking, among other things, injunctive relief and entry of the US Proceedings Order.

         "US PROCEEDINGS ORDER" means the order to be made in the US Proceedings recognizing the CCAA Sanction Order and the CBCA Sanction Order in the US and giving full effect to the Plan.

         "US SECURITIES ACT" means the US Securities Act of 1933, as amended.

         "VOTING CLAIM" means the amount of the Affected Claim of an Affected Creditor as finally determined for voting at the Meeting, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order, the Meeting Order and the CCAA.

1.2      CERTAIN RULES OF INTERPRETATION

         In this Plan and any Schedules hereto:

         (a) all accounting terms not otherwise defined herein shall have the meanings ascribed to them, from time to time, in accordance with Canadian generally accepted accounting principles, including those prescribed by the Canadian Institute of Chartered Accountants;

         (b) all references to currency are to Canadian Dollars, except as otherwise indicated;

         (c) the division of this Plan into Articles and Sections and the insertion of a table of contents are for convenience of reference only and do not affect the construction or interpretation of this Plan, nor are the descriptive headings of Articles and Sections intended as complete or accurate descriptions of the content thereof;

         (d) the use of words in the singular or plural, or with a particular gender, including the defined terms in the Plan, shall not limit the scope or exclude the application of any provision of this Plan or a Schedule hereto to such Person (or Persons) or circumstances as the context otherwise permits;

         (e) the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

         (f) unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Toronto, Ontario and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day;

         (g) unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next succeeding Business Day if the last day of the period is not a Business Day;

         (h) whenever any payment to be made or action to be taken under this Plan is required to be made or to be taken on a day other than a Business Day, such payment shall be made or action taken on the next succeeding Business Day;

         (i) unless otherwise provided, any reference to a statute or other enactment of parliament or a legislature includes all regulations made thereunder, all amendments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation; and

         (j) references to a specified Article, Section or Schedule shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specified Article or Section of, or Schedule to, this Plan, whereas the terms "this Plan", "hereof", "herein", "hereto", "hereunder" and similar expressions shall be deemed to refer generally to this Plan and not to any particular Article, Section, Schedule or other portion of this Plan and include any documents supplemental hereto.

1.3      GOVERNING LAW

         This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation of or application of this Plan and all proceedings taken in connection with this Plan and its provisions, except as contemplated by the US Proceedings, shall be subject to the exclusive jurisdiction of the Court.

1.4      SCHEDULES

         The following are the schedules to the Plan which are incorporated by reference into the Plan and form part thereof:

         Schedule A - New PublicCo Articles

         Schedule B - New PublicCo By-Laws

         Schedule C - Canadian Residency Declaration

         Schedule D - Shareholders Rights Plan

         Schedule E - Acquisition Rights Agreement

                                   ARTICLE 2
                               PURPOSE OF THE PLAN

2.1      PURPOSE

         The purpose of the Plan is:

         (a) to restructure the balance sheets and equity of the AT&T Canada Companies and certain inter-company indebtedness among the AT&T Canada Companies, respectively;

         (b) to simplify the operating corporate structure of the AT&T Canada Companies;

         (c)      to create New Shares to exchange for Affected Claims; and

         (d) to provide for the compromise, settlement and payment of the Affected Claims of the Affected Creditors as finally determined for distribution purposes in accordance with the Claims Procedure, the Claims Procedure Order, the Meeting Order and the Plan,

in the expectation that all Persons with an economic interest in the AT&T Canada Companies will derive a greater benefit from the implementation of the Plan than would result from a bankruptcy of the AT&T Canada Companies. The Plan is presented to the Creditors on a consolidated basis to reflect the fact that the AT&T Canada Companies operate one integral network and telecommunications infrastructure and AT&T Fibre, AT&T Telecom Services and Canada Corp. are unlimited liability companies and to simplify the administration and implementation of the Plan. The Plan also establishes a Management Incentive Plan to replace existing employee incentive plans to reflect the anticipated contributions from the Management Employees and to provide incentives to Management Employees regarding the continuing business of the AT&T Companies.

                                   ARTICLE 3
               CLASSIFICATION OF CREDITORS AND PROCEDURAL MATTERS

3.1      CLASSIFICATION OF CREDITORS

         For the purposes of considering and voting on the Plan and receiving distributions under the Plan, there shall be only one class of Affected Creditors which shall be identified as the "Affected Creditors Class".

3.2      CLAIMS PROCEDURE

         The procedure for determining the validity and quantum of the Affected Claims of Affected Creditors for voting and distribution purposes under the Plan shall be governed by the Claims Procedure, the Claims Procedure Order and the Meeting Order.

3.3      UNAFFECTED CREDITORS

         This Plan does not compromise the Claims of Unaffected Creditors, other than certain Intercompany Claims. The Unaffected Claims, other than the Intercompany Claims that are restructured or settled under the Plan, shall continue to be paid in full in the ordinary course.

3.4      CROWN PRIORITY CLAIMS

         Within six months after the date of the CCAA Sanction Order, the AT&T Canada Companies will pay in full to Her Majesty in Right of Canada or a province all amounts of a kind that could be subject to a demand under subsection 224(1.2) of the INCOME TAX ACT (Canada) or under any substantially similar provision under provincial legislation and that were outstanding at the Commencement Time.

                                    ARTICLE 4
                         TREATMENT OF AFFECTED CREDITORS

         The Affected Creditors shall receive the treatment provided in Article 4 on account of their Affected Claims, and on the Plan Implementation Date, the Affected Claims will be affected and compromised in accordance with the terms of the Plan.

4.1      AFFECTED CREDITORS

         (a)      VOTING CLAIMS

                  Each Affected Creditor having a Voting Claim shall be entitled to vote in the Affected Creditors Class in an amount equal to its Voting Claim.

         (b)      DISTRIBUTION CLAIMS

                  On the Plan Implementation Date, in accordance with and pursuant to Section 5.8, each Affected Creditor shall mandatorily transfer and shall be deemed to have transferred its Affected Claims to New PublicCo and shall receive in accordance with the Plan from New PublicCo in full satisfaction of its Distribution Claim, PRO-RATA with other Distribution Claims, a cash distribution from the Cash Pool and New Shares from the Creditors' Equity Pool, in accordance with Sections 4.1(d) and 4.1(e).

         (c)      NET WORKING CAPITAL ADJUSTMENT

                  In connection with the final determination of the Cash Pool, the AT&T Canada Companies and the professional advisors to the Restricted Committee shall review the calculations generated by the application of the Net Working Capital Adjustment, including a thorough understanding of the reasons for any variances in actual working capital account balances from those currently expected. Upon a mutual determination of long-term differences in the expected working capital levels of the AT&T Canada Companies from the amounts relied on for determining the Net Working Capital Adjustment, the Cash Pool may be appropriately adjusted with the consent of the Restricted Committee from the amounts derived above to address such changes in the working capital position of the AT&T Canada Companies. Subject to material unforeseen events, and without the consent of the Restricted Committee, the Cash Pool shall not be less than $200 million. The AT&T Canada Companies and the Restricted Committee will work to finalize the Net Working Capital Adjustment as soon as the relevant information has been determined, which is to be completed on or before the Record Date. In the event that the Calculation Date is changed in accordance with the Plan and, as a result thereof, there is a significant change in the cash position of the AT&T Canada Companies, the AT&T Canada Companies and the Restricted Committee shall consider and implement in good faith an appropriate adjustment to the Cash Pool. As soon as the Cash Pool amount has been determined (which, for greater certainty, shall not be less than $200 million), and in any event no later than two Business Days after the Record Date, Canada Corp. and/or AT&T Canada will advance to New PublicCo an amount which, in the aggregate, is equal to the Cash Pool (the "Cash Pool Advances") which advances shall be evidenced, in the case of AT&T Canada, by the Cash Pool AT&T Canada Advance
                  Note issued by New PublicCo to AT&T Canada and, in the case of Canada Corp., by the Cash Pool Canada Corp. Advance Note issued by New PublicCo to Canada Corp.

         (d)      CANADIAN RESIDENCY REQUIREMENTS

                  Subject to Paragraph 4.1(e), each Affected Creditor who duly completes a Residency Declaration and provides such completed Residency Declaration to New PublicCo on or before the Record Date (a "Canadian Affected Creditor") shall be entitled to receive, in addition to its pro rata share (with all other Affected Creditors) of the Cash Pool, a pro rata share (with all other Canadian Affected Creditors) of Common Shares from the Creditors' Equity Pool (the total number of Common Shares to which Canadian Affected Creditors are so entitled is hereinafter referred to as the "Initial Common Share Pool"). Affected Creditors who do not complete and provide Residency Declarations ("Other Affected Creditors"), as aforesaid, shall be entitled to receive their pro rata share (with all Other Affected Creditors) of Common Shares equal to 50% of the Initial Common Share Pool, and shall be entitled to receive their pro rata share (with all Other Affected Creditors) of the Limited Voting Shares in respect of the balance of their claims. Any Affected Creditor who would otherwise be entitled to receive additional Common Shares but for Section 4.1(e) (such additional Common Shares being hereinafter referred to as the "Withheld Shares") shall, in lieu of the Withheld Shares, be entitled to receive and shall accept a number of Limited Voting Shares equal to the number of Withheld Shares. The total number of New Shares to be issued under the Plan shall be determined by AT&T Canada in consultation with the Restricted Committee on the basis that all Affected Creditors shall receive their pro rata share (with all other Affected Creditors) of the total number of New Shares (subject to the fact that the composition of Common Shares and Limited Voting Shares which each Affected Creditor receives will be determined in the manner set forth herein).

         (e)      MAXIMUM ISSUE OF NEW SHARES

                  No Affected Creditor shall be issued Common Shares to the extent that, subsequent to such issuance, such Affected Creditor and any other Person or group of Persons with whom it is acting jointly or in concert would be directly or indirectly the beneficial holder of, or have control over, greater than 10% of the issued and outstanding Common Shares on or after the Plan Implementation Date. To the extent that any Affected Creditor and any other Person or group of Persons with whom it is acting jointly or in concert would otherwise be entitled to receive Common Shares in an amount greater than 10% of the issued and outstanding Common Shares, that Affected Creditor and any other Person or group of Persons with whom it is acting jointly or in concert shall receive the amount in excess of the 10% limit on Common Shares as Limited Voting Shares.

4.2      SETTLEMENT PROCEDURES

         (a)      RECORD DATE

                  The Affected Creditors as of the Record Date shall be entitled to receive their pro rata share of the Cash Pool and the Creditors' Equity Pool in accordance with the Plan.

         (b)      DTC AND CDS SYSTEMS

                  To the extent that any Notes are held by DTC or CDS, cash payments and the delivery of the New Shares, as applicable, will be made upon surrender of the Notes by DTC or CDS (i) through the facilities of DTC, to DTC participants who in turn will make the cash payments and deliveries, as applicable, to the beneficial holders of the Notes as of the Record Date pursuant to standing instruments and customary practices and
                  (ii) through the facilities of CDS, to CDS participants who in turn will make the cash payments and deliveries to beneficial holders of Notes as of the Record Date pursuant to standing instruments and customary practices. New PublicCo shall have no liability or obligation in respect of such payments of cash or deliveries to participants of DTC or CDS or to beneficial holders of Notes, once such payments of cash and deliveries of New Shares are made to DTC and CDS.

         (c)      OTHER NOTEHOLDERS

                  Noteholders whose Notes are not held through the CDS or DTC systems will only be entitled to receive certificates representing New Shares and cheques representing their pro rata share of the Cash Pool upon receipt by the Transfer Agent of a duly completed letter of transmittal and any applicable Residency Declaration together with duly endorsed Notes held by them respectively and all other required documentation.

4.3      CURRENCY

         For the purposes of voting or distribution, a Claim shall be denominated in Canadian Dollars. Any Claim in a currency other than Canadian Dollars must be converted to Canadian Dollars, such amount shall be regarded as having been converted at the spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian Dollars as at the close of business on the Business Day before the Commencement Time, which rate for the conversion of US Dollars to Canadian Dollars is 1.5869.

4.4      FRACTIONAL NEW SHARES

         Notwithstanding any other provision of the Plan, only whole numbers of New Shares will be issued. When any distribution on account of a Distribution Claim would otherwise result in the issuance of a number of New Shares that is not a whole number, the actual distribution of such New Shares will only include the next lower whole number and no compensation shall be paid for fractional share interests.

4.5      INTEREST

         No interest or penalties shall accrue or be paid on the Claims of Affected Creditors from and after the Commencement Time but shall be released in accordance with the Plan. No interest or penalties shall accrue on the AT&T Canada Canadian Inter-Company Indebtedness from and after the Commencement Time.

4.6      BARRED CLAIMS

         If an Affected Creditor fails to establish its Claim in accordance with the Claims Procedure prior to the Claims Bar Date, that Affected Creditor is disentitled from receiving any distributions under the Plan, but the AT&T Canada Companies shall nevertheless be released from the Claims of such Affected Creditor.

4.7      DISPUTED DISTRIBUTION CLAIMS

         The fact that a Claim is accepted for voting purposes shall not preclude the AT&T Canada Companies from disputing the Claim for distribution purposes. Distributions from the Cash Pool and the Creditors' Equity Pool in relation to any Disputed Distribution Claim in existence at the Plan Implementation Date will be held in escrow with the Transfer Agent pending final adjudication or settlement of the dispute and shall not be distributed until the Disputed Distribution Claim is finally resolved. The New Shares held in escrow by the Transfer Agent pending final adjudication or settlement of the dispute shall consist solely of Limited Voting Shares. To the extent that any Disputed Distribution Claim is resolved at an amount which is less than the amount of New Shares in the Creditors' Equity Pool attributable to such Disputed Distribution Claim, an amount of New Shares equal to the amount of New Shares which are not to be distributed on account of such Disputed Distribution Claim shall be deemed not to have been issued as of the Plan Implementation Date and the balance of New Shares held in escrow with the Transfer Agent shall be automatically reduced accordingly effective as of the Plan Implementation Date and any certificates evidencing such New Shares which are not to be distributed shall be returned by the Transfer Agent to New PublicCo. To the extent that any Disputed Distribution Claim is resolved at an amount which is less than the amount of funds for the Cash Pool held in escrow by the Transfer Agent in respect of such Disputed Distribution Claim and such funds held in escrow with the Transfer Agent are not further required to protect in full other Disputed Distribution Claims pending their final resolution, the AT&T Canada Companies shall be entitled, at their discretion, to direct from time to time the Transfer Agent to make further distributions of such funds on account of Distribution Claims.

4.8      UNAFFECTED CREDITORS

         For greater certainty, no Creditor shall be entitled to vote or to receive any distributions from the Cash Pool or Creditors' Equity Pool under the Plan in respect of its Unaffected Claim.

4.9      GUARANTEES AND SIMILAR COVENANTS

         No Person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under the Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person in respect of a Claim which is compromised under the Plan shall be entitled to any greater or additional rights than the Creditor whose Claim was compromised under the Plan other than Claims of present or former directors and officers of the AT&T Canada Companies for indemnity pursuant to indemnities provided by the AT&T Canada Companies as set out in the definition of Affected Claims, Clause (b), of Section 1.1. An Affected Creditor who has Claims against more than one of the AT&T Canada Companies in respect of the same underlying debt, liability or obligation shall only be entitled to file and assert one Claim in respect of such debt, liability or obligation.

4.10     PRIORITY CLAUSES

         Any terms and conditions of any Affected Claims which purport to deal with the ordering of or grant priority of payment of principal, interest, penalties or other amounts shall be deemed to be void and ineffective.

4.11     TAX MATTERS

         (a)      ALLOCATION OF DISTRIBUTIONS

         All distributions made by New PublicCo pursuant to this Plan shall be first in consideration for the outstanding principal amount of the Claims and secondly in consideration for accrued and unpaid interest and penalties, if any, which forms part of such Claims. Notwithstanding any provisions of the Plan, each Affected Creditor that is to receive a distribution pursuant to the Plan shall have sole and exclusive responsibility for the satisfaction and payment of any Tax obligations imposed by any Governmental Authority on account of such distribution.

         (b)       WITHHOLDING RIGHTS

         The AT&T Canada Companies and New PublicCo shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any Affected Creditor or to any Person on behalf of any Affected Creditor such amounts as the AT&T Canada Companies or New PublicCo is (i) required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada), the INTERNAL REVENUE CODE OF 1986 (US) or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) entitled to withhold under section 116 of the INCOME TAX ACT (Canada) or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Affected Creditor in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to an Affected Creditor exceeds the cash portion of the distribution or consideration otherwise payable to the Affected Creditor, the AT&T Canada Companies and New PublicCo are hereby authorized to sell or otherwise dispose of such portion of the distribution or consideration as is necessary to provide sufficient funds to the AT&T Canada Companies or New PublicCo to enable them to comply with such deduction or withholding requirement or entitlement and the AT&T Canada Companies or New PublicCo shall notify the Affected Creditor thereof and remit to such Affected Creditor any unapplied balance of the net proceeds of such sale.

4.12     SET OFF

         The law of set-off applies to all Affected Claims made against any of the AT&T Canada Companies and to all actions instituted by the AT&T Canada Companies for the recovery of debts due to any of the AT&T Canada Companies in the same manner and to the same extent as if any one of the AT&T Canada Companies was plaintiff or defendant, as the case may be, provided however, that no set-off shall apply against New PublicCo under its acquisition of the Affected Claims of Affected Creditors pursuant to the Plan.

4.13     EFFECT OF PLAN GENERALLY

         On the Plan Implementation Date, the treatment of Claims under the Plan shall be final and binding on the AT&T Canada Companies, New PublicCo, all Creditors and other Persons (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) and the Plan shall constitute:

         (a) after the deemed transfer of Affected Claims of Affected Creditors to New PublicCo pursuant to Sections 4.1 and 5.8(e) of the Plan and distribution of the Cash Pool and Creditors' Equity Pool, an absolute release and discharge by the Affected Creditors of all indebtedness, liabilities and obligations of AT&T Canada Companies of or in respect of the Affected Claims of Affected Creditors;

         (b) a settlement of the Affected Claims acquired by New PublicCo. in accordance with Sections 4.18 and 5.8(n);

         (c) a reorganization of the capital and governance structure of the AT&T Canada Companies in accordance with the provisions of the Plan; and

         (d) a restructuring and subordination of the AT&T Canada Canadian Inter-Company Indebtedness in accordance with Sections 4.17 and 5.8(o).

4.14     COMPROMISE EFFECTIVE FOR ALL PURPOSES

         The compromise or other satisfaction of any Claim under the Plan, if sanctioned and approved by the Court under the CCAA Sanction Order shall, in the case of any Affected Creditor, be binding on and after the Plan Implementation Date on such Affected Creditor and such Affected Creditor's heirs, executors, administrators, legal personal representatives, successors and assigns.

4.15     WAIVER OF DEFAULTS

         From and after the Plan Implementation Date, all Persons shall be deemed to have waived any and all defaults of any of the AT&T Canada Companies then existing or previously committed by any of the AT&T Canada Companies or caused by the AT&T Canada Companies, any of the provisions hereof or steps contemplated hereby, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and any of the AT&T Canada Companies, and any and all notices of default and demands for payment under any instrument, including any guarantee, shall be deemed to have been rescinded.

4.16     THIRD PARTY RELEASES

         On the Plan Implementation Date, in accordance with and pursuant to
Section 5.8(v), each and every present and former officer and director, employee, auditor, financial advisor, legal counsel and agent of the AT&T Canada Companies, the Ad Hoc Committee of Noteholders and each of its members (including members of the Restricted Committee) and its legal counsel and financial advisor, and the Monitor and its legal counsel, (individually, a "Released Party") shall be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature which any Person may be entitled to assert, including, without limitation, any and all claims in respect of potential statutory liabilities of the former and present directors and officers of the AT&T Canada Companies, whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date relating to, arising out of or in connection with Claims, the business and affairs of any of the AT&T Canada Companies, the issue of any securities by any one of the AT&T Canada Companies, the Plan, the CCAA Proceedings, the CBCA Proceedings and the US Proceedings, provided that nothing herein shall release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or where the claim is against a director of one or more of the AT&T Canada Companies and is based on allegations of misrepresentation made by directors to Creditors or wrongful or oppressive conduct by directors.

4.17 RESTRUCTURING AND SUBORDINATION OF AT&T CANADA CANADIAN INTER-COMPANY INDEBTEDNESS

         On the Plan Implementation Date, in accordance with and pursuant to
Section 5.8(o), all of the AT&T Canada Canadian Inter-Company Indebtedness as assumed by New OpCo from and after the New OpCo Arrangement, shall be settled and in part subordinated and postponed to all other present and future liabilities payable, accruing or owing by it (whether actual or contingent, joint or several or otherwise) as follows:

(a)      (i)      The AT&T Canada Canadian Inter-Company  Indebtedness owed by
                  New OpCo shall be exchanged for new indebtedness established in two tiers, where Tier 1 indebtedness shall have a principal amount of not more than the fair value of New OpCo determined by the New PublicCo Board of Directors and shall be evidenced by an interest bearing demand note (the "Tier 1 Note") which shall rank pari passu with other debts and obligations of New
                  OpCo and where Tier 2 indebtedness shall have a principal amount equal to the remaining balance of the AT&T Canada
                  Canadian Inter-Company Indebtedness and shall be evidenced by a subordinated interest bearing term note (the "Tier 2 Note");
                  (ii) Each dollar of AT&T Canada Canadian Inter-Company
                  Indebtedness shall be exchanged for one dollar, in the aggregate, of principal amount of Tier 1 indebtedness and Tier
                  2 indebtedness, allocated pro rata to each dollar of AT&T
                  Canada Canadian Inter-Company Indebtedness in accordance with the total principal amounts of Tier 1 indebtedness and Tier 2 indebtedness.

         (b) Subject to Section 4.17(c), the Tier 2 Note shall be subordinate in right of payment of principal to the Tier 1 Note and all payments of principal made to AT&T Canada by New OpCo on account of the Tier l and Tier 2 Notes created pursuant to Section 4.17(a) shall be made only pursuant to the Plan or in the ordinary course of business and shall first be made on account of and be applied to the Tier 1 Note as set out in Section 4.17(a).

         (c) In the event of a New Insolvency Proceeding, all of the remaining balance owing under the Tier 2 Note of New OpCo shall be postponed and subordinated to all of the present and future creditors of New OpCo and no amount on account of such

                  Tier 2 Note shall be paid until the claims of all other creditors of New OpCo have been satisfied in full in such New Insolvency Proceeding.

4.18     SETTLEMENT BETWEEN NEW PUBLICCO AND AT&T CANADA COMPANIES

         After the deemed transfer of the Affected Claims of Affected Creditors to New PublicCo, pursuant to and in accordance with Sections 4.1 and 5.8(e), pursuant to Section 5.8(n) the Affected Claims of Affected Creditors in respect of AT&T Canada shall be settled by New PublicCo and AT&T Canada in the following order:

         (a) New PublicCo shall transfer to AT&T Canada the Affected Claims of Affected Creditors owed by any of the AT&T Canada
                  Companies that is a predecessor to New OpCo under the New
                  OpCo Arrangement in exchange for an interest-bearing demand note issued by AT&T Canada with a principal amount equal to the fair value of such transferred Affected Claims (the
                  "AT&T Canada Note A"), as determined by the AT&T Canada
                  Board of Directors. Immediately after the transfer, AT&T
                  Canda shall settle with New OpCo those transferred Affected Claims for consideration equal to their fair value.

         (b) New PublicCo shall settle with AT&T Canada the Affected Claims of Affected Creditors owed by AT&T Canada, including the Notes, by receiving from AT&T Canada an interest bearing demand note issued by AT&T Canada having a principal amount equal to the fair value of AT&T Canada immediately following the settlement less the principal amount of the AT&T Canada Note A (the "AT&T Canada Note B").

                                   ARTICLE 5
                            CORPORATE REORGANIZATION

5.1      CREATION OF NEW PUBLICCO

         New PublicCo will acquire the Affected Claims from Affected Creditors in exchange for the New Shares from the Creditors' Equity Pool and the Cash Pool. New PublicCo shall be incorporated prior to the CCAA Sanction Order and the New PublicCo Articles and the New PublicCo By-Laws shall become effective on the Plan Implementation Date in accordance with Section 5.8. On the Plan Implementation Date, New PublicCo shall become the sole shareholder of AT&T Canada, and Affected Creditors will become the shareholders of New PublicCo, all in accordance with the provisions of the Plan.

5.2      AT&T CANADA REORGANIZATION

         On the Plan Implementation Date, in accordance with Section 5.8, the articles of AT&T Canada will be amended pursuant to the AT&T Canada Articles of Reorganization as follows:

         (a) to provide that the board of directors of AT&T Canada shall be fixed at nine directors;

         (b) to reorganize the authorized capital of AT&T Canada, issue 10,000 new voting common shares to New PublicCo, and cancel all of the Existing AT&T Canada Equity; and

         (c) to change the corporate name of AT&T Canada, to the extent necessary, to permit New PublicCo to use the name "AT&T Canada" in its corporate name from and after the Plan Implementation Date.

         The CCAA Sanction Order will fix the number of directors and appoint the nominees submitted to the Court by the AT&T Companies at the hearing for the CCAA Sanction Order to act as directors of AT&T Canada, who shall be the same individuals as the directors of New PublicCo. The following nominees shall be appointed by the Court under the CCAA Sanction Order unless a nominee withdraws his or her name before the hearing for the CCAA Sanction Order:

                                Gerry Beasley
                                Purdy Crawford
                                Bill Etherington
                                Deryk King
                                Ian Mansfield
                                Ian McKinnon
                                John McLennan
                                Jane Mowat
                                Dan Sullivan

         On the Plan Implementation Date, in accordance with Section 5.8, AT&T Canada shall further amend its articles to have substantially the same terms and conditions of the New PublicCo Articles except for the New Shares and the New AT&T Canada By-Laws will be adopted and shall contain substantially the same provisions as the New PublicCo By-Laws. For all purposes, the following nominees shall be deemed to have been elected by the holders of the Limited Voting Shares unless a nominee withdraws his or her name before the hearing for the CCAA Sanction Order:

                                Gerry Beasley
                                Deryk King
                                Ian McKinnon
                                Jane Mowat

5.3      NEW OPCO ARRANGEMENT AND NEW OPCO ARTICLES OF REORGANIZATION

         New OpCo will propose the New OpCo Arrangement under the CBCA to become effective on the Plan Implementation Date in accordance with and pursuant to
Section 5.8. Prior to the CCAA Sanction Order, AT&T Canada shall cause an amendment to the articles of New OpCo to increase the number of directors to nine members and shall cause New OpCo to institute the CBCA Proceedings. Prior to the Plan Implementation Date, AT&T Fibre, AT&T Telecom Services and Canada Corp. shall be converted to limited liability companies under the NSCA. If, after giving effect to the New OpCo Arrangement, AT&T Canada is not the sole shareholder of New OpCo, the articles of New OpCo will be amended pursuant to the New OpCo Articles of Reorganization to cancel the Existing Canada Corp. Equity in accordance with and pursuant to Section 5.8(l).

5.4      HOLDERS OF EXISTING AT&T CANADA EQUITY AND EXISTING CANADA CORP. EQUITY

         A holder of Existing AT&T Canada Equity or Existing Canada Corp. Equity shall not be entitled to any payment or other compensation with respect to its Existing AT&T Canada Equity or Existing Canada Corp. Equity or the cancellation thereof and any Claims it may have which are directly or indirectly related to or are derived from such Existing AT&T Canada Equity or Existing Canada Corp. Equity shall be deemed to be released in full by it without compensation.

5.5      STATED CAPITAL

         The aggregate stated capital for purposes of CBCA of the New Shares issued pursuant to the Plan will be as determined in accordance with Section 5.8(f). The stated capital of all classes of shares of AT&T Canada may be adjusted by the New AT&T Canada Board of Directors and the stated capital of all classes of shares of New OpCo may be adjusted by the board of directors of New OpCo.

5.6      CORPORATE AUTHORIZATIONS

         The adoption, execution, delivery and implementation of all matters contemplated under the Plan involving corporate action of any one or more of the AT&T Canada Companies, New PublicCo and New OpCo will occur and be effective as of the Plan Implementation Date, and will be authorized and approved under the Plan and by the Court, where appropriate, as part of the CCAA Sanction Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of any of the AT&T Canada Companies, New PublicCo or New OpCo. All necessary approvals shall be deemed to have been obtained from the directors or the shareholders of the relevant company, as applicable, including the deemed passing by any class of shareholders of any resolution or special resolution and no shareholders' agreement or agreement between a shareholder and another Person limiting in any way the right to vote shares held by such shareholder or shareholders in respect to any of the steps contemplated by the Plan shall be deemed to be effective and shall have no force and effect.

5.7      OTHER CORPORATE MATTERS

         (a)      BOARDS OF DIRECTORS

         The AT&T Canada Companies have retained a firm to assist them in the selection of individuals to serve as the directors of New PublicCo, AT&T Canada and New OpCo on the Plan Implementation Date. On the Plan Implementation Date, the New PublicCo Board of Directors and the boards of directors of AT&T Canada and of New OpCo shall be identical and each of New PublicCo and AT&T Canada shall execute declarations pursuant to Subsection 146(2) of the CBCA to become effective on the Plan Implementation Date in accordance with Section 5.8 respecting the constitution of the boards of directors of AT&T Canada and New OpCo, respectively.

         (b)      MANAGEMENT INCENTIVE PLAN

         On the Plan Implementation Date, in accordance with and pursuant to
Section 5.8, a management incentive plan (the "Management Incentive Plan") will be implemented for the benefit of the Management Employees which will entitle Management Employees to purchase Common Shares upon exercise of options, receive grants of restricted stock or receive other forms of stock based compensation, and thereby participate in the future growth and development of New PublicCo and its affiliates. New PublicCo will reserve Common Shares for issuance upon the exercise of options, restricted stock or other stock based compensation granted under the Management Incentive Plan, representing approximately 10% of the total number of

Common Shares and Limited Voting Shares to be outstanding immediately after the implementation of the Plan for all grants under the Management Incentive Plan. Options granted under the Management Incentive Plan will be non-assignable except as provided therein and will expire not later than ten years from the date of grant, it being understood that the New PublicCo Board of Directors may provide for the earlier expiration of options. The prices at which Common Shares may be acquired upon the exercise of options will be set by the New PublicCo Board of Directors in accordance with the requirements of The Toronto Stock Exchange.

         (c)      SHAREHOLDERS RIGHTS PLAN AND ACQUISITION RIGHTS AGREEMENT

         On the Plan Implementation Date, in accordance with and pursuant to
Section 5.8, New PublicCo shall establish the Shareholders Rights Plan to ensure, to the extent practicable, that all shareholders of New PublicCo will be treated equally and fairly in connection with any take-over offer for New PublicCo. For the purposes of the Shareholders Rights Plan, the permitted bid mechanism will endeavour to ensure that any Person seeking to acquire beneficial ownership of more than the prescribed percentage of the Common Shares prescribed by the New PublicCo Board of Directors (initially set at 10% or such higher amount as may be determined by the New PublicCo Board of Directors, provided such amount does not exceed 20% of the outstanding Common Shares) or 20% of the New Shares gives shareholders and the New PublicCo Board of Directors sufficient time to evaluate the transaction, negotiate with the acquiror and encourage the making of competing bids, all with a view to maximizing shareholder value. On the Plan Implementation Date, the Acquisition Rights Agreement shall be established in accordance with and pursuant to Section 5.8.

5.8      STEPS OF THE ARRANGEMENT AND REORGANIZATION

         The following steps in the implementation of the Plan shall occur, and be deemed to have occurred, sequentially in the following order without any further act or formality on the Plan Implementation Date, beginning from the Effective Time:

         (a) The New PublicCo Articles and the New PublicCo By-Laws shall become effective and all steps necessary to organize New PublicCo shall have been completed;

         (b)      The New PublicCo Board of Directors shall be established;

         (c) New PublicCo shall subscribe for and be issued pursuant to the AT&T Canada Articles of Reorganization 10,000 new voting common shares of AT&T Canada being a separate class from the Existing AT&T Canada Equity for consideration of $1.00;

         (d) The Shareholders Rights Plan and the Acquisition Rights Agreement shall become effective;

         (e) The mandatory exchange of the Affected Claims of the Affected Creditors for the Creditors' Equity Pool and the Cash Pool shall be effected, and be deemed to be effected, and the Affected Creditors shall be entitled to receive the Cash Pool and the New Shares;

         (f) The stated capital of the New Shares shall be set at an amount equal to their fair value which will be deemed to be $581,000,000 in the aggregate unless the AT&T Canada Companies determine by the Record Date, in consultation with their professional advisors and the Restricted Committee, to set the stated capital amount for the New Shares at a different amount;

         (g)      The New OpCo Articles of Arrangement shall become effective;

         (h)      The New OpCo By-Laws shall become effective;

         (i) The AT&T Canada Articles of Reorganization in respect to all matters other than Section 5.8(c) shall become effective and the Existing AT&T Canada Equity shall thereupon be cancelled;

         (j) Articles of amendment for AT&T Canada under the CBCA having substantially the same terms and conditions of the New PublicCo Articles except for the New Shares shall become effective;

         (k)      The New AT&T Canada By-Laws shall become effective;

         (l) If AT&T Canada is not the sole shareholder of New OpCo after the New OpCo Articles of Arrangement become effective, the New OpCo Articles of Reorganization shall become effective and the Existing Canada Corp. Equity shall thereupon be cancelled;

         (m) The declarations contemplated by Section 5.7(a) from New PublicCo and AT&T Canada pursuant to Subsection 146(2) of the CBCA shall become effective;

         (n) The settlement of the Affected Claims acquired by New PublicCo and other steps contemplated in Section 4.18 shall be implemented in accordance with Section 4.18;

         (o) The AT&T Canada Canadian Inter-Company Indebtedness shall be settled and in part subordinated in accordance with Section 4.17;

         (p) New OpCo shall pay to AT&T Canada an amount equal to the amount of the Cash Pool Advance provided by it, as a payment of the principal under the Tier 1 Note created pursuant to Sections 4.17(a) and 5.8(o) by delivery to AT&T Canada of the Cash Pool Canada Corp. Advance Note;

         (q) AT&T Canada shall pay to New PublicCo as a payment of principal under the AT&T Canada Note B created pursuant to Sections 4.18(b) and 5.8(n) an amount equal to the Cash Pool by delivery to New PublicCo for cancellation of the Cash Pool Advance Notes;

         (r) The Cash Pool and the Creditors' Equity Pool shall be deemed to be held by the Transfer Agent for the benefit of the Affected Creditors;

         (s) The required filings shall become effective and, where applicable, the certificates shall be effective under the NBCA, the NSCA the OBCA, as the case may be, in connection with the discontinuation of the bodies corporate amalgamating with New OpCo;

         (t) The Management Incentive Plan shall be established and replace the management incentive plans existing prior to the Plan Implementation Date, which (together with all options and other entitlements thereunder) shall be cancelled without compensation;

         (u) The Affected Creditors shall be deemed to have released in full the AT&T Canada Companies in respect of the Affected Claims in accordance with the provisions of the Plan;

         (v) The release of Persons under Section 4.16 shall become effective; and

         (w) The Charges (as defined with the Initial CCAA Order) shall terminate and be discharged.

5.9      NASDAQ

         The AT&T Canada Companies and New PublicCo will use reasonable best efforts to cause the New Shares to be listed on the NASDAQ National Market System as soon as practicable after the Plan Implementation Date. Subject to any control transaction, New PublicCo will use reasonable efforts to maintain the listing of the New Shares on The Toronto Stock Exchange and NASDAQ for at least three years.

                                   ARTICLE 6
                              CONDITIONS PRECEDENT

6.1      CREDITOR APPROVAL

         In order that the Plan be binding on the Creditors in accordance with the CCAA, it must first be accepted by the Affected Creditors Class by a majority in number of the Affected Creditors who actually vote on the resolution approving and agreeing to the Plan (in person or by proxy) at the Meeting and who represent at least two-thirds (66 2/3%) in value of the Voting Claims of the Affected Creditors who actually vote on the resolution approving the Plan (whether in person or by proxy) at the Meeting.

6.2      APPLICATION FOR SANCTION ORDERS

         (a)      CCAA SANCTION ORDER AND CBCA SANCTION ORDER

                  If the Creditor Approval is obtained, the AT&T Canada Companies shall apply for the CCAA Sanction Order and New OpCo shall apply for the CBCA Sanction Order on or before the date set for the hearing for the CCAA Sanction Order or such later date as the Court may set. The CCAA Sanction Order and the CBCA Sanction Order shall not become effective until the Plan Implementation Date.

         (b)      U.S. PROCEEDINGS ORDER

                  If the Creditors' Approval, the CCAA Sanction Order and the CBCA Sanction Order are obtained, the Monitor shall apply for the US Proceedings Order prior to the Plan Implementation Date. The US Proceedings Order shall not become effective until the Plan Implementation Date.

6.3      EFFECT OF CCAA SANCTION ORDER

         The provisions of the CCAA Sanction Order shall be satisfactory to the Restricted Committee. In addition to sanctioning this Plan, the CCAA Sanction Order shall, with effect from and after the Plan Implementation Date, among other things:

         (a) declare that the compromises and the reorganization contemplated under the Plan are approved, binding and effective as herein set out upon all Creditors and other Persons affected by this Plan;

         (b) stay any and all steps or proceedings, including, without limitation, administrative orders, declarations or assessments, commenced, taken or proceeded with or that may be commenced, taken or proceeded with against any or all past, present and future directors and officers of the AT&T Canada Companies in respect of all Claims;

         (c) discharge all past and present directors and officers of the AT&T Canada Companies from any liability with respect to all Claims;

         (d) release and discharge the AT&T Canada Companies from any and all Affected Claims of Affected Creditors in accordance with the Plan;

         (e) pursuant to Section 191 of the CBCA, declare that the articles of AT&T Canada be amended and the members of the New AT&T Canada Board of Directors be appointed as described in Section
                  5.2 on the Plan Implementation Date;

         (f) in the event that AT&T Canada is not the sole shareholder of New OpCo after the New OpCo Articles of Arrangement become effective, pursuant to Section 191 of the CBCA, declare that the New OpCo Articles of Reorganization are to be effective;

         (g) declare that the New Shares to be issued by New PublicCo to the Affected Creditors pursuant to the Plan will be validly issued and outstanding as fully-paid and non-assessable on the Plan Implementation Date and set the amount of the stated capital of New PublicCo in accordance with the Plan;

         (h) declare that the stay of proceedings under the Initial CCAA Order continues until the Plan Implementation Date;

         (i) declare that the compromises, releases and the reorganizations effected under the Plan are binding and effected in the sequential order contemplated by Section 5.8 of the Plan;

         (j) terminate and discharge the Charges (as defined in the Initial CCAA Order) on the Plan Implementation Date;

         (k) declare that, subject to the performance by AT&T Canada Companies of the obligations under the Plan, and except to the extent, if any, expressly contemplated by the Plan or the CCAA Sanction Order, all obligations or agreements to which any one of the AT&T Canada Companies is a party shall be and remain in full force and effect, unamended, as at the Plan Implementation Date, unless terminated by the AT&T Canada Companies pursuant to the Initial CCAA Order, and no party to any such obligation or agreement shall on or following the Plan Implementation Date, accelerate, terminate, refuse to renew, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise (or purport to enforce or exercise) any right or remedy (including any right of set-off, dilution, buy-out, divestiture, forced sale, option or other remedy) under or in respect of any such obligation or agreement, by reason:

                  (i) of any event which occurred prior to the Commencement Time and is not continuing after the Plan Implementation Date or which is or continues to be suspended or waived under the Plan, which would have entitled any other party thereto to enforce those rights or remedies;

                  (ii) that the AT&T Canada Companies have sought or obtained relief under the CCAA, the CBCA or the US Bankruptcy Code;

                  (iii) of any default or event of default arising as a result of the financial condition or insolvency of the AT&T Canada Companies including any ongoing possible insolvency by reason of the restructuring, settlement or subordination of the AT&T Canada Canadian Inter-Company Indebtedness and the deemed acquisition of the Claims of Affected Creditors by New PublicCo and the continuance of the existence of such Claims as restructured or settled under the Plan;

                  (iv) of the effect upon the AT&T Canada Companies of the completion of any of the transactions contemplated under the Plan; or

                  (v) of any compromises, settlements, restructurings or reorganizations effected pursuant to the Plan.

         (l) provide that, by no later than September 9, 2003 and in accordance with the brand license agreements with AT&T Corp., the corporate names of New PublicCo, New OpCo and AT&T Canada shall be amended to corporate names which will not have a brand name or licensed mark owned by AT&T Corp. and that New PublicCo, New OpCo and AT&T Canada shall be directed to file articles of reorganization, arrangement or amendment to give effect to such change of name without requiring any resolution or special resolution of shareholders which shall be deemed to have been given;

         (m) declare that, on the Plan Implementation Date, New PublicCo shall have the full benefit of all Residency Declarations received by the Transfer Agent on or prior to the Plan Implementation Date and shall be entitled to rely upon them, even if such Residency Declarations were given or received by the Transfer Agent prior to the incorporation of New PublicCo.

6.4      CONDITIONS PRECEDENT TO IMPLEMENTATION OF PLAN

         The implementation of this Plan shall be conditional upon the fulfilment of the following conditions:

         (a) EXPIRY OF APPEAL PERIODS - CCAA SANCTION ORDER AND THE CBCA SANCTION ORDER

                  The appeal periods with respect to the CCAA Sanction Order and the CBCA Sanction Order shall have expired without any appeal having been commenced or, in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the AT&T Canada Companies.

         (b)      EXPIRY OF APPEAL PERIOD US PROCEEDINGS

                  The appeal period with respect to the US Proceedings Order shall have expired without an appeal having been commenced or, in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the AT&T Canada Companies and the Monitor.

         (c)      NO TERMINATION

                  No determination shall have been made by the AT&T Canada Companies not to proceed with the Plan prior to the Plan Implementation Date.

         (d)      REGULATORY APPROVALS

                  All of the applicable approvals and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction in respect of the completion of transactions contemplated by the Plan (other than the filings to be made with and the certificates to be obtained from the relevant Director of Corporations and Registrar of Companies in respect of Sections 5.8(g), (i), (j) and (l)), including the issuance, listing and posting for trading of the New Shares to be issued under the Plan have been obtained and made by AT&T Canada and New PublicCo, in each case to the extent deemed necessary or advisable by AT&T Canada and New PublicCo and the Restricted Committee in form and substance satisfactory to New PublicCo, AT&T Canada and the Restricted Committee, including the orders, rulings, approvals of listings and exemption orders from the relevant securities regulatory authorities in Canada and the US and The Toronto Stock Exchange to allow the New Shares to be issued under the Plan to be listed on The Toronto Stock Exchange and to be freely tradeable under Canadian securities laws in the ordinary course (other than by holders who are "Control Persons" under applicable Canadian securities laws) immediately following the distribution of New Shares on the Plan Implementation Date.

         (e)      US SECURITIES OPINION

                  AT&T Canada and New PublicCo shall have received a legal opinion from their US counsel substantially to the effect that
                  (i) the issuance of the New Shares is
                  exempt from registration pursuant to Section 3(a) (10) of the US Securities Act and (ii) the New Shares to be issued under the Plan will be freely tradeable under the US Securities Act except for such New Shares held by Persons who are deemed to be affiliates of AT&T Canada or New PublicCo on or prior to the Plan Implementation Date or who are deemed to be affiliates of New PublicCo after the Plan Implementation Date.

         (f)      ABILITY TO IMPLEMENT

                  All of the steps and documents contemplated in Section 5.8 are in form and substance satisfactory to the Restricted Committee and are capable of being implemented forthwith.

6.5      MONITOR'S CERTIFICATE

         Upon being advised in writing by an authorized officer of the AT&T Canada Companies on notice to the Restricted Committee that the conditions set out in Section 6.4 have been satisfied, the Monitor shall file with the Court a certificate stating that all conditions precedent set out in Section 6.4 of the Plan have been satisfied.

6.6      IMPLEMENTATION PROVISION

         On the Plan Implementation Date, subject to the satisfaction of the conditions contained in Section 6.4 and the filing of the Monitor's Certificate, the Plan shall be implemented by the AT&T Canada Companies with effect beginning at the Effective Time, all steps set out in Section 5.8 shall be deemed to have occurred in accordance with the provisions of Section 5.8 and the Plan shall be binding upon all Affected Creditors and all other Persons. If the conditions contained in Section 6.4 are not satisfied within three months of the CCAA Sanction Order unless the Court extends such period, the Plan, the CCAA Sanction Order, the CBCA Sanction Order and the US Proceedings Order shall cease to have any further force or effect.

                                   ARTICLE 7
                               AMENDMENTS OF PLAN

7.1      PLAN AMENDMENTS

         (a) The AT&T Canada Companies reserve the right, at any time and from time to time, to amend, restate, modify and/or supplement the Plan, provided that any such amendment, restatement, modification or supplement must be contained in a written document which is filed with the Court and (i) if made prior to the Meeting, communicated to the Affected Creditors in the manner required by the Court (if so required) or at the Meeting; and (ii) if made following the Meeting, without objections from the Restricted Committee and approved by the Court after notice to the Restricted Committee and other Affected Creditors which may be affected by the amendment.

         (b) Any amendment, restatement, modification or supplement may be made unilaterally by the AT&T Canada Companies following the CCAA Sanction Order, provided that it concerns a matter which, in the opinion of the AT&T Canada Companies, acting reasonably, is of an administrative nature required to better give effect to the implementation of the Plan, the CBCA Sanction Order and the CCAA Sanction Order or to cure any errors, omissions or ambiguities and is not materially adverse to the financial or economic interests of the Affected Creditors.

         (c) Any supplementary plan or plans of compromise, arrangement or reorganization filed with the Court and, if required by this Section, approved by the Court, shall, for all purposes, be and be deemed to be a part of and incorporated in the Plan.

         (d) The rights of the AT&T Canada Companies, New OpCo or New PublicCo to amend, alter, modify or waive any term, provision, condition or time period under this Plan shall be conditional upon no objection being received from the Restricted Committee to such amendment, alteration, modification or waiver after receipt of adequate notice thereof by the Restricted Committee from the relevant AT&T Canada Company, New OpCo or New PublicCo, as the case may be.

                                   ARTICLE 8
                               GENERAL PROVISIONS

8.1      TERMINATION

         At any time prior to the Plan Implementation Date, the AT&T Canada Companies may determine not to proceed with the Plan, notwithstanding any prior approvals given at any of the Meeting or the obtaining of the CCAA Sanction Order, subject to the right of the Restricted Committee to seek an Order compelling implementation of the Plan.

8.2      PARAMOUNTCY

         From and after the Plan Implementation Date, any conflict between the Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, credit document, agreement for sale, by-laws of the AT&T Canada Companies, lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Creditors and the AT&T Canada Companies as at the Plan Implementation Date will be deemed to be governed by the terms, conditions and provisions of the Plan and the CCAA Sanction Order, which shall take precedence and priority.

8.3      SUCCESSORS AND ASSIGNS

         The Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in, or subject to, the Plan.

8.4      CONSENTS, WAIVERS AND AGREEMENTS

         On the Plan Implementation Date, each Creditor shall be deemed to have consented and agreed to all of the provisions of the Plan in their entirety. In particular, each Creditor shall be deemed:

         (a) to have executed and delivered to the AT&T Canada Companies all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out the Plan in its entirety;

         (b) to have waived any non-compliance by the AT&T Canada Companies with any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Creditor and the AT&T Canada Companies that has occurred on or prior to the Plan Implementation Date, and where provided for in the CCAA Sanction Order, after the Plan Implementation Date; and

         (c) to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Creditor and the AT&T Canada Companies at the Plan Implementation Date (other than those entered into by the AT&T Canada Companies on, or with effect from, the Plan Implementation Date) and the provisions of the Plan, the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement shall be deemed to be amended accordingly.

8.5      DEEMING PROVISIONS

         In the Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

8.6      NOTICES

         Any notice or communication to be delivered hereunder shall be in writing and shall reference the Plan and may, subject as hereinafter provided, be made or given by registered mail, e-mail, personal delivery or by telecopier addressed to the respective parties as follows:

         (a)      if to any of the AT&T Canada Companies:

         200 Wellington Street West
         Toronto, ON  M5V 3G2

         Attention:        Scott Ewart
                           Senior VP, General Counsel and Secretary
                           scott.ewart@attcanada.com
                           -------------------------

         Telecopier:       (416) 345-2840

         with a copy to:

         Osler, Hoskin & Harcourt LLP
         Barristers & Solicitors
         Box 50, 1 First Canadian Place
         Toronto, ON  M5X 1B8

         Attention:        Rupert Chartrand/Edward Sellers
                           rchartrand@osler.com/esellers@osler.com
                           ---------------------------------------

         Telecopier:       (416) 862-6666

         (b)      if to a Creditor, other than a Noteholder:

         to the known address (including telecopier number) for such Creditor or the address for such Creditor specified in the Claim filed by such Creditor in the CCAA Proceedings;

         (c)      if to a Noteholder:

         to the known address (including telecopier number) for such Noteholder with a copy to:

         Bingham McCutchen LLP
         One State Street
         Hartford, CT  06103-3178

         Attention:        Evan Flaschen
                           evan.flaschen@bingham.com
                           -------------------------

         Telecopier:       (860) 240-2800

         and to:

         Bennett Jones LLP
         1 First Canadian Place
         Suite 3400, P.O. Box 130
         Toronto, ON  M5X 1A4

         Attention:        S. Richard Orzy/Kevin Zych
                           orzyr@bennettjones.ca/zychk@bennettjones.ca
                           -------------------------------------------

         Telecopier:       (416) 863-1716

         (d)      if to the Monitor:

         KPMG Inc.
         Commerce Court West
         Suite 3300, P.O. Box 31
         199 Bay Street
         Toronto, ON  M5L 1B2

         Attention:        Richard Grudzinski
                           rbrudzinski@kpmg.ca
                           -------------------

         Telecopier:       (416) 777-3969

         with a copy to:

         Stikeman Elliott
         5300 Commerce Court West

         199 Bay Street
         Toronto, ON  M5L 1B9

         Attention:        David R. Byers
                           dbyers@tor.stikeman.com
                           -----------------------

         Telecopier:       (416) 947-0866

or to such other address as any party may from time to time notify the others in accordance with this Section. All such notices and communications which are personally delivered shall be deemed to have been received on the date of delivery. All such notices and communications which are sent by e-mail or telecopied shall be deemed to be received on the date sent by e-mail or telecopied if sent before 5:00 p.m. on a Business Day and otherwise shall be deemed to be received on the Business Day next following the day upon which such telecopy was sent. Any notice or other communication sent by registered mail shall be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the AT&T Canada Companies to give a notice contemplated hereunder shall not invalidate any action taken by any Person pursuant to the Plan.

8.7      DIFFERENT CAPACITIES

         Affected Creditors may be affected in more than one capacity. Unless expressly provided herein to the contrary, each such Affected Creditor shall be entitled to participate hereunder in each such capacity. Any action taken by an Affected Creditor in any one capacity shall not affect the Affected Creditor in any other capacity, unless expressly agreed by the Affected Creditor in writing or unless the Claims overlap or are otherwise duplicative. For greater certainty, a Creditor can be both an Affected Creditor with respect to its Affected Claims and an Unaffected Creditor with respect to its Unaffected Claims.

8.8      FURTHER ASSURANCES

         Notwithstanding that the transactions and events set out in the Plan shall be deemed to occur without any additional act or formality other than as set out herein, each of the Persons affected hereby shall make, do and execute or cause to be made, done or executed all such further acts, deeds, agreements, transfers, assurances, instruments, documents or discharges as may be reasonably required by the AT&T Canada Companies in order to better implement the Plan.

Dated at Toronto, Ontario, Canada as of this 20th day of January, 2003.

                                   SCHEDULE A
                             NEW PUBLICCO ARTICLES

ARTICLES OF NEW PUBLICCO

1.       NAME OF THE CORPORATION

[NEW PUBLICCO.]

2. THE PROVINCE OR TERRITORY IN CANADA WHERE THE REGISTERED OFFICE IS SITUATED

City of Toronto, Province of Ontario.

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE

An unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Limited Voting Shares, in each case having the rights, privileges, restrictions and conditions set out in the attached Schedule I.

4.       RESTRICTIONS, IF ANY, ON SHARE TRANSFERS

The attached Schedule II is incorporated in this form.

5.       NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS

Nine.

6.       RESTRICTIONS, IF ANY, ON THE BUSINESS THE CORPORATION MAY CARRY ON

None.

7.       OTHER PROVISIONS, IF ANY

The directors may appoint from time to time one or more directors within the limits prescribed in the CANADA BUSINESS CORPORATIONS ACT and, subject to any further restrictions on the number of directors or the appointment/election of directors set out in these articles.

The attached Schedule III is incorporated in this form.

                                 [NEW PUBLICCO]

                            ARTICLES OF INCORPORATION

                                   SCHEDULE I

                       SHARE PROVISIONS FOR COMMON SHARES

                            AND LIMITED VOTING SHARES

The Common Shares and Limited Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions, it being intended that, except in respect of voting rights or as otherwise expressly set out in these articles, the Common Shares and Limited Voting Shares will be equal in all respects.

I.       COMMON SHARES

A.       DIVIDENDS AND OTHER DISTRIBUTIONS

1. The Common Shares shall participate equally with the Limited Voting Shares with respect to dividends and, for greater certainty, all dividends that the directors may declare at any time on the Common Shares or the Limited Voting Shares shall be declared and paid at the same time in equal or equivalent amounts per share on the Common Shares and the Limited Voting Shares at the time outstanding without preference or priority. For purposes of the foregoing, the declaration and payment of dividends by way of a stock dividend in Limited Voting Shares on Limited Voting Shares and Common Shares on Common Shares in the same number per share shall be considered to be an equivalent declaration and payment of dividends without preference or priority.

2. The Common Shares shall participate equally with the Limited Voting Shares with respect to any distributions not otherwise specifically provided for herein ("Other Distributions") and, for greater certainty, all Other Distributions that the directors may authorize or make at any time on the Common Shares or the Limited Voting Shares shall be authorized and made at the same time in equal or equivalent amounts per share on the Common Shares and the Limited Voting Shares at the time outstanding without preference or priority. For purposes of the foregoing, the making of distributions by way of a distribution of rights to acquire Limited Voting Shares to holders of Limited Voting Shares and rights to acquire Common Shares to holders of Common Shares entitling the holders of such rights to acquire the same number of shares per right (whether Common Shares or Limited Voting Shares) and at the same price per share shall be considered to be an equivalent declaration and payment of such Other Distribution without preference or priority.

B.       VOTING RIGHTS

1. Each holder of Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than Common Shares) are entitled to vote. At all meetings for which notice must be given to the holders of the Common Shares, each holder of Common Shares shall be entitled to one vote in respect of each Common Share held by such holder.

2. The holders of Common Shares shall be entitled to elect five (5) of the nine (9) directors of the Corporation, subject to adjustment in accordance with Section V below.

C.       PARITY ON LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation to its shareholders for the purpose of winding-up its affairs, the rights of the holders of the Common Shares and the Limited Voting Shares shall be equal in all respects and holders of Common Shares and Limited Voting Shares shall be entitled to receive the remaining property of the Corporation and such property shall be paid or distributed equally, share for share, to the holders of the Common Shares and the Limited Voting Shares, respectively, without preference or priority.

D.       CONVERSION

1. Each Common Share is convertible at the option of the holder at any time and from time to time into one Limited Voting Share if the holder provides a written notice to the transfer agent of the Common Shares executed by the person registered on the books of the Corporation as the holder of the Common Shares, or by his or her attorney duly authorized in writing, specifying the number of Common Shares that the holder wishes to have converted and accompanied by, if share certificates were issued to the holder, the share certificate or certificates representing the Common Shares that the holder wishes to convert and such letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of the Corporation as the holder of the Common Shares to be converted or by his or her attorney duly authorized in writing as is specified by the transfer agent, acting reasonably, as being required to give full effect to the conversion into Limited Voting Shares. Upon receipt by the transfer agent of such notice, share certificate or certificates (if applicable) and other such documentation, the Corporation shall issue or cause to be issued a share certificate representing the appropriate number of fully-paid Limited Voting Shares provided that the holder shall pay any tax or other governmental charge imposed in respect of such conversion in the event that the Limited Voting Shares are issued in the name of a person other than the registered holder of the applicable Common Shares.

2. No Common Shares shall be converted into a fraction of a Limited Voting Share, but in any such case the Corporation shall in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder of Common Shares whose shares are being converted pursuant to this Section D an amount (computed to the nearest cent) equal to the appropriate fraction of the Current Market Price for a Common Share on the business day next preceding the date for conversion, and the fractional interest in such Common Share shall be deemed to have been purchased by the Corporation.

II.      LIMITED VOTING SHARES

A.       DIVIDENDS AND OTHER DISTRIBUTIONS

1. The Limited Voting Shares shall participate equally with the Common Shares with respect to dividends and, for greater certainty, all dividends that the directors may declare at any time on the Limited Voting Shares or the Common Shares shall be declared and paid at the same time in equal or equivalent amounts per share on the Limited Voting

         Shares and the Common Shares at the time outstanding without preference or priority. For purposes of the foregoing, the declaration and payment of dividends by way of a stock dividend in Common Shares on Common Shares and Limited Voting Shares on Limited Voting Shares in the same number per share shall be considered to be an equivalent declaration and payment of dividends without preference or priority.

2. The Limited Voting Shares shall participate equally with the Common Shares with respect to any Other Distribution and, for greater certainty, all Other Distributions that the directors may authorize or make at any time on the Limited Voting Shares or the Common Shares shall be authorized and made at the same time in equal or equivalent amounts per share on the Limited Voting Shares and the Common Shares at the time outstanding without preference or priority. For purposes of the foregoing, the making of distributions by way of a distribution of rights to acquire Common Shares to holders of Common Shares and rights to acquire Limited Voting Shares to holders of Limited Voting Shares entitling the holders of such rights to acquire the same number of shares per right (whether Common Shares or Limited Voting Shares) and at the same price per share shall be considered to be an equivalent declaration and payment of such Other Distribution without preference or priority.

B.       NO VOTING RIGHTS

1. Except as otherwise provided in these articles or in the CANADA BUSINESS CORPORATIONS ACT (the "Act"), the holders of the Limited Voting Shares shall not be entitled to vote at any meeting of the shareholders of the Corporation. The holders of Limited Voting Shares shall be entitled to receive notice of, to attend and to speak at all meetings of the shareholders of the Corporation and shall be provided with copies of all materials sent by the Corporation to holders of Common Shares in connection with any such meeting.

2. Without limiting the rights of the holders of the Limited Voting Shares under the Act, the holders of the Limited Voting Shares shall be entitled to vote as a separate class: (i) upon any matter (including, without limitation, any consolidation, sub-division or reclassification) that would in any manner whatsoever affect the equivalence of the Limited Voting Shares and the Common Shares; (ii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, upon any amendment to Schedule III of these articles; (iii) until the earlier of such time as the holders of Limited Voting Shares are entitled to nominate fewer than four directors and December 31, 2004, any amendment to these articles or the Corporation's By-laws that is not approved in accordance with clause 1(j) of Schedule III, (iv) until such time as the holders of Limited Voting Shares are entitled to nominate fewer than two directors, an amalgamation pursuant to Section 181 of the Act, and (v) any amendment to these articles to change the number of directors of the Corporation.

3. The holders of Limited Voting Shares shall be entitled, voting separately and as a class, to elect four (4) of the nine (9) directors of the Corporation, subject to adjustment in accordance with Section V below. A vacancy among the directors elected by the holders of the Limited Voting Shares shall be filled by the remaining directors elected by the holders of the Limited Voting Shares, except where the vacancy results from an increase in the number or minimum or maximum number of directors to be elected by the holders of Limited Voting Shares or from a failure to elect the number of directors provided for in accordance with Section V below.

4. At any meetings at which the holders of the Limited Voting Shares shall be entitled to vote, each holder of Limited Voting Shares shall be entitled to one vote in respect of each Limited Voting Share held by such holder.

C.       PARITY ON LIQUIDATION, DISSOLUTION OR WINDING-UP

In the event of any liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation to its shareholders for the purpose of winding-up its affairs, the rights of the holders of the Limited Voting Shares and the Common Shares shall be equal in all respects and holders of Limited Voting Shares and Common Shares shall be entitled to receive the remaining property of the Corporation and such property shall be paid or distributed equally, share for share, to the holders of the Limited Voting Shares and the Common Shares, respectively, without preference or priority.

D.       AUTOMATIC CONVERSION

1. Upon removal (in whole or in part) of the restrictions on the ownership of voting shares and the control in fact of the Corporation and its affiliates by non-Canadians under Section 16 of the TELECOMMUNICATIONS ACT, but only to the extent of such removal, and non-Canadian ownership and control of the Corporation or its affiliates not otherwise being restricted by law, as determined in accordance with paragraph D.2 below, either (i) all the outstanding Limited Voting Shares, in the case of the removal of such restriction in its entirety, or (ii) the maximum number of Limited Voting Shares which non-Canadians are then permitted to own, in the case of the partial removal of such restrictions, as applicable, shall be converted and be deemed to have been converted on the record date for conversion determined in accordance with paragraph D.2 below into Common Shares on the basis of one Common Share as presently constituted for each Limited Voting Share so converted, provided that, in the event of the partial removal of such restrictions, such right of conversion shall be available PRO RATA to all holders of Limited Voting Shares held as of the record date established for the purposes of such conversion in accordance with paragraph D.2.

2. The Corporation shall fix a record date for the conversion of the Limited Voting Shares into Common Shares, which record date shall be not less than seven (7) days nor more than twenty (20) days after the board of directors determines that the conditions for conversion set forth in paragraph D.1 above have been satisfied. The Secretary of the Corporation shall give notice in advance to the holders of the Limited Voting Shares of the record date for conversion, which notice may be given by advertisement in the WALL STREET JOURNAL and in a newspaper of general circulation in Canada, or by mailing to the last address of the holders of Limited Voting Shares on the books of the Corporation. From and after the record date, certificates previously evidencing Limited Voting Shares shall represent only the right to receive the Common Shares into which such Limited Voting Shares have been converted.

3. On any conversion of Limited Voting Shares pursuant to paragraph D.1, a certificate or certificates for Common Shares resulting therefrom shall be issued in the name of the registered holder of the Limited Voting Shares so converted or in such name or names as such registered holder may direct in writing, provided that such registered holder shall pay any tax or other governmental charge imposed in respect of such conversion in the event that Common Shares are issued in the name of a person other than the registered holder of the applicable Limited Voting Shares.

4. Subject as hereinafter provided in this paragraph 4, the registered holders of Limited Voting Shares to be converted (or any person or persons in whose name or names any such registered holder of Limited Voting Shares shall have directed certificates representing Common Shares to be issued as contemplated by paragraph D.3) shall be deemed to have become holders of record of Common Shares so issued, for all purposes on the record date provided for in paragraph D.2 above.

5. No Limited Voting Shares shall be converted into a fraction of a Common Share but in any such case the Corporation shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder of Limited Voting Shares whose shares are being converted pursuant to this paragraph D.5 an amount (computed to the nearest cent) equal to the appropriate fraction of the Current Market Price for a Limited Voting Share on the business day next proceeding the record date for conversion, and the fractional interest in such Limited Voting Share shall be deemed to have been purchased by the Corporation.

E.       OPTIONAL CONVERSION

1. Each Limited Voting Share is convertible at the option of the holder and from time to time into one Common Share if:

         (a) on or after December 31, 2004, the holder provides (i) a statutory declaration to the transfer agent of the Limited Voting Shares that establishes that the holder of the Limited Voting Shares is a Canadian (as such term is defined in the TELECOMMUNICATIONS ACT); and (ii) a written notice to the transfer agent of the Limited Voting Shares executed by the person registered on the books of the Corporation as the holder of the Limited Voting Shares, or by his or her attorney duly authorized in writing, specifying the number of Limited Voting Shares that the holder wishes to have converted and accompanied by, if share certificates were issued to the holder, the share certificate or certificates representing the Limited Voting Shares that the holder wishes to convert, and such letters of transmittal, directions, transfers, powers of attorney and other documentation duly executed by the person registered on the books of the Corporation as the holder of the Limited Voting Shares to be converted or by his or her attorney duly authorized in writing as is specified by the transfer agent for the Limited Voting Shares, acting reasonably, as being required to give full effect to the conversion of such Limited Voting Shares into Common Shares. Upon receipt by the transfer agent of such statutory declaration, notice, share certificate or certificates (if applicable) and such other documentation, the Corporation shall issue or cause to be issued a share certificate representing the appropriate number of fully-paid Common Shares;

         (b) the board of directors of the Corporation consents to such conversion, provided that such right of conversion is available PRO RATA to all holders of Limited Voting Shares based on the number of Limited Voting Shares held as of the record date established for the purposes of such conversion and further provided that such conversion will not, in the opinion of the board of directors, result in the

                  Corporation or any corporation in which the Corporation has an ownership interest (direct or indirect) being in contravention of any law, regulation, governmental policy or other legal requirement including, without limitation, the TELECOMMUNICATIONS ACT, including to the extent that such foreign ownership restrictions are amended or removed; or

         (c) the circumstances described in paragraphs E.5 through E.10 hereof should occur, but only in the manner set out therein;

         provided that the right of conversion in the case of (a) above is subject to the constraints to the issue of Common Shares set out in
         Schedule II hereto.

2. For the purposes of paragraph E.1(b), the board of directors shall consider at least once in each calendar year whether to allow such conversion. Notwithstanding the foregoing, the board of directors shall only allow for such conversion if at the time of conversion at least 1% of the then outstanding Limited Voting Shares can be converted pursuant to paragraph E.1(b).

3. No Limited Voting Shares shall be converted into a fraction of a Common Share, but in any such case the Corporation shall, in lieu of delivering any certificate for such fractional interest, satisfy such fractional interest by paying to the holder of Limited Voting Shares whose shares are being converted pursuant to this Section E an amount (computed to the nearest cent) equal to the appropriate fraction of the Current Market Price for a Limited Voting Share on the business day next preceding the date of such conversion, and the fractional interest in such Limited Voting Share shall be deemed to have been purchased by the Corporation.

4. If, at any time, holders of Limited Voting Shares are entitled to exercise a right to have the value of the Limited Voting Shares appraised under the Act, no discount shall be applied to the value of those Limited Voting Shares in relation to the value of the Common Shares.

5. In paragraphs E.5 through E.10 hereof, the following terms shall have the indicated meanings:

         "AFFILIATE" has the meaning ascribed to "affiliated companies" in subsection 1(2) of the SECURITIES ACT (Ontario) as now in effect, provided that for purposes of applying this definition, any partnership will be considered to be a company the shareholders of which are the shareholders of its general partner or managing partner;

         "ASSOCIATE" has the meaning ascribed thereto in subsection 1(1) of the SECURITIES ACT (Ontario) as now in effect;

         "CONVERSION PERIOD" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date (as defined below);

         "CONVERTED SHARES" means Common Shares resulting from the conversion of Limited Voting Shares into Common Shares pursuant to paragraph E.4 hereof;

         "EXCLUSIONARY OFFER" means an offer to purchase Common Shares that:

                 (i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all holders of Common Shares who are in a province of Canada to which the requirement applies; and

                 (ii) is not made concurrently with an offer to purchase Limited Voting Shares that is identical to the offer to purchase Common Shares in terms of price per share, nature of the consideration offered and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror (as defined below) and in all other material respects (except with respect to the conditions that may be attached to the offer for Common Shares), and that has no condition attached thereto other than the right not to take up and pay for Limited Voting Shares tendered if no Common Shares are purchased pursuant to the offer for Common Shares;

                  provided that, for the purposes of this definition, if an offer to purchase Common Shares would be an Exclusionary Offer but for the provisions of clause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Limited Voting Shares;

         "EXPIRY DATE" means the last date upon which holders of Common Shares may accept an Exclusionary Offer;

         "OFFER DATE" means the date on which an Exclusionary Offer is made;

         "OFFEROR" means a person or company that makes an offer to purchase Common Shares (the "BIDDER"), and includes any associate or affiliate of the bidder or any person or company that is acting jointly or in concert with the bidder (whether or not disclosed in the offering document relating to such offer); and

         "TRANSFER AGENT" means the transfer agent from time to time for the Common Shares.

6.       (a)      Subject to paragraphs E.6(b) and E.9 below, if an Exclusionary
                  Offer is made, each outstanding Limited Voting Share shall be convertible into one fully paid and non-assessable Common
                  Share at the option of the holder thereof during the
                  Conversion Period. The conversion right provided for in this paragraph E.6 shall be exercised by notice in writing given to the transfer agent executed by the person registered on the books of the Corporation (or any agent) as the holder of the
                  Limited Voting Shares, or by his or her attorney duly
                  authorized in writing and shall specify the number of Limited
                  Voting Shares that the holder wishes to have converted and shall be accompanied by: (a) the share certificate or
                  certificates representing the Limited Voting Shares that the holder wishes to convert; and (b) the letters of transmittal, directions, transfers, powers of attorney and other
                  documentation duly executed by the person registered on the books of the Corporation as the holder of the Limited Voting
                  Shares to be converted or by his or her attorney duly
                  authorized in writing as is specified by the transfer agent, acting reasonably, as being required to give full effect to the reconversion into Limited Voting Shares of the Converted
                  Shares as contemplated by paragraphs

                  E.7 and E.8. The holder shall pay any tax or other governmental charge imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue or cause to be issued a share certificate representing fully-paid Common Shares as prescribed above and shall hold the same in accordance with paragraph E.8. If less than all of the Limited Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Limited Voting Shares represented by the original share certificate which are not to be converted.

         (b) Notwithstanding the conversion rights provided for under paragraph E.6(a) above, no holder of Limited Voting Shares shall be entitled to exercise such conversion right if the Offeror under any Exclusionary Offer is acting in concert with such holder, is an associate or an affiliate of such holder or if under any applicable securities laws the shares of such holder and the Offeror are deemed to be held by the same person.

7. An election by a holder of Limited Voting Shares to exercise the conversion right provided for in paragraph E.6 shall be deemed to also constitute irrevocable elections by such holder (i) to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer in accordance with the terms thereof and applicable law); and (ii) to exercise the right to convert into Limited Voting Shares all Converted Shares in respect of which such holder exercises such holder's right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up and paid for under the Exclusionary Offer. Any conversion of Converted Shares into Limited Voting Shares pursuant to such deemed election in respect of which the holder exercises his or her right of withdrawal from the Exclusionary Offer shall become effective at the same time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Limited Voting Shares pursuant to such deemed election shall become effective as follows:

         (a) in respect of an Exclusionary Offer that is completed, any shares which are not otherwise ultimately taken up and paid for under the Exclusionary Offer, immediately following the time by which the Offeror is required under applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

         (b) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

8. No share certificates representing Converted Shares shall be delivered to or to the order of the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the Exclusionary Offer, the transfer agent shall deliver or cause to be delivered to the holders entitled thereto all consideration paid by the Offeror pursuant to the Exclusionary Offer in respect of the Converted Shares. If Converted Shares are converted into Limited Voting Shares in accordance with the deemed election in paragraph E.7, the transfer agent shall deliver to the holders entitled thereto a share certificate representing the Limited Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this paragraph E.8.

9. Subject to paragraph E.10 below, the conversion right provided for in paragraph E.6 above shall not come into effect if:

         (a) prior to the time at which the Exclusionary Offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates confirm, in the case of each such shareholder, that such shareholder shall not:

                  (i) tender any shares in acceptance of the Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least ten days prior to the Expiry Date;

                  (ii)     make any Exclusionary Offer;


                  (iii) act jointly or in concert with any person or company that makes any Exclusionary Offer; or

                  (iv) transfer any Common Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least ten days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Common Shares transferred or to be transferred to each transferee;

                  or

         (b) as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates confirm, in the case of each such shareholder:

                  (i)      the number of Common Shares owned by the shareholder;

                  (ii) that such shareholder is not making the Exclusionary Offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

                 (iii) that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least ten days prior to the Expiry Date; and

                 (iv) that such shareholder shall not transfer any Common Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least ten days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Common Shares transferred or to be transferred to each transferee;

                  or

         (c) as of the end of the seventh day after the Offer Date, a combination of certificates that comply with either paragraph
                  (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Common Shares, exclusive of shares owned immediately prior, to the Exclusionary Offer Date by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

10.      (a)      If a notice referred to in clause E.9(a)(i), E.9(a)(iv),
                  E.9(b)(iii) or E.9(b)(iv) above is given and the conversion right provided for in paragraph E.6 above has not come into effect by reason of clause E.9, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Common Shares in respect of which there are subsisting certificates that comply with either paragraph E.9(a) or E.9(b) above. For the purpose of such determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Common Shares to which the notice relates are concerned;
                  the transfer that is the subject of any notice referred to in clause E.9(a)(iv) or E.9(b)(iv) above shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in clause
                  E.9(a)(iv) or E.9(b)(iv) above shall be deemed to be a person or company from whom the transfer agent and the Secretary of the Corporation do not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom each of the transfer agent and the Secretary of the Corporation has a subsisting certificate. If the number of Common Shares so determined does not exceed 80% of the number of then outstanding Common Shares, exclusive of shares owned immediately prior to the offer by the Offeror, paragraph E.9 above shall cease to apply and the conversion right provided for in paragraph E.6 above shall be in effect for the remainder of the Conversion Period.

         (b) As soon as reasonably possible after the seventh day following the Offer Date, the Corporation shall send to each holder of Limited Voting Shares a notice advising the holders as to whether they are entitled to convert their Limited Voting Shares into Common Shares and the reasons therefor. If such notice discloses that they are not so entitled to convert their Limited Voting Shares but it is subsequently determined that they are so entitled by virtue of paragraph E.10(a) or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor. Failure to send such notice will not adversely affect the rights of the holders of Limited Voting Shares hereunder.

         (c) If a notice referred to in paragraph E.10(b) discloses that the conversion right (as provided in clause E.6) has come into effect, the notice shall:

                  (i) include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

                 (ii) include the information set out in paragraph E.7 hereof; and

                 (iii) be accompanied by a copy of the Exclusionary Offer and all other material sent to holders of Common Shares in respect of such offer, and as soon as reasonably possible after any additional material, including any notice of variation, is sent to the holders of Common Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Limited Voting Shares.

         (d) Prior to or forthwith after sending any notice referred to in paragraph E.10(b), the Corporation shall cause a press release to be issued to a U.S. and a Canadian national news-wire service, describing the contents of the notice.

11. Notwithstanding the provisions of the SECURITIES ACT (Ontario), in the event that any Converted Shares are reconverted into Limited Voting Shares pursuant to the provisions of paragraph E.7 above, the stated capital account in respect of such Limited Voting Shares shall be increased by the amount by which the stated capital account maintained for such shares was reduced by the conversion of such shares into Converted Shares.

III. ADJUSTMENTS TO TERMS AND CONDITIONS OF COMMON SHARES AND LIMITED VOTING SHARES

In the event that either of the Common Shares or the Limited Voting Shares (each, an "Existing Class") is at any time subdivided, consolidated, converted (except for conversions in accordance with these articles) or exchanged for a greater or lesser number of shares of the same or another class, appropriate adjustments shall contemporaneously be made in the rights, privileges, restrictions and conditions attaching to the other Existing Class or in the number of shares of the other Existing Class held by each holder thereof so as to maintain and preserve the relative rights of each holder of the shares of each Existing Class and the economic equivalence of such shares (including the relative entitlement of such holder to rank as to dividends and other distributions, to share in any distribution of the assets of the Corporation and the conversion rate of Limited Voting Shares into Common Shares or of Common Shares into Limited Voting Shares on a share for share basis). None of the foregoing events will be effected or implemented with respect to an Existing Class unless and until arrangements are put in place to effect contemporaneously any changes required by this Section III to the other Existing Class.

IV.      CURRENT MARKET PRICE

For purposes of these rights, privileges, restrictions and conditions, the "Current Market Price" of shares of any class on any date means the price per share equal to the weighted average price at which, if listed, the shares of such class, or if such shares are not then listed, the Limited

Voting Shares, have traded in board lots on The Toronto Stock Exchange, or, if such shares or the Limited Voting Shares, as the case may be, are not then listed on The Toronto Stock Exchange, on such stock exchange on which such shares are listed as may be selected by the board of directors for such purpose, or if not listed on any stock exchange, in the over-the-counter market, during a period of 20 consecutive trading days ended on the fifth trading day before such date; provided that in the event neither such shares nor the Limited Voting Shares are listed on any stock exchange or traded in the over-the-counter market during the relevant period, the Current Market Price of such shares on the relevant date shall be equal to the fair market value thereof as determined by the board of directors acting reasonably and in accordance with accepted valuation procedures, which determination shall be conclusive.

V.       ADJUSTMENT OF VOTING RIGHTS

1. The number of directors elected and nominated to the board of directors by the holders of Limited Voting Shares shall be reduced according to the percentage of the equity of the Corporation ("Equity Percentage") held by such holders (calculated as set out below) as follows, commencing at such time as the holders of Limited Voting Shares cease to have an Equity Percentage of 50% or more, provided that, if Limited Voting Shares are converted into Common Shares following the making of an Exclusionary Offer and any Common Shares so issued on conversion are converted back into Limited Voting Shares as contemplated by paragraph
         E.7 (a "Re-conversion"), the Equity Percentage held by the holders of Limited Voting Shares shall, for all purposes of this Section V, be calculated with reference to the number of Limited Voting Shares outstanding after such Re-conversion (the Re-conversion Percentage") and, for greater certainty, the Equity Percentage shall be deemed to be equal to the Re-conversion Percentage at all times during the period commencing with the conversion of any Limited Voting Shares into Common Shares following the making of an Exclusionary Offer and ending on the date of the last applicable Re-conversion of Common Shares into Limited Voting Shares:

                         EQUITY PERCENTAGE HELD BY                           NO. OF DIRECTORS ELECTED BY HOLDERS OF
                      HOLDERS OF LIMITED VOTING SHARES                                LIMITED VOTING SHARES
         Equal to or greater than 50%                                                           4
         Equal to or greater than 35% but less than 50%                                         3
         Equal to or greater than 20% but less than 35%                                         2
         Equal to or greater than 10% but less than 20%                                         1
         Less than 10%                                                                          0

2. If the holders of Limited Voting Shares lose the entitlement to nominate and elect a director or directors having regard to the reduction in the Equity Percentage of such holders as set out above, the holders of Common Shares shall correspondingly acquire the entitlement to elect the additional director(s) such that the aggregate number of directors shall equal nine.

3. The board of directors shall determine the Equity Percentage held by the holders of Limited Voting Shares in accordance with paragraph 4 below on the day (the "Calculation Date") that is twenty-one days before the record date for the distribution to shareholders of the Corporation of notice of the Corporation's annual meeting of shareholders or notice of any meeting of shareholders of the Corporation at which directors are or may be elected.

4. The Equity Percentage of the holders of Limited Voting Shares shall be calculated as follows:

                                   A / (A + B)

         where


         (a) A is the aggregate number of Limited Voting Shares issued and outstanding on the Calculation Date; and

         (b) B is the aggregate number of Common Shares issued and outstanding on the Calculation Date.

5. Having regard to the calculation of the Equity Percentage of holders of Limited Voting Shares calculated in accordance with paragraph V.4 above, the board of directors shall determine the number of directors that holders of Limited Voting Shares and Common Shares are entitled to elect in accordance with paragraph 1 above. In accordance with paragraph 2 above, if the holders of Limited Voting Shares lose the entitlement to elect one or more directors by reason of a reduction in the Equity Percentage of such holders, the holders of Common Shares shall correspondingly acquire the entitlement to elect the additional director(s) such that the number of directors elected by the holders of Common Shares and Limited Voting Shares shall equal nine. If the number of directors elected by the holders of Limited Voting Shares shall be reduced in accordance with this Section V, such reduction shall be permanent and the number of directors that holders of Limited Voting Shares are entitled to elect shall not be increased notwithstanding any subsequent increase in the Equity Percentage of the holders of Limited Voting Shares.

                                 [NEW PUBLICCO]

                            ARTICLES OF INCORPORATION

                                   SCHEDULE II

                RESTRICTIONS ON THE ISSUE, TRANSFER AND OWNERSHIP

                                OF COMMON SHARES

For the purposes of this Schedule and Appendix A hereto, "Common Share" means a share of any class in the capital of the Corporation, including a security that is convertible into any such share and an option or right to acquire such a share or security (other than Limited Voting Shares) convertible into any such share, that carries voting rights in all circumstances or by reason of the occurrence of an event that has occurred and that is continuing.

The issue, transfer and ownership of Common Shares are restricted as follows:

(a) The board of directors of the Corporation may, in connection with the issue, transfer or ownership of Common Shares, take any action, or refuse to take any action, as the case may be, as may be required to permit the Corporation to comply with any Canadian ownership or control requirements under the provisions of the TELECOMMUNICATIONS ACT (Canada) and the regulations thereunder, as amended from time to time, (collectively hereinafter referred to as the "Telecom Act"); and

(b) The issue and transfer of Common Shares are restricted in accordance with the constraints set out in Appendix A hereto.

In the event of any inconsistency among the provisions of the Telecom Act, and Appendix A hereto, the provisions of the Telecom Act shall prevail over Appendix A hereto.

                                   APPENDIX A

                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

For the purposes of this Appendix A, the following terms have the indicated meanings:

         (a) "affiliate" and "associate" shall have their respective meanings as defined in the CBCA and includes persons, firms and corporations acting in concert with the person with respect to whom the term affiliate or associate is relevant;

         (b) "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, as amended from time to time;

         (c) "Constrained Class" means: (i) any person or persons who are not Canadians within the meaning of that Part of the Regulation dealing with constrained share corporations; and
                  (ii) any person or persons, where the issue or transfer of shares to any such person or persons will affect the ability of the Corporation or any of its affiliates or associates to qualify under any applicable laws of Canada or a province prescribed pursuant to paragraph 87(1)(a) of the Regulations (including, for greater certainty the TELECOM ACT) (a "Prescribed Law") in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation or any affiliate currently engaged in or proposes to engage in;

         (d) "Maximum Aggregate Holdings" means the total number of Common Shares that may be held by or on behalf of persons in the Constrained Class and their affiliates and associates pursuant to any applicable Prescribed Law;

         (e) "Maximum Individual Holdings" means the total number of Common Shares that may be held by or on behalf of any one person in the Constrained Class and their affiliates and associates pursuant to any applicable Prescribed Law; and

         (f) "Regulations" means those regulations made under the CBCA, as such regulations may be amended from time to time.

1.2      JOINT OWNERSHIP BY NON-CANADIANS

For the purposes of this Appendix A, where a Common Share is held, beneficially owned or controlled jointly, and one or more of the joint holders, beneficial owners or persons controlling the share is a member of the Constrained Class, the share is deemed to be held, beneficially owned or controlled, as the case may be, by such member of the Constrained Class.

1.3      PURPOSE OF CONSTRAINED SHARE PROVISIONS

The power of the directors of the Corporation to issue Common Shares, and the right of any holder of Common Shares to transfer or vote such Common Shares, is restricted in the manner hereinafter set out, for the purposes of:

         (a) ensuring that the Corporation, or any of its affiliates or associates, is qualified under any applicable Prescribed Law to obtain or renew any licence to carry on any business; and

         (b) ensuring that the Corporation, or any of its affiliates or associates, is not in breach of any applicable Prescribed Law or the terms of any licence issued thereunder.

                                    ARTICLE 2
                                   CONSTRAINTS

2.1      RESTRICTION ON ISSUE OR TRANSFER OF COMMON SHARES

The directors of the Corporation shall not issue a Common Share, and shall refuse to register a transfer of a Common Share, if the issuance or transfer, as the case may be, would, in the opinion of the directors of the Corporation, jeopardize the purposes stated in section 1.3 of this Appendix A and, without limiting the generality of the foregoing, the directors of the Corporation shall not issue a Common Share, and shall refuse to register a transfer of a Common Share, to a person who is a member of the Constrained Class, if:

         (a) the total number of Common Shares held by or on behalf of persons in the Constrained Class exceeds the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Common Shares is to a person in the Constrained Class;

         (b) the total number of Common Shares held by or on behalf of persons in the Constrained Class does not exceed the Maximum Aggregate Holdings and the issuance or transfer, as the case may be, of such Common Shares would cause the number of Common Shares held by persons in the Constrained Class to exceed the Maximum Aggregate Holdings;

         (c) the total number of Common Shares held by or on behalf of a person in the Constrained Class exceeds the Maximum Individual Holdings and the issuance or transfer, as the case may be, of such Common Shares is to that person; or

         (d) the total number of Common Shares held by or on behalf of a person in the Constrained Class does not exceed the Maximum Individual Holdings and the issuance or transfer, as the case may be, of such Common Shares would cause the number of such Common Shares held by that person to exceed the Maximum Individual Holdings.

2.2      FURTHER RESTRICTIONS ON THE ISSUE OR TRANSFER OF COMMON SHARES

The directors of the Corporation may refuse to issue a Common Share or register a transfer of a Common Share, if the issue or transfer, as the case may be, is to a person who may be a member of a Constrained Class and who, in respect of the issue or registration of the transfer of such Common Share, as the case may be, has been requested by the Corporation to furnish it with information referred to in subsection 86(1) of the Regulations, and has not furnished such information.

2.3      BY-LAWS

Subject to the CBCA and the Regulations, the directors of the Corporation may make, amend or repeal any by-laws required to administer the constrained share provisions set out in this Appendix A, including such by-laws as are contemplated in section 86 of the Regulations and to require any affidavit, declaration or other statement required under the TELECOM ACT.

                                   ARTICLE 3
                       POWERS AND DISCRETION OF DIRECTORS

3.1      OPINION OF THE DIRECTORS

Wherever for the purposes of this Appendix A it is necessary to determine the opinion of the directors of the Corporation, such opinion shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted, including a resolution in writing signed pursuant to the provisions of the CBCA.

3.2      NO CLAIMS

Neither any shareholder of the Corporation nor any other interested person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Appendix A or any breach or alleged breach by the Corporation of any of the provisions of this Appendix A, and, for greater certainty, no such person shall be liable for any damages or losses related to or as a consequence of any such act or any such breach of such provisions.

3.3      POWERS OF DIRECTORS

In the administration of this Appendix A, the directors of the Corporation shall enjoy, in addition to the powers explicitly set forth herein, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose hereof, including but not limited to all powers contemplated by the provisions relating to constrained share corporations in the CBCA and the Regulations and all powers contemplated by the TELECOM ACT with respect to ownership of shares of a telecommunications common carrier or carrier holding corporation by non-Canadians.

                                   ARTICLE 4
                                  MISCELLANEOUS

4.1      SHARE PROVISIONS

The directors shall cause to be noted conspicuously upon every certificate representing a Common Share the general nature of these constrained share provisions.

4.2      CONFLICT

In the event of any conflict between the provisions of this Appendix A and the provisions in the CBCA and the Regulations relating to constrained share corporations or the provisions of the TELECOM ACT with respect to the ownership of shares of a telecommunications common carrier or carrier holding corporation, the provisions in the CBCA and the Regulations or the TELECOM ACT, as the case may be, shall prevail, and the provisions of this Appendix A shall be deemed to be amended accordingly and shall be retroactive in effect, as so amended.

4.3      SEVERABILITY

The invalidity or unenforceability of any provision, in whole or in part, of this Appendix A for any reason shall not affect the validity or enforceability of any other provision hereof.

                                 [NEW PUBLICCO]

                            ARTICLES OF INCORPORATION

                                  SCHEDULE III

                                OTHER PROVISIONS

1. In addition to any other approvals required by law, until the earlier of such time as the holders of the Limited Voting Shares are entitled to nominate fewer than four directors or December 31, 2004 any decisions to be made with respect to any of the matters listed below shall require the approval of not less than seven of the directors (including at least four directors elected or appointed by the holders of Common Shares) of the Corporation by a vote at a meeting of the directors or by resolution in writing signed by all directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors:

         (a) any material change to the scope or nature of the business or operations of the Corporation or any of its subsidiaries considered on a consolidated basis;

         (b) aggregate capital expenditures of the Corporation and its subsidiaries in any calendar year in excess of $195 million;

         (c) the incurring by the Corporation or its subsidiaries of funded debt in excess of $100 million or the changing of any material terms of any material debt incurred;

         (d) any material change (in excess of $20 million) to the terms of any material agreements entered into by the Corporation or its subsidiaries on or before the Plan Implementation Date, including the commercial agreements with AT&T Corp. or its subsidiaries;

         (e) any consolidation or merger into or with another person of the Corporation or any of its subsidiaries, the sale or transfer of all or a substantial portion of the assets of the Corporation and its subsidiaries (on a consolidated basis) to another person or the entering into any other similar business combination other than a consolidation, merger, sale or transfer of any wholly owned subsidiary into or to the Corporation or another wholly owned subsidiary of the Corporation;

         (f) any sale, lease or transfer of assets by the Corporation or its subsidiaries where such assets have a value in excess of $20 million in any one transaction or related transactions;

         (g) the declaration or payment by the Corporation of any dividends or the making of any distributions on its shares or the redemption or repurchase of shares or any other securities, except in connection with the conversion of Common Shares into Limited Voting Shares and Limited Voting Shares into Common Shares;

         (h) any authorization, issue or sale of or agreement of the Corporation to issue or sell any Common Shares or Limited Voting Shares, including any issue of or agreement to issue options, rights (other than rights issued pursuant to the


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                                      -2-


                  Corporation's Shareholder Rights Plan or pursuant to the Corporation's Acquisition Rights Agreement), conversion or exchange privileges to acquire Common Shares or Limited Voting Shares other than (i) the issuance of Common Shares upon the conversion of the Limited Voting Shares into Common Shares or the conversion of Common Shares into Limited Voting Shares,
                  (ii) the issuance of shares upon the exercise of outstanding options, (iii) Common Shares or Limited Voting Shares issued pursuant to the Corporation's Shareholder Rights Plan or pursuant to the Corporation's Acquisition Rights Agreement or
                  (iv) the issuance of Common Shares or Limited Voting Shares pursuant to a pre-emptive right previously granted to a third party that was approved in accordance with this clause (h);

         (i) the entering into by the Corporation of any transactions with any current shareholder, director or officer or employee other than transactions in the ordinary course of business;

         (j) any amendment to the articles of incorporation or by-laws of the Corporation;

         (k) the adoption or amendment of any stock option plan, bonus plan, management incentive plan or other employee benefit plan of the Corporation;

         (l) any amendment to the shareholder declaration under section 146(2) of the Canada Business Corporations Act dated o effected by the Corporation in respect of o, o.

         (m) any delegation of material board authority by the Corporation to a committee, such as an executive committee;

         (n) any material investment (in excess of $20 million) by the Corporation in any other company, partnership, association or other form of joint venture;

         (o) the guarantee of any liabilities by the Corporation of a third party, other than indemnification of directors and officers of the Corporation and its subsidiaries in accordance with the Act;

         (p) any material transaction by the Corporation outside the normal and ordinary course of business.

2. The by-laws of the Corporation may only be amended by a special resolution of the shareholders of the Corporation.

                                   SCHEDULE B
                              NEW PUBLICCO BY-LAWS

                                  BY-LAW NO. 1

                              A BY-LAW TO REGULATE

                           THE BUSINESS AND AFFAIRS OF


                              [NEW PUBLIC HOLD CO.]
                               (the "Corporation")

                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

In this By-law:

         (a) "ACT" means the CANADA BUSINESS CORPORATIONS ACT or any statute that may be substituted therefor, including the regulations thereunder, as amended from time to time;

         (b) "ARTICLES" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto;

         (c)      "BOARD" means the board of directors of the Corporation;

         (d) "BY-LAWS" means the by-laws of the Corporation in force from time to time (as amended or restated);

         (e) "DIRECTOR" means a person duly elected or appointed as a director of the Corporation;

         (f) "MEETING OF SHAREHOLDERS" means an annual meeting of shareholders or a special meeting of shareholders;

         (g) "NON-BUSINESS DAY" means a Saturday, Sunday and any other day that is a holiday as defined in the INTERPRETATION ACT (Canada);

         (h) "OFFICER" means a person duly appointed as an officer of the Corporation by the board;

         (i) "PERSON" includes an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

         (j) "REGULATION" means the Canada Business Corporations Regulation (SOR/2001-512).

1.2      INTERPRETATION

In this By-law:


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                                      -2-


         (a) words importing the singular number also include the plural and vice-versa; and

         (b) all words used in this By-law and defined in the Act but not otherwise defined herein shall have the meanings given to such words in the Act.

                                   ARTICLE 2
                                GENERAL BUSINESS

2.1      REGISTERED OFFICE

The registered office of the Corporation shall be in the province within Canada specified in the articles and at such place and address therein as the board may from time to time determine.

2.2      SEAL

The Corporation may have a seal which shall be adopted and may be changed by the board.

2.3      FINANCIAL YEAR

The financial year end of the Corporation shall be as determined by the board.

2.4      EXECUTION OF INSTRUMENTS

The board may from time to time determine the officers or other persons by whom any particular document or instrument or class of documents or instruments of the Corporation shall be executed and the manner of execution thereof, including the use of facsimile reproductions of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

Notwithstanding the foregoing, any officer or director may sign certificates and similar instruments (other than share certificates) on the Corporation's behalf with respect to any factual matters relating to the Corporation's business and affairs, including certificates verifying copies of the articles or by-laws of the Corporation or resolutions and minutes of meetings of the directors or shareholders of the Corporation or any committee of the board.

2.5      EXECUTION IN COUNTERPART

Any instrument or document required or permitted to be executed by more than one person may be executed in separate counterparts, each of which when duly executed by such persons shall be an original and all of which, when taken together, shall constitute one and the same instrument or document.

2.6      BANKING ARRANGEMENTS

The banking business of the Corporation, or any part or division of the Corporation, shall be transacted with such bank or banks, trust companies or other firms or bodies corporate as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers or other persons as the board may designate, direct or authorize from time to time and to the extent thereby provided.


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                                      -3-


                                    ARTICLE 3
                                    BORROWING

3.1      BORROWING

Without limit to the powers of the board as provided in the Act, but subject to any restrictions set out in the articles or by-laws, the board may from time to time on behalf of the Corporation:

         (a)      borrow money upon the credit of the Corporation;

         (b) issue, reissue, sell, or pledge or hypothecate debt obligations of the Corporation;

         (c) to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise; and

         (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

3.2      DELEGATION

Subject to the Act and the articles, the board may from time to time delegate to a director, a committee of directors or an officer all or any of the powers referred to in section 3.1 to such extent and in such manner as the board shall determine at the time of each such delegation.

                                    ARTICLE 4
                                    DIRECTORS

4.1      DUTIES OF DIRECTORS

The board shall manage or supervise the management of the business and affairs of the Corporation.

4.2      NUMBER OF DIRECTORS AND QUORUM

Until changed in accordance with the Act, the board shall consist of the number of directors specified in and elected in accordance with the articles and, subject to the Act, a quorum for the transaction of business at any meeting of the directors shall require: (i) a majority of the directors required by the articles and (ii) the directors elected by or appointed on behalf of the holders of Common Shares shall represent not less than 50% of the directors present at such meeting.

4.3      ELECTION

Subject to the articles, the shareholders of the Corporation shall elect at each annual meeting at which an election of directors is required, directors to hold office for a term expiring not later than the close of the third annual meeting of shareholders following such election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

4.4      PLACE OF MEETINGS

Meetings of the board may be held at the registered office of the Corporation, or at any other place within or outside Canada.

4.5      ACTION IN WRITING

Subject to the Act, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors, is as valid as if it had been passed at a meeting of directors.

4.6      CALLING OF MEETINGS

Subject to section 4.7, meetings of the board shall be held from time to time at such place, on such day and at such time as the board, the chairperson of the board or any two directors may determine.

4.7      NOTICE OF MEETINGS

Written notice of the time and place of each meeting of the board shall be given to each director at least 48 hours before the meeting provided, however, that if such meeting will be held outside of Canada, each director shall receive notice of such meeting at least five days before the meeting. Subject to the Act, a notice of meeting of the board need not specify the business to be transacted at the meeting.

4.8      FIRST MEETING OF BOARD

Provided a quorum of directors is present, the board may without notice hold a meeting forthwith following any meeting of shareholders at which directors were elected.

4.9      CHAIRPERSON AND SECRETARY

The chairperson of the board or, in the chairperson's absence, the chief executive officer shall be chairperson of any meeting of the board. If neither of these officers are present, the directors present shall choose one of their number to be chairperson. The secretary of the Corporation shall act as secretary at any meeting of the board and, if the secretary of the Corporation is absent, the chairperson of the meeting shall appoint a person (who need not be a director) to act as secretary of the meeting.

4.10     VOTES TO GOVERN

Subject to the articles, at all meetings of the board any question shall be decided by a majority of the votes cast on the question and in the case of an equality of votes the chairperson of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is demanded.

4.11     ELECTRONIC VOTING

Subject to the Act, a director participating in a meeting of directors or of a committee of all the directors by means of a telephonic, electronic or other communication facility may vote by means of such facility.



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                                      -5-


4.12     CONFLICT OF INTEREST

Subject to the Act, no director or officer shall be disqualified by virtue of his or her office from entering into or being interested in any manner in any contract or transaction made with the Corporation and no such contract or transaction shall be invalid, nor shall any director or officer be accountable to the Corporation or its shareholders for any profit realized from such contract or transaction, because of the director's or officer's interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction.

                                   ARTICLE 5
                                   COMMITTEES

5.1      AUDIT COMMITTEE

The directors shall appoint from among their number an audit committee to be composed of not less than three directors of the Corporation, none of whom are officers of the Corporation or any affiliate of the Corporation. The audit committee shall have the duties provided in the Act and such other duties as may be delegated by the board.

5.2      OTHER COMMITTEES

The board may designate and appoint additional committees of directors and, subject to the limitations prescribed by the Act, the articles or the by-laws, may delegate to such committees any of the powers of the board.

5.3      PROCEDURE

Subject to the Act and unless otherwise determined by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairperson and to regulate its procedure. Notwithstanding the foregoing, a quorum for any meeting of a committee shall require not less than 50% of the committee members present to be directors elected by or appointed on behalf of the holders of Common Shares.

                                   ARTICLE 6
                                    OFFICERS

6.1      APPOINTMENT OF OFFICERS

The board may from time to time designate the offices of the Corporation, appoint persons of full capacity to such offices, specify their duties and, subject to any limitations prescribed in the Act and to the limitations set out in the articles, may delegate to them powers to manage the business and affairs of the Corporation.

6.2      CHAIRPERSON OF THE BOARD

Until December 31, 2004, the chairperson of the board shall be selected by the board from the five directors elected by the holders of the Common Shares in accordance with the Articles. The chairperson will not be an officer or employee of the Corporation or any of its affiliates and will be independent of the management of the Corporation and its affiliates. Until the earlier of such time as the holders of Limited Voting Shares are entitled (as a class) to nominate and elect fewer than four directors in accordance with the articles or December 31, 2004, the chairperson may only be replaced or removed with the approval of not less than seven of the directors including at least four directors elected or appointed by the holders of Common Shares.

                                   ARTICLE 7
                      PROTECTION OF DIRECTORS AND OFFICERS

7.1      INDEMNITY OF DIRECTORS AND OFFICERS

         (a) The Corporation shall indemnify each of the directors and officers of the Corporation, any former director or officer of the Corporation and any other individual who acts or acted at the Corporation's request as a director or officer and any other individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director, officer or other individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the director, officer or other individual is involved because of that association with the Corporation or other entity.

         (b) The Corporation shall advance moneys to any such director, officer or other individual for the costs, charges and expenses of any proceeding referred to in (a), provided such individual agrees in advance, in writing, to repay those moneys if the individual does not fulfill the conditions of paragraph (c).

         (c) The Corporation shall not indemnify a director, officer or other individual under paragraph (a) unless the director, officer or other individual:

                  (i) acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the director, officer or other individual acted as a director or officer or in a similar capacity at the Corporation's request, as the case may be; and

                   (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director, officer or other individual had reasonable grounds for believing that his or her conduct was lawful.

         (d) The Corporation shall seek the approval of the appropriate court to indemnify any director, officer or other individual referred to in paragraph (a), or advance monies under paragraph (b) in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which such director, officer or other individual is made a party because of the association of such director, officer or other individual with the Corporation or other entity as described in paragraph (a), and shall, if such approval is obtained, indemnify the director, officer or other individual against all costs, charges and expenses reasonably incurred by such director, officer or other individual in connection with such action, if the director, officer or other individual fulfills the conditions set out in paragraph (c).

         (e) Any director, officer or other individual referred to in paragraph (a) is entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by such director, officer or other individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which such director, officer or other individual is subject because of the association of such director, officer or other individual with the Corporation or other entity as described in paragraph (a), if such director, officer or other individual seeking indemnity:

                  (i) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such director, officer or other individual ought to have done; and

                 (ii)      fulfills the conditions set out in paragraph (c).

7.2      INSURANCE

The Corporation shall purchase and maintain insurance for the benefit of each director, officer or other individual referred to in section 7.1 against any liability incurred by such director, officer or other individual:

         (a) in that person's capacity as a director or officer of the Corporation; or

         (b) in that person's capacity as a director or officer, or similar capacity, of another entity, if the person acts or acted in that capacity at the Corporation's request.

7.3      INDEMNIFICATION OF OTHERS

Subject to the Act, the Corporation may indemnify such persons, other than those referred to in section 7.1, as the directors may determine on such basis as the directors may determine or on the same basis as that upon which the persons referred to in section 7.1 may be indemnified.

7.4      NO LIABILITY OF DIRECTORS FOR CERTAIN ACTS

No director or officer shall be liable for:

         (a) the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation;

         (b) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be loaned out or invested;

         (c) any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited;

         (d) any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation; or

         (e) any other loss, damage or misfortune whatever that may happen in the execution of the duties of the director's or officer's respective office or in relation thereto,

unless the same shall happen by or through the director's or officer's failure to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.5      INDEMNITIES NOT EXCLUSIVE

The provisions of this Article 7 shall be in addition to and not in substitution for or derogation from any rights to which any person referred to herein may otherwise be entitled.

                                   ARTICLE 8
                            MEETINGS OF SHAREHOLDERS

8.1      ANNUAL AND SPECIAL MEETINGS

Subject to the Act, the annual meeting of shareholders shall be held on such day and at such time in each year as the board, or the chairperson of the board, or the chief executive officer in the absence of the chairperson of the board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The board may at any time call a special meeting of shareholders and, for greater certainty, annual and special business may be considered and transacted at the same meeting.

8.2      PLACE OF MEETINGS

Subject to the Act, meetings of shareholders shall be held at such place within Canada as the directors shall determine or at such place outside Canada as may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting. A shareholder who attends a meeting held outside Canada is deemed to have so agreed except when such shareholder attends such meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

8.3      NOTICE OF MEETINGS

Subject to the Act, notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days nor more than sixty (60) days before the meeting to each shareholder entitled to notice of and/or to vote at the meeting, to each director and to the auditor of the Corporation.

8.4      PARTICIPATION IN MEETING BY ELECTRONIC MEANS

Subject to the Act and the consent of the directors expressed by way of resolution passed at the time the meeting is called, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.5      ELECTRONIC MEETINGS

Subject to the Act and the consent of the directors expressed by way of resolution passed at the time the meeting is called, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.6      CHAIRPERSON AND SECRETARY

The chairperson of the board or, in the absence of the chairperson, the chief executive officer or, in the absence of the chief executive officer, a vice-president shall be chairperson of any meeting of shareholders and, if none of the said officers be present within fifteen (15) minutes after the time appointed for holding the meeting, the shareholders present and entitled to vote shall choose a chairperson from amongst themselves. The secretary of the Corporation shall act as secretary at any meeting of shareholders or, if the secretary of the Corporation be absent, the chairperson of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chairperson with the consent of the meeting.

8.7      PERSONS ENTITLED TO BE PRESENT

The only persons entitled to be present at a meeting of shareholders shall be those persons entitled to cast one or more votes thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

8.8      QUORUM

The quorum for the transaction of business at any meeting of shareholders shall be two persons present in person or by proxy holding at least 33 1/3% of the shares entitled to vote at the meeting.

8.9      SHAREHOLDER REPRESENTATIVES

A body corporate or association that is a shareholder of the Corporation may be represented at a meeting of shareholders by any individual authorized by a resolution of its directors or governing body and such individual may exercise on behalf of the body corporate or association that such individual represents all the powers it could exercise if it were an individual shareholder.

8.10     PROXIES

Votes at meetings of shareholders may be given either personally or by proxy.


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                                      -10-


8.11     TIME FOR DEPOSIT OF PROXIES

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours, exclusive of non-business days, before which time proxies to be used at such meeting must be deposited with the Corporation or its agent. If such a time is set, it can be waived by the chairperson in the chairperson's sole discretion.

8.12     RESOLUTION IN LIEU OF MEETING

Except where a written statement is submitted by a director or by an auditor in accordance with the provisions of the Act, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

8.13     VOTING BY SHOW OF HAND

Subject to any legal requirement respecting the conduct of a ballot, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot is required or demanded by a shareholder or proxyholder entitled to vote at the meeting. Upon a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken upon a question, unless a ballot is so required or demanded, a declaration by the chairperson of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution.

8.14     BALLOTS

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairperson may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairperson shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares that each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the question.

8.15     CASTING VOTE

In case of an equality of votes at any meeting of shareholders either upon a show of hands or upon a ballot, the chairperson of the meeting shall not be entitled to a second or casting vote.

8.16     ELECTRONIC VOTING

Subject to the Act and with the consent of the directors expressed by way of resolution passed at the time the meeting is called,

         (a) any person participating in a meeting of shareholders by telephonic, electronic, or other communication facility in accordance with article 8.4 and entitled to vote at the meeting may vote by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose; and

         (b) any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility if the Corporation makes available such a communication facility.

                                   ARTICLE 9
                                SHARES/SECURITIES

9.1      ISSUANCE

Subject to the Act and the articles, the board may from time to time issue or grant options or other rights to purchase authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

9.2      SECURITIES RECORDS

The Corporation shall maintain (or cause to be maintained by an agent appointed pursuant to section 9.3) a register of shares and other securities in which it records the shares and other securities issued by it in registered form, showing with respect to each class or series of shares and other securities:

         (a) the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

         (b)      the number of shares or other securities held by each holder;
                  and

         (c) the date and particulars of the issue and transfer of each share or other security.

9.3      TRANSFER AGENTS AND REGISTRARS

The directors may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers. One person may be appointed both registrar and transfer agent and the board may at any time terminate any such appointment.

9.4      NON-RECOGNITION OF TRUSTS

Subject to the Act, the Corporation may treat the registered owner of a security, as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect thereof and otherwise to exercise all the rights and powers of an owner of a security.


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                                      -12-


9.5      SECURITY CERTIFICATES

Security certificates evidencing securities of the Corporation shall be signed by at least one of the following persons:

         (a)      a director or officer of the Corporation;

         (b) a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf; or

         (c) a trustee who certifies it in accordance with a trust indenture.

Signatures may be printed or otherwise mechanically reproduced on the security certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature is so reproduced and shall be binding upon the Corporation. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

                                   ARTICLE 10
                          CONSTRAINED SHARE PROVISIONS

10.1     CONSTRAINED CLASS

For the purpose of this Article 10, "Constrained Class" means: (i) any person or persons who are not Canadians within the meaning of Part 9 of the Regulations dealing with constrained share corporations; and (ii) any person or persons, where the issue or transfer of shares to any such person or persons will affect the ability of the Corporation or any of its affiliates or associates to qualify under any applicable laws of Canada or a province prescribed pursuant to paragraph 87(1)(a) of the Regulation (including, for greater certainty the TELECOMMUNICATIONS ACT (Canada) and the regulations thereunder, as amended from time to time, (collectively hereinafter referred to as the "Telecom Act")) (a "Prescribed Law") in order to obtain, maintain, amend or renew a licence necessary to carry on any business that the Corporation or any of its affiliates is currently engaged in or proposes to engage in.

10.2     DETERMINATION OF OWNERSHIP OF CONSTRAINED SHARES

For the purpose of determining whether the direct or indirect beneficial owner of a share or shares in the capital of the Corporation to be issued or in respect of which registration of a transfer is requested is a member of the Constrained Class, the directors and/or the officers of the Corporation may require that there shall first be submitted to the Corporation, and/or the transfer agent or agents of the Corporation, a declaration in writing signed by the person in whose name the share or shares is or are to be issued or into whose name the share or shares is or are to be transferred setting out the following information:

         (a) whether the transferee is the beneficial owner of the share or shares or whether he or she holds them for a beneficial owner;

         (b) the name and address of the beneficial owner of the share or shares;

         (c) whether the beneficial owner is an associate of any other shareholder or beneficial owner of shares of the Corporation;

         (d) if either the transferee or the beneficial owner is a corporation, whether such corporation is effectively owned or controlled directly or indirectly by or on behalf of citizens or subjects of a country other than Canada, whether through the holding of shares of such corporation or any other corporation or through the holding of a significant portion of the outstanding debt of such corporation or in any other manner whatsoever;

         (e) whether the transferee or beneficial owner is a Canadian citizen; and

         (f) such other information as the directors may from time to time require to enable them to determine whether the registration of any transfer or the issue of any share or shares of the corporation may adversely affect the status of the Corporation, or any affiliate or associate thereof, to obtain, maintain, amend or renew a licence pursuant to a Prescribed Law.

10.3     DIRECTOR'S REQUEST OF DECLARATION

The directors of the Corporation may:

         (a) at any time when proxies are being solicited from shareholders; or

         (b) at any time when, in the opinion of the directors, the status of the Corporation, or any affiliate or associate thereof, as a corporation eligible to obtain, maintain, amend or renew a licence pursuant to a Prescribed Law is, may be or may become adversely affected, require any shareholder of the Corporation to submit a written declaration, in the form outlined in section 10.2 above, to the Corporation, or to an agent acting on behalf of the Corporation (if any), containing all or any part of the information specified in section 10.2 above as specified by the directors of the Corporation.

10.4     REQUIREMENT THAT DECLARATION CONFORM TO CANADA EVIDENCE ACT

The directors of the Corporation may require any declaration requested for the purposes set out above to be in the form of a statutory declaration under the CANADA EVIDENCE ACT, which shall be deemed to include any affidavit, declaration, acknowledgment or statement under oath or affirmation as to which the directors are satisfied that, under the laws of the place in which the same was sworn or made, the same is substantially similar in effect to a statutory declaration made under the CANADA EVIDENCE ACT.

10.5     DIRECTORS' DISCRETION

Where the directors have required a declaration as provided in sections 10.2,
10.3 and 10.4 above to be submitted in respect of the transfer of or subscription for or issue of any share or shares, the directors may refuse to allow such transfer to be made or recorded in the register of the Corporation or to accept such subscription or to issue the share or shares until such declaration has been submitted to them or to an agent acting on behalf of the Corporation.

10.6     FORM OF CERTIFICATE FOR CONSTRAINED SHARES

Every certificate representing shares or warrants or other rights to purchase shares of the Corporation shall conspicuously bear upon its face the words "This Corporation is a constrained share corporation. See details on [BACK/PAGE O] of this certificate" and will contain in a prominent location which may be on the back of the certificate the following or similar wording:

                         "Constrained Share Provisions"

                  The Corporation is a "constrained share corporation" to ensure that the Corporation, or any of its affiliates or associates, is eligible to operate, or to obtain any licences that it may need, pursuant to applicable provisions of the TELECOMMUNICATIONS ACT (CANADA) and the regulations enacted thereunder and of any other statutes, regulations, rules, orders, directions or instruments that impose similar requirements in relation to Canadian ownership. The directors of the Corporation shall refuse to allow a transfer of a share of the Corporation to be made or recorded in the register of the Corporation and shall not issue or accept a subscription for shares of the Corporation, if the result of allowing such transfer or issuing or accepting such subscription would be that the number of shares held by or for the benefit of the member or members of the "Constrained Class" would exceed the total number of voting shares of the Corporation that may be held by one or more member(s) of the Constrained Class.

                                   ARTICLE 11
                                    DIVIDENDS

11.1     DIVIDENDS

Subject to the Act and the articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

11.2     DIVIDEND CHEQUES

A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at such holder's address recorded in the Corporation's securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address of the first of the joint holders recorded in the securities register of the Corporation. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.3     NON-RECEIPT OF CHEQUES

In the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.4     UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                   ARTICLE 12
                                  MISCELLANEOUS

12.1     WAIVER OF NOTICE

Any shareholder (or such shareholder's duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive the provision or receipt of any notice or document, or waive or abridge the time for any notice or document, required to be provided to such person under any provision of the Act, the articles, the by-laws or otherwise and such waiver or abridgement shall cure any default in the provision or in the timing or receipt of such notice or document, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board, which may be given in any manner. Attendance of a director at a meeting of directors or of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.2     OMISSIONS AND ERRORS

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise based thereon.

12.3     INVALIDITY

The invalidity or unenforceability of any provision of this By-law shall not affect the validity or enforceability of the remaining provisions of this By-law.

12.4     EFFECTIVE DATE

This By-law shall come into force on [THE DATE OF THE PLAN IMPLEMENTATION].

The foregoing By-law No. 1 is hereby passed as evidenced by the signatures of the directors of the Corporation pursuant to the provisions of the CANADA BUSINESS CORPORATIONS ACT.

DATED the       day of                 , 2003.


--------------------------------              ----------------------------------
             Name                                             Name


--------------------------------              ----------------------------------
             Name                                             Name

                                   SCHEDULE C

                         CANADIAN RESIDENCY DECLARATION

                         CANADIAN RESIDENCY DECLARATION



TO: [NEW PUBLICCO], A CORPORATION INCORPORATED PURSUANT TO THE PLAN (AS DEFINED BELOW) (THE "CORPORATION")
         C/O CIBC MELLON TRUST COMPANY

I. In connection with the consolidated plan of arrangement and reorganization of AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, MetroNet Fiber US Inc., MetroNet Fiber Washington Inc. and Netcom Canada Inc. pursuant to the COMPANIES' CREDITORS ARRANGEMENT ACT and the CANADA BUSINESS CORPORATION ACT (the "Plan") and the issue of common shares in the capital of the Corporation (the "Common Shares) as part of the Plan, the undersigned, being the person in whose name the Common Shares are to be registered upon giving effect to the Plan, hereby DECLARES that the ultimate beneficial owner of Common Shares is:

         / /        the undersigned, OR

         / /        if other than the undersigned,


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (Name and Address)

II.      The beneficial owner of the Common Shares is a Canadian:

         / /        Yes               / /       No

III. The beneficial owner of the Common Shares and any other Person (as defined in the Plan) or group of Persons with whom it is acting jointly or in concert WILL NOT BE, after the issuance of the Common
                               -----------
         Shares, directly or indirectly the beneficial holder of, or have control over, greater than 10% of the issued and outstanding Common
         Shares:

         / /        True               / /       Not True

For purposes of this declaration "Canadian" means:

      (a) a citizen within the meaning of subsection 2(1) of the CITIZENSHIP ACT (Canada) who is ordinarily resident in Canada;

      (b) a permanent resident within the meaning of subsection 2(1) of the IMMIGRATION ACT (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

      (c) a Canadian government, whether federal, provincial, municipal or local, or an agency thereof;

      (d) a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of

                  (i) a federal or provincial statute or regulations made under a federal or provincial statute;

                  (ii) the Governor in Council or the Lieutenant Governor in Council of a province; or

                  (iii) a minister of the Crown in right of Canada or of a province;

      (e) a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;

      (f) a mutual insurance company, the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;

      (g) a partnership in which those of its partners who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the beneficial interest in such partnership, and which is not otherwise controlled by non-Canadians;

      (h) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE TORONTO-DOMINION BANK (CANADA), AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE BANK OF MONTREAL (CANADA), the PENSION FUND SOCIETY ACT (CANADA) or any provincial legislation relating to the establishment of pension fund societies; or

      (i) a trust in which Canadians have not less than 66 2/3 per cent of the beneficial interest in such trust, and of which a majority of the trustees are Canadians.


--------------------------------------------------------------------------------

DATED the                      day of                                     2003.
          -------------------         -----------------------------------

--------------------------------------------------------------------------------
                                     (Name)

--------------------------------------------------------------------------------
                                    (Address)

--------------------------------------------------------------------------------
                                   (Signature)

INSTRUCTIONS

1. THIS DECLARATION IS TO BE COMPLETED BY THE PERSON IN WHOSE NAME COMMON SHARES IN THE CAPITAL OF THE CORPORATION ARE TO BE REGISTERED.

2. PLEASE RETURN COMPLETED DECLARATION TO CIBC MELLON TRUST COMPANY AT 320 BAY STREET, P.O. BOX 1, TORONTO, ONTARIO, M5H 4A6.

                                   SCHEDULE D

                            SHAREHOLDERS RIGHTS PLAN

                             SHAREHOLDER RIGHTS PLAN

                                    AGREEMENT

                                   DATED AS OF

                                       o   , 2003

                                     BETWEEN

                                  [NEW PUBLICCO]

                                       AND

                           [CIBC MELLON TRUST COMPANY]

                                 AS RIGHTS AGENT

                                TABLE OF CONTENTS


ARTICLE 1
         INTERPRETATION........................................................2
         1.1      Certain Definitions..........................................2
         1.2      Currency....................................................16
         1.3      Headings....................................................16
         1.4      Acting Jointly or in Concert................................16
         1.5      Generally Accepted Accounting Principles....................16
         1.6      Board of Directors..........................................16

ARTICLE 2
         RIGHTS, TERMS AND CONDITIONS.........................................17
         2.1      Legend on Share Certificates for Common Shares and
                  Limited Voting Shares.......................................17
         2.2      Initial Exercise Price; Exercise of Rights; Detachment
                  of Rights...................................................17
         2.3      Adjustments to Exercise Price; Number of Rights.............21
         2.4      Date on Which Exercise Is Effective.........................27
         2.5      Execution, Authentication, Delivery and Dating of
                  Rights Certificates.........................................27
         2.6      Registration, Transfer and Exchange.........................28
         2.7      Mutilated, Destroyed, Lost and Stolen Rights Certificates...29
         2.8      Persons Deemed Owners of Rights.............................29
         2.9      Delivery and Cancellation of Certificates...................30
         2.10     Agreement of Rights Holders.................................30
         2.11     Rights Certificate Holder Not Deemed a Shareholder..........31

ARTICLE 3
         ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS.......31
         3.1      Flip-in Event...............................................31

ARTICLE 4
         THE RIGHTS AGENT.....................................................33
         4.1      General.....................................................33
         4.2      Merger, Amalgamation or Consolidation or Change of Name
                  of Rights Agent.............................................34
         4.3      Duties of Rights Agent......................................34
         4.4      Change of Rights Agent......................................36

ARTICLE 5
         MISCELLANEOUS........................................................37
         5.1      Redemption and Waiver.......................................37
         5.2      Expiration..................................................39
         5.3      Issuance of New Rights Certificates.........................39
         5.4      Supplements and Amendments..................................39
         5.5      Fractional Rights and Fractional Shares.....................41
         5.6      Rights of Action............................................42
         5.7      Regulatory Approvals........................................42
         5.8      Declaration as to Non-Canadian Holders......................42
         5.9      Withholding Rights..........................................43

         5.10     Notices.....................................................43
         5.11     Costs of Enforcement........................................44
         5.12     Successors..................................................44
         5.13     Benefits of this Agreement..................................44
         5.14     Governing Law...............................................45
         5.15     Severability................................................45
         5.16     Effective Time..............................................45
         5.17     Determinations and Actions by the Board of Directors........45
         5.18     Time of the Essence.........................................45
         5.19     Execution in Counterparts...................................45

                        SHAREHOLDER RIGHTS PLAN AGREEMENT

         MEMORANDUM OF AGREEMENT dated as of o, 2003 between [NEW PUBLICCO]. (the "Corporation"), a corporation incorporated under the laws of Canada, and CIBC Mellon Trust Company, a trust company existing under the laws of Canada (the "Rights Agent");

         WHEREAS the board of directors of the Corporation has determined that it is in the best interests of the Corporation to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation;

         AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Corporation authorized, effective at the Effective Time (as hereinafter defined), the issuance of:

                 (i) One Common Share Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) issued at and after the Effective Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

                 (ii) One Limited Voting Share Right (as hereinafter defined) in respect of each Limited Voting Share (as hereinafter defined) issued at and after the Effective Time and prior to the earlier of the Separation Time and the Expiration Time;

         AND WHEREAS each Right (as hereinafter defined) will entitle the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

         AND WHEREAS the Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

         AND WHEREAS the new shareholders of the Corporation approved the adoption of this Agreement at the Meeting through approval of a Consolidated Plan of Arrangement and Reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CANADA BUSINESS CORPORATIONS ACT;

         NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows.



                                   ARTICLE 1
                                 INTERPRETATION

1.1      CERTAIN DEFINITIONS

For purposes of this Agreement, the following terms have the meanings indicated:

         (a) "ACQUISITION RIGHTS" means the rights to acquire Common Shares issued to holders of Limited Voting Shares pursuant to the Acquisition Rights Agreement;

         (b) "ACQUISITION RIGHTS AGREEMENT" means the memorandum of agreement dated as of o, 2003 between the Corporation and CIBC Mellon Trust Company providing for the issuance to holders of Limited Voting Shares of Acquisition Rights, all in accordance with the terms and conditions set forth in such Acquisition Rights Agreement;

         (c) "ACQUIRING PERSON" means any Person who is the Beneficial owner of the Prescribed Percentage or more of the outstanding Common Shares, or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Limited Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

                 (i)      the Corporation or any Subsidiary of the Corporation;

                 (ii) any Person who becomes the Beneficial owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the outstanding Common Shares and Limited Voting Shares as a result of one or any combination of (A) an acquisition or redemption by the Corporation of Common Shares or Limited Voting Shares which, by reducing the number of Common Shares or Limited Voting Shares outstanding, increases the proportionate number of Common Shares or Limited Voting Shares Beneficially owned by any Person, (B) Permitted Bid Acquisitions, (C) Pro Rata Acquisitions, or (D) Exempt Acquisitions; provided, however, that if a Person becomes the Beneficial owner of the Prescribed Percentage or more of the outstanding Common Shares or the Prescribed Percentage or more of the aggregate outstanding Common Shares and Limited Voting Shares by reason of one or any combination of the operation of Paragraphs
                           (A), (B), (C), or (D) above and such Person thereafter becomes the Beneficial owner of more than 1% of an additional number of outstanding Common Shares or 1% or more of aggregate outstanding Common Shares and Limited Voting Shares (other than pursuant to one or more of any combination of Paragraphs (A),
                           (B), (C) or (D) above), as the case may be, then as of the date such Person becomes the Beneficial owner of such acquisition, such Person shall become an "Acquiring Person";

                 (iii) for a period of 10 calendar days after the Disqualification Date (as defined below in this paragraph 1.1(a)(iii), any Person who becomes the Beneficial owner of the Prescribed Percentage or more of the outstanding Common Shares, or the Beneficial owner of the Prescribed Percentage or more of the aggregate outstanding Common Shares and Limited Voting Shares as a result of such Person becoming disqualified from relying on Clause

                           1.1(g)(iii)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid or is proposing or has announced a current intention to propose, in respect of the Corporation, an amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "DISQUALIFICATION DATE" means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid;

                 (iv) an underwriter or member of a banking or selling group that acquires securities of the Corporation in connection with a distribution of securities (including, for greater certainty, by way of a private placement of such securities) of the Corporation to the public; or

         (d) "AFFILIATE", when used to indicate a relationship with a specified corporation, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is a corporation controlled by, or is under common control with, such a specified corporation.

         (e) "AGREEMENT" means this shareholder rights plan agreement dated as of o, 2003 between the Corporation and the Rights Agent, as may be further amended and/or supplemented from time to time; and "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

         (f) "ASSOCIATE" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

         (g) A Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN",

                  (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

                 (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity whether or not on condition of the happening of any contingency or the making of any payment) pursuant to (A) any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or (B) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; and

                 (iii) any securities which are Beneficially owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;

                  provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

                           (A) because such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(e)(iii), until the earlier of such deposited or tendered security being taken up or paid for;

                           (B) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(e)(iii) holds such security provided that,

                                    (1)     the ordinary business of any such
                                            Person (the "Investment Manager")
                                            includes the management of
                                            investment funds for others (which
                                            others, for greater certainty, may
                                            include or be limited to one or more
                                            employee benefit plans or pension
                                            plans) and such security is held by
                                            the Investment Manager in the
                                            ordinary course of such business in
                                            the performance of such Investment
                                            Manager's duties for the account of
                                            any other Person (a "Client"),
                                            including non-
                                            discretionary accounts held on
                                            behalf of a Client by a dealer or
                                            broker registered under applicable
                                            law;

                                    (2)     such Person (the "Trust Company") is
                                            licensed to carry on the business of
                                            a trust company under applicable
                                            laws and, as such, acts as trustee
                                            or administrator or in a similar
                                            capacity in relation to the estates
                                            of deceased or incompetent Persons
                                            (each an "Estate Account") or in
                                            relation to other accounts (each an
                                            "Other Account") and holds such
                                            security in the ordinary course of
                                            such duties for such Estate Accounts
                                            or for such Other Accounts;

                                    (3)     such Person is established by
                                            statute for purposes that include,
                                            and the ordinary business or
                                            activity of such Person (the
                                            "Statutory Body") includes, the
                                            management of investment funds for
                                            employee benefit plans, pension
                                            plans, insurance plans or various
                                            public bodies;

                                    (4)     such Person (the "Administrator") is
                                            the administrator or trustee of one
                                            or more pension funds, plans or
                                            related trusts (a "Plan") registered
                                            or qualified under the laws of
                                            Canada or any Province thereof or
                                            the laws of the United States of
                                            America or any State thereof or is a
                                            Plan; or

                                    (5)     such Person is a Crown agent or
                                            agency;

                                    provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then exercising or threatening to exercise control, making a Take-over Bid or proposing, in respect of the Corporation, an amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation or has not then announced an intention to make a Take-over Bid or a proposal, in respect of the Corporation, for any amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation;

                          (C) because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

                          (D) because such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an

                                    Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

                          (E) where such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

                          (F) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

                  For purposes of this Agreement, the percentage of the outstanding Common Shares or Limited Voting Shares, respectively, Beneficially owned by any Person shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the sum of the number of Common Shares or the number of Limited Voting Shares, respectively, Beneficially owned by such Person and the denominator is the number of Common Shares or Limited Voting Shares, respectively, then outstanding. Where any Person is deemed to Beneficially own unissued Shares, such Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Shares Beneficially owned by such Person, provided that, in calculating whether a Person beneficially owns the Prescribed Percentage or more of the Common Shares, such Person shall be deemed not to Beneficially own Common Shares issuable upon conversion of Limited Voting Shares or upon exercise of Acquisition Rights, in each case Beneficially owned by such Person.

         (h) "BOARD OF DIRECTORS" means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

         (i) "BUSINESS DAY" means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close;

         (j) "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, as amended, and the regulations made thereunder, and any successor laws or regulations thereto;

         (k) "CANADIAN DOLLAR EQUIVALENT" of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

         (l) "CLOSE OF BUSINESS" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Toronto of the transfer agent for the Common Shares (or, after the Separation Time, the principal office in Toronto of the Rights Agent) is closed to the public;

         (m) "COMMON SHARE RIGHT" means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

         (n) "COMMON SHARES" means the common shares in the capital of the Corporation;

         (o)      "COMPETING PERMITTED BID" means a Take-over Bid that:

                  (i) is made after a Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

                  (ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) (A) of the definition of a Permitted Bid; and

                  (iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 60th day after the earliest date on which any other Permitted Bid that is then in existence was made;

         (p) "CONTROLLED" - a corporation is "controlled" by another Person or two or more Persons acting jointly or in concert if:

                  (i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

                  (ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

                  and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

         (q) "CO-RIGHTS AGENTS" has the meaning ascribed thereto in Subsection 4.1(a);

         (r) "CORPORATION" means [NEW PUBLICCO] a corporation incorporated under the laws of Canada, together, where the context requires, with its Subsidiaries;

         (s) "DISPOSITION DATE" has the meaning ascribed thereto in Subsection 5.1(a);

         (t) "DIVIDEND REINVESTMENT ACQUISITION" means an acquisition of Shares of any class pursuant to a Dividend Reinvestment Plan;

         (u) "DIVIDEND REINVESTMENT PLAN" means any regular dividend reinvestment or other program or plan of the Corporation made available by the Corporation to holders of its securities and/or to holders of securities of a Subsidiary of the Corporation, where such program or plan permits the holder to direct that some or all of:

                  (i) dividends paid in respect of shares of any class of the Corporation or a Subsidiary of the Corporation;

                  (ii) proceeds of redemption of shares of the Corporation or a Subsidiary of the Corporation;

                  (iii) interest paid on evidences of indebtedness of the Corporation or a Subsidiary of the Corporation; or

                  (iv)     optional cash payments;

                  be applied to the purchase of Shares;

         (v) "EFFECTIVE TIME" means the time at which the Agreement is to be effective pursuant to Section 5.8(d) of the consolidated plan of arrangement and reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CBCA;

         (w) "ELECTION TO EXERCISE" has the meaning ascribed thereto in Subsection 2.2(d);

         (x) "EXEMPT ACQUISITION" means a share acquisition in respect of which the Board of Directors has waived the application of
                  Section 3.1 pursuant to Subsections 5.1(a), (b) OR (e);

         (y) "EXERCISE PRICE" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $o;

         (z) "EXPANSION FACTOR" has the meaning ascribed thereto in Subsection 2.3(a);

         (aa) "EXPIRATION TIME" means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.16 or, the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders to be held in 2005;

         (bb) "FLIP-IN EVENT" means an event or transaction in or pursuant to which any Person becomes an Acquiring Person;

         (cc)     "HOLDER" has the meaning ascribed thereto in Section 2.8;

         (dd) "INDEPENDENT SHAREHOLDERS" means holders of any Shares, other than (a) any Acquiring Person, (b) any Offeror (other than any Person who pursuant to Clause 1.1(g) is deemed not to Beneficially own the Shares held by such Person), (c) any Affiliate or Associate of any Acquiring Person or Offeror, (d) any Person acting jointly or in concert with any Acquiring Person or Offeror, and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Shares are to be voted or withheld from voting or direct whether the Shares are to be tendered to a Take-over Bid;

         (ee) "LIMITED VOTING SHARE RIGHT" means a right to purchase a Limited Voting Share upon the terms and subject to the conditions set forth in this Agreement;

         (ff) "LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of the Corporation;

         (gg) "LOCK-UP AGREEMENT" means an agreement between a Person and one or more holders of Shares (each a "Locked-up Person") the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the close of business on the day following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Shares to a Take-over Bid (the "Lock-up Bid") to be made or made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause (iii) of the definition of Beneficial owner and which provides:

                  (i) that any agreement to deposit or tender to, or to not withdraw Shares from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Shares to another Take-over Bid or support another transaction:

                           (A) where the price or value per Share offered under such other Take-over Bid or transaction is higher than the price or value per Share offered under the Lock-up Agreement; or

                           (B)      if:

                                    (1)     the price or value per Share offered
                                            under the other Take-over Bid or
                                            transaction exceeds the price or
                                            value per Share offered or proposed
                                            to be offered under the Lock-up Bid
                                            by an amount that is equal to or
                                            greater than the lesser of (x) any
                                            amount specified in the agreement
                                            and (y) 7%; or

                                    (2)     the number of Shares to be
                                            purchased under the other Take-over
                                            Bid or transaction exceeds the
                                            number of Shares offered to be
                                            purchased under the Lock-up Bid by
                                            an amount that is equal to or
                                            greater than the lesser of (x) any
                                            amount specified in the agreement
                                            and (y) 7%, at a price
                                            or value per Share, as applicable,
                                            that is not less than the price or
                                            value per Share offered under the
                                            Lock-up Bid;

                                    and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Shares during the period of the other Take-over Bid or transaction; and

                 (ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

                           (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

                           (B) 50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Shares to the Lock-up Bid or withdraw Shares previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

         (hh) "MARKET PRICE" per share of any securities on any date of determination means the average of the daily closing sale prices per share of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per share of any securities on any date shall be:

                  (i) the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange or quotation system (as determined by volume of trading) on which such securities are listed or admitted for trading;

                 (ii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

                 (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

                  provided, however, that if on any such date none of such prices is available, the closing sale price per share of such securities on such date shall mean the fair value per share of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof.

         (ii) "MEETING" means the meeting of the creditors of AT&T Canada Inc. and its applicable subsidiaries called for the purpose of approving the Consolidated Plan of Arrangement and Reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CBCA, which contemplates the issuance of rights pursuant to this Agreement, and held on o , 2002, which creditors will hold approximately 100% of the equity of the Corporation at the Effective Time;

         (jj)     "NOMINEE" has the meaning ascribed thereto in Subsection
                  2.2(c);

         (kk)     "OFFER TO ACQUIRE" includes:


                  (i) an offer to purchase or a solicitation of an offer to sell Shares of any class or classes, and

                  (ii) an acceptance of an offer to sell Shares of any class or classes, whether or not such offer to sell has been solicited,

                  or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

         (ll) "OFFEROR" means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

         (mm) "OFFEROR'S SECURITIES" means Shares Beneficially owned by an Offeror or Common Shares held by an Offeror on the date of the Offer to Acquire;

         (nn) "PERMITTED BID" means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with all of the following additional provisions:

                  (i) the Take-over Bid is made to all holders of Shares (offering identical consideration for each Common Share and Limited Voting Share) as registered on the books of the Corporation for all such Shares, other than the Offeror;

                 (ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Shares will be taken up and paid for pursuant to the Take-over Bid (A) prior to the close of business on a date which is not less than 60 days following the date of the Take-over Bid and (B) unless at such date more than 50% of the aggregate outstanding Common Shares and Limited Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

                 (iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Shares may be deposited pursuant to such Take-over Bid at any time during the period described in Clause 1.1(nn)(ii) and that any Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

                 (iv) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause 1.1(nn)(ii)(B) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Shares for not less than 10 Business Days from the date of such public announcement;

         (oo) "PERMITTED BID ACQUISITION" means share acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid;

         (pp) "PERSON" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and the Crown, municipalities or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada, the United States of America or elsewhere;

         (qq) "PRESCRIBED PERCENTAGE" means (i) in respect of the Common Shares, ten (10%) per cent of the aggregate outstanding Common Shares or such higher percentage amount as may be determined by the corporation from time to time pursuant to section 5.4(a) not to exceed twenty (20%) per cent of the aggregate outstanding common shares, or (ii) in respect of the Common Shares and the Limited Voting Shares together, [TWENTY (20%)] per cent of the aggregate outstanding Common Shares and Limited Voting Shares.

         (rr) "PRO RATA ACQUISITION" means an acquisition of Common Shares or Limited Voting Shares by a Person pursuant to: (i) a Dividend Reinvestment Acquisition; (ii) a Dividend Reinvestment Plan; or (iii) the receipt and/or exercise of rights issued by the Corporation to all the holders of a class of Shares to subscribe for or purchase Shares, provided that such rights are acquired directly from the Corporation as part of a rights offering and not from any other Person and provided that the Person does not thereby Beneficially own a greater percentage of Shares after such rights offering than the Person's percentage of Shares Beneficially owned immediately prior to such receipt or exercise; or (iv) a distribution by the Corporation of a class of Shares, or securities convertible into or exchangeable for a class of Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Corporation, provided that the Person does not thereby acquire a greater percentage of such class of Shares, or securities convertible or exchangeable for Shares of that class, than the Person's percentage of that class of Shares Beneficially owned immediately prior to such acquisition;

         (ss) "REDEMPTION PRICE" has the meaning set forth in Subsection 5.1(c) of this Agreement;

         (tt) "RIGHT" means a Common Share Right or a Limited Voting Share Right, as the case may be;

         (uu) "RIGHTS AGENT" means CIBC Mellon Trust Company, a trust company existing under the laws of Canada or any successor Rights Agent appointed pursuant to Section 4.4;

         (vv) "RIGHTS CERTIFICATE" means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

         (ww) "RIGHTS HOLDERS' SPECIAL MEETING" means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

         (xx) "RIGHTS REGISTER" and "RIGHTS REGISTRAR" have the meanings ascribed thereto in Subsection 2.6(a);

         (yy) "SECURITIES ACT (ONTARIO)" means the SECURITIES ACT, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

         (zz) "SEPARATION TIME" means the close of business on the tenth Trading Day after the earlier of:

                  (i)      the Stock Acquisition Date;

                  (ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may
                           be); and

                  (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such,

                  or such later date as may be determined by the Board of Directors (including a date to be determined at a later time), provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made;

         (aaa) "SHARES" means any of the Common Shares and/or the Limited Voting Shares.

         (bbb) "SPECIAL MEETING" means a special meeting of the holders of Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b);

         (ccc) "STOCK ACQUISITION DATE" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the SECURITIES ACT (Ontario) or Section 13(d) of the U.S. EXCHANGE ACT) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

         (ddd) "SUBSIDIARY" - a corporation is a Subsidiary of another corporation if:

                  (i)      it is controlled by:

                           (A)      that other, or

                           (B) that other and one or more corporations each of which is controlled by that other, or

                           (C) two or more corporations each of which is controlled by that other, or

                  (ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

         (eee) "TAKE-OVER BID" means an Offer to Acquire Shares or securities convertible into Shares if, assuming that the Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Shares (including Shares that may be acquired upon conversion of securities convertible into Shares) together with the Offeror's Securities constitute in the aggregate either the Prescribed Percentage or more of the Common Shares then outstanding or the Prescribed Percentage or more of the aggregate Common Shares and Limited Voting Shares then outstanding at the date of the Offer to Acquire;

         (fff) "TRADING DAY", when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange or quotation system, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading or through which they are quoted is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

         (ggg)    "U.S. - CANADIAN EXCHANGE RATE" means, on any date:

                  (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

                  (ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

         (hhh) "U.S. EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

         (iii) "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

1.2      CURRENCY

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3      HEADINGS

The division of this Agreement into articles, sections, subsections, clauses, paragraphs, subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4      ACTING JOINTLY OR IN CONCERT

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, acquires or offers to acquire Shares (other than (A) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to (i) a public offering or (ii) private placement of securities or (B) pledges of securities in the ordinary course of business).

1.5      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.6      BOARD OF DIRECTORS

Until the earlier of (i) such time as the holders of the Limited Voting Shares are entitled to nominate fewer than four directors; and (ii) December 31, 2004, any reference herein to action by the Board of Directors, including waivers, determinations, decisions, agreements and opinions, shall be approved by not less than seven directors (including at least four directors elected or appointed by the holders of Common Shares) of the Corporation by a vote at a meeting of the directors or by resolution in writing signed by all directors or by counterparts of such resolution signed by all directors entitled to vote on that resolution at a meeting of directors.

                                   ARTICLE 2
                          RIGHTS, TERMS AND CONDITIONS

2.1      LEGEND ON SHARE CERTIFICATES FOR COMMON SHARES AND LIMITED VOTING
         SHARES

         (a) Certificates for Shares that are issued at and after the Effective Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence one Common Share Right for each Common Share represented thereby or one Limited Voting Share Right for each Limited Voting Share represented thereby as the case may be and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                           Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated as of o, 2002 (the "Shareholder Rights Plan Agreement"), between [NEW PUBLICCO] (the "Corporation") and CIBC Mellon Trust Company, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.


2.2      INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS

         (a) Subject to adjustment as herein set forth, from and after the Separation Time and prior to the Expiration Time:

                  (i) each Common Share Right will entitle the holder thereof to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below); and

                  (ii) each Limited Voting Share Right will entitle the holder thereof to purchase one Limited Voting Share for the Exercise Price (with the Exercise Price and number of Limited Voting Shares being subject to adjustment as set forth below).

                  Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

         (b)      Until the Separation Time,

                  (i) the Rights shall not be exercisable and no Right may be exercised; and

                  (ii) each Right will be evidenced by the certificate for the associated Common Share or Limited Voting Share, as the case may be, registered in the name

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                                      -18-



                           of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share or Limited Voting Share, as the case may be.

         (c)      From and after the Separation Time and prior to the Expiration
                  Time:

                  (i)      the Rights shall be exercisable; and

                  (ii) the registration and transfer of Rights shall be separate from and independent of Common Shares or Limited Voting Shares, as the case may be.

         Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares and Limited Voting Shares, as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of subsection 3.1(b) hereof and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

         (x) a Rights Certificate in substantially the form set out in Attachment 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

         (y)      a disclosure statement describing the Rights,

         provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares and Limited Voting Shares held of record by it which are not Beneficially owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares or Limited Voting Shares which are Beneficially owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

         (d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

                 (i)      the Rights Certificate evidencing such Rights;

                  (ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

                  (iii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or Limited Voting Shares, as the case may be, in a name other than that of the holder of the Rights being exercised.

         (e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

                  (i) requisition from the transfer agent certificates representing the number of such Common Shares or Limited Voting Shares, as the case may be, to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

                  (ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares or Limited Voting Shares, as the case may be;

                  (iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

                  (iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificates; and

                  (v) tender to the Corporation all payments received on the exercise of the Rights.

         (f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

         (g)      The Corporation covenants and agrees that it will:

                  (i) take all such action as may be necessary and within its power to ensure that all Common Shares or Limited Voting Shares, as the case may be, delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares or Limited Voting Shares, as the case may be, (subject to payment of the Exercise Price) be duly authorized, validly issued and fully paid and non-assessable;

                  (ii) take all such action as may be necessary and within its power to comply with the requirements of the CBCA, the SECURITIES ACT (Ontario), the U.S. SECURITIES ACT, the U.S. EXCHANGE ACT and the securities laws or comparable legislation of each of the Provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares or Limited Voting Shares, as the case may be, upon exercise of Rights;

                  (iii) use reasonable efforts to cause all Common Shares or Limited Voting Shares, as the case may be, issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares or Limited Voting Shares, as the case may be, were traded immediately prior to the Stock Acquisition Date;

                  (iv) cause to be reserved out of its authorized and unissued Common Shares or Limited Voting Shares the number of Common Shares or Limited Voting Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

                  (v) pay when due and payable, if applicable, any and all Canadian and United States federal, Provincial, State and municipal transfer taxes and similar governmental charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares or Limited Voting Shares, as the case may be, to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or similar governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or Limited Voting Shares, as the case may be, in a name other than that of the holder of the Rights being transferred or exercised; and

         (vi)              after the Separation Time, except as permitted by
                           Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

         (h) CLASSES OF SHARES. Subject to Sections 2.3 and 3.1(a), a Right issued to a holder of a Common Share shall represent the right to acquire one (1) Common Share per Common Share held and a Right issued to a holder of a Limited Voting Share shall represent the right to acquire one (1) Limited Voting Share per Limited Voting Share held and, at the Separation Time, Rights Certificates distributed shall indicate the Shares that they represent the right to acquire. In the event that a Share is purchased for cancellation prior to the Separation Time, its accompanying Right shall be deemed to have been purchased for cancellation. In the event that a Limited Voting Share or Common Share is converted prior to the Separation Time into a Common Share or Limited Voting Share, respectively, the Right evidenced thereby shall be converted as the result of such conversion into a Right in respect of a Common Share or Limited Voting Share, as the case may be.

2.3      ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS

The Exercise Price, the number of Common Shares, Limited Voting Shares or other and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

         (a) In the event the Corporation shall at any time after the Effective Time and prior to the Expiration Time:

                  (i) declare or pay a dividend on Common Shares or Limited Voting Shares payable in Common Shares or Limited Voting Shares, as the case may be, (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares, Limited Voting Shares, or other securities of the Corporation) other than pursuant to any Dividend Reinvestment Plan;

                  (ii) subdivide or change the then outstanding Common Shares or Limited Voting Shares into a greater number of Common Shares or Limited Voting Shares, as the case may be;

                  (iii) consolidate or change the then outstanding Common Shares or Limited Voting Shares into a smaller number of Common Shares or Limited Voting Shares, as the case may be; or

                  (iv) issue any Common Shares or Limited Voting Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares, Limited Voting Shares, or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares or Limited Voting Shares, as the case may be, except (A) upon conversion of a Common Share or Limited Voting Share in accordance with the Articles of Incorporation of the Corporation; (B) upon acquisition of a Common Share pursuant to the Acquisition Rights Agreement; or (C) as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this
                  Section 2.3 and subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under subsection 3.1(a).

                  If the Exercise Price and number of Rights outstanding are to be adjusted:

                  (x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares or Limited Voting Shares, as the case may be, (or other capital stock) (the "Expansion Factor") that a holder of one Common Share or one Limited Voting Share, as the case may be, immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

                  (y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

                  and the adjusted number of Rights will be deemed to be distributed among the Common Shares or Limited Voting Shares, as the case may be, with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share or Limited Voting Share, as the case may be (or other capital stock), will have exactly one Right associated with it.

                  For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

                  If, after the Effective Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares or Limited Voting Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares or Limited Voting Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

                  In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time issue any Common Shares or Limited Voting Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share or Limited Voting Share so issued shall automatically have one new Right associated with it, which Right shall be subject to adjustment as set forth herein and shall be evidenced by the certificate representing such associated Common Share or Limited Voting Share, as the case may be.

         (b) In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares or Limited Voting Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares or Limited Voting Shares, as the case may be (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or Limited Voting Shares, as the case may be) at a price per Common Share or Limited Voting Share, as the case may be (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares or Limited Voting Shares, as the case may be, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share or Limited Voting Share, as the case may be, on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

                  (i) the numerator of which shall be the number of Common Shares or Limited Voting Shares, as the case may be, outstanding on such record date, plus the number of Common Shares or Limited Voting Shares, as the case may be, that the aggregate offering price of the total number of Common Shares or Limited Voting Shares, as the case may be, so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share or Limited Voting Share, as the case may be; and

                 (ii) the denominator of which shall be the number of Common Shares or Limited Voting Shares, as the case may be, outstanding on such record date, plus the number of additional Common Shares or Limited Voting Shares, as the case may be, to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

                  In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares or Limited Voting Shares, as the case may be (or securities convertible into, or exchangeable or exercisable for Common Shares or Limited

                  Voting Shares, as the case may be) actually issued upon the exercise of such rights, options or warrants, as the case may be.

                  For purposes of this Agreement, the granting of the right to purchase Common Shares or Limited Voting Shares, (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares or Limited Voting Shares, as the case may be, is at a price per share of not less than 95 percent of the current market price per share (determined as provided in such plans) of the Common Shares or Limited Voting Shares, as the case may be.

         (c) In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares and Limited Voting Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares or Limited Voting Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

                  (i) the numerator of which shall be the Market Price per Common Share or Limited Voting Share, as the case may be, on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

                  (ii) the denominator of which shall be such Market Price per Common Share or Limited Voting Share, as the case may be.

                  Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

         (d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1 percent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection

                  2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

                  (i) three years from the date of the transaction which gives rise to such adjustment; or

                  (ii)     the Expiration Date.

         (e) In the event the Corporation shall at any time after the Effective Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares or Limited Voting Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Clauses 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and
                  (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors shall determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Shares or the Rights as set forth in Subsection 5.4(b) or (c), and the Corporation and the Rights Agent shall have authority upon receiving such prior consent of the holders of the Shares to amend this Agreement as appropriate to provide for such adjustments.

         (f) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares or Limited Voting Shares, as the case may be, purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

         (g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares or Limited Voting Shares, as the case may be, issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share or Limited Voting Share, as the case may be, and the number of Common Shares or Limited Voting Shares, as the case may be, which were expressed in the initial Rights Certificates issued hereunder.

         (h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares, Limited Voting Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares, Limited Voting Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

         (i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable, in order that any:

                  (i) consolidation or subdivision of Common Shares or Limited Voting Shares;

                  (ii) issuance (wholly or in part for cash) of Common Shares or Limited Voting Shares or securities that by their terms are convertible into or exchangeable for Common Shares or Limited Voting Shares;

                  (iii)    stock dividends; or

                  (iv) issuance of rights, options or warrants referred to in this Section 2.3,

                  hereafter made by the Corporation to holders of its Common Shares or Limited Voting Shares shall be effected in a manner that minimizes adverse tax consequences to such shareholders.

         (j) If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares or Limited Voting Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares and Limited Voting Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares and Limited Voting Shares shall apply on like terms to any such other securities.

         (k) Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Corporation shall promptly:

                  (i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

                  (ii) file with the Rights Agent and with each transfer agent for the Common Shares or Limited Voting Shares, as the case may be, a copy of such certificate; and

                  (iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

                  Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

         (l) Notwithstanding any provision of this Agreement, no transaction contemplated by this Section 2.3 shall result in Rights becoming exercisable for property that is not a qualified investment as that term is used in Regulation 4900(1)(e) of the INCOME TAX ACT (Canada) unless the Board of Directors determines otherwise and if the Board of Directors does not so determine then the Exercise Price and property for which the Rights become exercisable shall be adjusted, if necessary such that the value of the property immediately following such event for which such Right is exercisable is equivalent (as determined by the Board of Directors whose determination shall be conclusive and binding) to the value of property for which the Rights would have otherwise been exercisable but for the foregoing and the Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to comply with the foregoing restriction.

2.4      DATE ON WHICH EXERCISE IS EFFECTIVE

Each Person in whose name any certificate for Common Shares, Limited Voting Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares, Limited Voting Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the applicable transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which such transfer books of the Corporation are open.

2.5      EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES

         (a) The Rights Certificates shall be executed on behalf of the Corporation by its Chairman of the Board, President or any Executive or Senior Vice President or any Vice President and by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

         (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights

                  Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

         (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6      REGISTRATION, TRANSFER AND EXCHANGE

         (a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

                  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

                  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

           (b) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

         (c) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7      MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES

         (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

         (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

                  (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

                  (ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

                  then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a BONA FIDE purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

         (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

         (d)      Every new Rights Certificate issued pursuant to this Section
                  2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8      PERSONS DEEMED OWNERS OF RIGHTS

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share or Limited Voting Share certificate, as the case may be) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share or Limited Voting Share, as the case may be).

2.9      DELIVERY AND CANCELLATION OF CERTIFICATES

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.10     AGREEMENT OF RIGHTS HOLDERS

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

         (a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

         (b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share or Limited Voting Share certificate, as the case may be, representing such Right;

         (c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

         (d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share or Limited Voting Share certificate, as the case may be) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share or Limited Voting Share certificate, as the case may be) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share or Limited Voting Share certificate, as the case may be, made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

         (e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

         (f) that without the approval of any holder of Rights or Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the penultimate paragraph of Subsection 2.3(a); and

         (g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11     RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share, Limited Voting Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares, Limited Voting Shares, or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares, Limited Voting Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares, Limited Voting Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

                                   ARTICLE 3
         ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1      FLIP-IN EVENT

         (a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares or Limited Voting Shares, as the case may be, having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred);

         (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

                  (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

                  (ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

           (c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the CBCA, the SECURITIES ACT (Ontario), the U.S. SECURITIES ACT, the U.S. EXCHANGE ACT and the securities laws or comparable legislation in each of the Provinces of Canada and each of the States of the United States in respect of the issue of Common Shares or Limited Voting Shares, as the case may be, upon the exercise of Rights in accordance with this Agreement.

         (d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

                           The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.

                           This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.

                  Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

                                   ARTICLE 4
                                THE RIGHTS AGENT

4.1      GENERAL

         (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

         (b) The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable fees and expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably).

         (c) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Limited Voting Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

                  The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2      MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT

         (a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

         (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3      DUTIES OF RIGHTS AGENT

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares, Limited Voting Shares and Rights Certificates, by their acceptance thereof, shall be bound:

         (a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

         (b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

         (c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

         (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, Limited Voting Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

         (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share, Limited Voting Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares or Limited Voting Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares or Limited Voting Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

         (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the

                  Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

         (g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Executive or Senior Vice President or any other Vice President, Treasurer, Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

         (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Limited Voting Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

         (i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4      CHANGE OF RIGHTS AGENT

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares and Limited Voting Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares and Limited Voting Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent (at the Corporation's expense) or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a Province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and Limited Voting Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.10. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

                                   ARTICLE 5
                                  MISCELLANEOUS

5.1      REDEMPTION AND WAIVER

         (a)      The Board of Directors shall waive the application of
                  Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial ownership of Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

         (b) The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of take-over bid circular to all holders of record of Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Board of Directors shall be deemed to have waived the application of
                  Section 3.1 to any other Flip-in Event occurring by reason of any Take-Over Bid which is made by means of a Take-Over Bid circular to all holders of record of Shares prior to the expiry of any Take-Over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Subsection 5.1(b).

         (c)      In the event that prior to the occurrence of a Flip-in
                  Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), outstanding Shares, then the Board of Directors shall, immediately upon the consummation of and acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in
                  Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

         (d) The Board of Directors may, with the prior approval of the holders of Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

         (e) The Board of Directors may, prior to the close of business on the tenth trading day following a stock acquisition date or such later business day as they may from time to time determine, upon prior written notice delivered to the rights agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the acquiring person has reduced its beneficial ownership of shares (or has entered into a contractual arrangement with the corporation, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such person is no longer an acquiring person. In the event of such a waiver becoming effective prior to the separation time, for the purposes of this agreement, such Flip-in Event shall be deemed not to have occurred.

         (f)      Where a Take-over Bid that is not a Permitted Bid
                  Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares or Limited Voting Shares, as the case may be, as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares or Limited Voting Shares, as the case may be.

         (g) If the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsections 5.1(d) or (f) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

         (h) Within 10 calendar days after the Board of Directors is deemed under Subsection 5.1(c) to have elected or elects under Subsection 5.1(d) or (f) to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

         (i) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this subsection 5.1.

5.2      EXPIRATION

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3      ISSUANCE OF NEW RIGHTS CERTIFICATES

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4      SUPPLEMENTS AND AMENDMENTS

         (a) The Corporation may make any amendments to this Agreement to (i) correct any clerical or typographical error or which are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder or (ii) set the percentage of outstanding common shares for the purposes of the definition of "prescribed percentage" to a percentage amount not to exceed twenty (20%) per cent of the aggregate outstanding common shares. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of ARTICLE 4 except with the written concurrence of the Rights Agent to such supplement or amendment, provided that no written concurrence of the Rights Agent shall be required in respect of any amendment pursuant to Section 5.4(a)(ii).

         (b) Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the

                  Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of each class of Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of each class of Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Shares Beneficially owned by such Person), represented in person or by proxy at the Special Meeting.

         (c) The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of ARTICLE 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied MUTATIS MUTANDIS. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Common Share Rights and Limited Voting Share Rights, each voting separately as a class, other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b), represented in person or by proxy at the Rights Holders' Special Meeting.

         (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Common Share Rights and Limited Voting Share Rights, each voting separately as a class, present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the CBCA with respect to the meetings of holders of Common Shares.

         (e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:

                  (i) if made before the Separation Time, be submitted to the holders of Shares at the next meeting of shareholders and the holders of Shares may, by the majority referred to in Subsection 5.4(b) confirm or reject such amendment;

                  (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

                  Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

         (f) The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this Section 5.4 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

5.5      FRACTIONAL RIGHTS AND FRACTIONAL SHARES

         (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Corporation shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

         (b) The Corporation shall not be required to issue fractions of Common Shares or Limited Voting Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares or Limited Voting Shares. In lieu of issuing fractional Common Shares or Limited Voting Shares, the Corporation shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share or Limited Voting Share, as the case may be, that the fraction of a Common Share or Limited Voting Share, as the case may be, that would otherwise be issuable upon the exercise of such Right is of one whole Common Share or Limited Voting Share, as the case may be, at the date of such exercise.

         (c) The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights of Common Shares or Limited Voting Shares pursuant to paragraph (a) or (b) above, respectively, unless and until the Corporation shall have provide to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares or Limited Voting Shares, as the case may be.

5.6      RIGHTS OF ACTION

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7      REGULATORY APPROVALS

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of The Toronto Stock Exchange and The NASDAQ Stock Market shall be obtained, such as approvals relating to the issuance of Common Shares or Limited Voting Shares, as the case may be, upon the exercise of Rights under Subsection 2.2(d).

5.8      DECLARATION AS TO NON-CANADIAN HOLDERS

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9      WITHHOLDING RIGHTS

The Corporation and the Rights Agent shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any holder of Rights or to any Person on behalf of any such holder such amounts as the Corporation or Rights Agent is (i) required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada), the INTERNAL REVENUE CODE OF 1986 (US) or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) entitled to withhold under section 116 of the INCOME TAX ACT (Canada) or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Rights in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder of Rights exceeds the cash portion of the distribution or consideration otherwise payable to the holder, the Corporation and Rights Agent are hereby authorized to sell or otherwise dispose of such portion of the distribution or consideration as is necessary to provide sufficient funds to the Corporation or Rights Agent to enable them to comply with such deduction or withholding requirement or entitlement and the Corporation or Rights Agent shall notify the holder of Rights thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.10     NOTICES

         (a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

                  [NEW PUBLICCO]
                  [200 WELLINGTON STREET WEST
                  TORONTO, ONTARIO
                  M5V 3G2]

                  Attention:        Corporate Secretary

                  Telecopy No.: (416)

         (b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

                  CIBC Mellon Trust Company

                  PO Box 1
                  320 Bay Street
                  Toronto, Ontario
                  M5H 4A6

                  Attention:        Vice President, Client Services

                  Telecopy No.: (416) 643-5570

         (c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares or Limited Voting Shares, as the case may be. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

         (d) Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.11     COSTS OF ENFORCEMENT

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.12     SUCCESSORS

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.13     BENEFITS OF THIS AGREEMENT

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.14     GOVERNING LAW

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15     SEVERABILITY

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.16     EFFECTIVE TIME

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time. In the event that this Agreement is not confirmed by a majority of the votes cast by holders of Shares who vote in respect of confirmation of this Agreement (other than any holder who does not qualify as an Independent Shareholder, with respect to all Shares Beneficially owned by such Person) at the annual meeting of the Corporation's shareholders in 2005, then this Agreement and all outstanding Rights shall terminate and shall be void and of no further force and effect from the close of business on the date immediately following such annual meeting, provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to subsection 5.1(a) or (b) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17     DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18     TIME OF THE ESSENCE

Time shall be of the essence in this Agreement.

5.19     EXECUTION IN COUNTERPARTS

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Shareholders Rights Plan Agreement to be duly executed as of the date first above written.

                                         [NEW PUBLICCO]

                                         By: _________________________________

                                         [CIBC MELLON TRUST COMPANY]

                                         By: _________________________________


                                         And By: _____________________________

                                  ATTACHMENT 1

                                  [NEW PUBLICCO]

                        SHAREHOLDER RIGHTS PLAN AGREEMENT

                          [Form of Rights Certificate]

Certificate No. ________________                         Rights________________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

                               RIGHTS CERTIFICATE

This certifies that _________________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of o , 2002, as the same may be further amended or supplemented from time to time (the "Shareholder Rights Plan Agreement"), between [NEW PUBLICCO], a corporation duly incorporated under the laws of Canada, and CIBC Mellon Trust Company, a trust company existing under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from [NEW PUBLICCO] at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid [COMMON SHARE/LIMITED VOTING SHARE] of [NEW PUBLICCO] (a "Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver, Toronto and Montreal. The Exercise Price shall initially be $ o (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, [NEW PUBLICCO] and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of [NEW PUBLICCO].

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of [NEW PUBLICCO] or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of [NEW PUBLICCO] and its corporate seal.

Date: ________________________________

[NEW PUBLICCO]

By: __________________________________

Countersigned:

CIBC MELLON TRUST COMPANY

By: __________________________________
      Authorized Signature

                               FORM OF ASSIGNMENT

       (To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _______________________________________ hereby sells, assigns and transfers unto______________________________________________________________
________________________________________________________________________________
                 (Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint , _________________________________________________________, as attorney, to transfer the within Rights on the books of [NEW PUBLICCO], with full power of substitution.

Dated: __________________          _____________________________________________
                                   Signature

Signature Guaranteed:             (Signature must correspond to name as written
                                  upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a major Canadian trust company, a Schedule I Canadian chartered bank, or a member of a recognized Medallion Guarantee Program.

                                   CERTIFICATE

                           (To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights, Common Shares and Limited Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.




                                    ____________________________________________
                                    Signature







                  (To be attached to each Rights Certificate.)

                          FORM OF ELECTION TO EXERCISE

(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:  [NEW PUBLICCO] and CIBC Mellon Trust Company

The undersigned hereby irrevocably elects to exercise __________________________ ________________________________________whole Rights represented by the attached
Rights Certificate to purchase the [COMMON SHARES/LIMITED VOTING SHARES] or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:


________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance, Social Security or other taxpayer identification number.

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:


________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance, Social Security or other taxpayer identification number.

Dated: _______________________           _______________________________________
                                         Signature

Signature Guaranteed:              (Signature must correspond to name as written
                                   upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.

                                   CERTIFICATE

                           (To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights, Common Shares and Limited Voting Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.


                                    ____________________________________________
                                    Signature





                  (To be attached to each Rights Certificate.)



                                     NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, [NEW PUBLICCO] will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

                                   SCHEDULE E
                          ACQUISITION RIGHTS AGREEMENT

                          ACQUISITION RIGHTS AGREEMENT



                                   DATED AS OF

                                      o  , 2003





                                     BETWEEN

                                [NEW AT&T CANADA]

                                       AND

                           [CIBC MELLON TRUST COMPANY]

                                 AS RIGHTS AGENT

                                TABLE OF CONTENTS

                                                                          Page #

ARTICLE 1
         INTERPRETATION........................................................1
         1.1      Certain Definitions..........................................1
         1.2      Currency.....................................................7
         1.3      Headings.....................................................7
         1.4      Acting Jointly or in Concert.................................7
         1.5      Generally Accepted Accounting Principles.....................7

ARTICLE 2
         RIGHTS, TERMS AND CONDITIONS..........................................8
         2.1      Legend on Share Certificates for Limited Voting Shares.......8
         2.2      Exercise of Rights...........................................8
         2.3      Adjustments to Number of Rights.............................11
         2.4      Date on Which Exercise Is Effective.........................11
         2.5      Agreement of Acquisition Rights Holders.....................12

ARTICLE 3
         THE RIGHTS AGENT.....................................................13
         3.1      General.....................................................13
         3.2      Merger, Amalgamation or Consolidation or Change of Name
                  of Rights Agent.............................................13
         3.3      Duties of Rights Agent......................................14
         3.4      Change of Rights Agent......................................15

ARTICLE 4
         MISCELLANEOUS........................................................16
         4.1      Redemption..................................................16
         4.2      Expiration..................................................16
         4.3      Supplements and Amendments..................................17
         4.4      Fractional Rights and Fractional Shares.....................18
         4.5      Rights of Action............................................18
         4.6      Regulatory Approvals........................................18
         4.7      Declaration as to Non-Canadian Holders......................18
         4.8      Withholding Rights..........................................19
         4.9      Notices.....................................................19
         4.9      Costs of Enforcement........................................20
         4.10     Successors..................................................20
         4.11     Benefits of this Agreement..................................20
         4.12     Governing Law...............................................21
         4.13     Severability................................................21
         4.14     Effective Time..............................................21
         4.15     Determinations and Actions by the Board of Directors........21
         4.16     Time of the Essence.........................................21
         4.17     Execution in Counterparts...................................21

SCHEDULE A FORM OF CANADIAN RESIDENCY DECLARATION

SCHEDULE B FORM OF ELECTION TO EXERCISE

                          ACQUISITION RIGHTS AGREEMENT

         MEMORANDUM OF AGREEMENT dated as of o, 2003 between [NEW AT&T CANADA]. (the "Corporation"), a corporation incorporated under the laws of Canada, and CIBC Mellon Trust Company, a trust company existing under the laws of Canada (the "Acquisition Rights Agent");

         WHEREAS the board of directors of the Corporation has determined that it is in the best interests of the Corporation to permit holders of Limited Voting Shares of the Corporation who are Canadian residents and who provide a Declaration of Residency (as hereinafter defined) to acquire Common Shares of the Corporation in exchange for their Limited Voting Shares, pursuant to the terms and subject to the conditions set forth herein;

         AND WHEREAS in order to implement the adoption of the acquisition rights plan as established by this Agreement, the board of directors of the Corporation authorized, effective at the Effective Time, the issuance of one right to acquire a Common Share (as hereinafter defined) in respect of each Limited Voting Share (as hereinafter defined) issued at or after the Effective Time and prior to the Expiration Time;

         AND WHEREAS each Acquisition Right (as hereinafter defined) together with one Limited Voting Share will entitle the holder thereof at any time, to acquire one Common Share pursuant to the terms and subject to the conditions set forth herein;

         AND WHEREAS the Corporation wishes to appoint the Rights Agent to act on behalf of the Corporation and the holders of Acquisition Rights, and the Rights Agent is willing to so act;

         AND WHEREAS the initial shareholders of the Corporation approved the adoption of this Agreement at the Meeting through approval of a Consolidated Plan of Arrangement and Reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CANADA BUSINESS CORPORATIONS ACT;

         NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows.

                                   ARTICLE 1
                                 INTERPRETATION

1.1      CERTAIN DEFINITIONS

For purposes of this Agreement, the following terms have the meanings indicated:

         (a) "ACQUISITION RIGHT" means a right to acquire a Common Share (without payment of any cash consideration) upon the terms and subject to the conditions set forth in this Agreement;

         (b) "AFFILIATE", when used to indicate a relationship with a specified corporation, shall mean a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is a corporation controlled by, or is under common control with, such a specified corporation.

         (c) "AGREEMENT" means this acquisition rights agreement dated as of o, 2003 between the Corporation and the Rights Agent, as the same may be further amended and/or supplemented from time to time; and "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

         (d) "ASSOCIATE" means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person, or a relative of that Person who has the same residence as that Person;

         (e) A Person shall be deemed the "BENEFICIAL OWNER" of, and to have "BENEFICIAL OWNERSHIP" of, and to "BENEFICIALLY OWN",

                  (i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

                  (ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (whether or not on condition of the happening of any contingency or the making of any payment) pursuant to (A) any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or (B) upon the exercise of any conversion right, exchange right, share purchase right (other than the Acquisition Rights), warrant or option; and

                  (iii) any securities that are Beneficially owned within the meaning of Clauses 1.1(e)(i) or (ii) by any other Person with whom such Person is acting jointly or in concert;

                  provided, however, that a Person shall not be deemed the "Beneficial owner" of, or to have "Beneficial ownership" of, or to "Beneficially own", any security:

                           (A) because such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(e)(iii) holds such security provided that,

                                    (1)      the ordinary business of any
                                             such Person (the "Investment
                                             Manager") includes the
                                             management of investment funds
                                             for others (which others, for
                                             greater certainty, may include
                                             or be limited to one or more
                                             employee benefit plans or
                                             pension plans) and such
                                             security is held by the
                                             Investment Manager in the
                                             ordinary course of such
                                             business in the performance of
                                             such Investment Manager's
                                             duties for the account of any
                                             other Person (a "Client"),
                                             including non-discretionary
                                             accounts held on behalf of a
                                             Client by a dealer or broker
                                             registered under applicable law;

                                    (2)      such Person (the "Trust Company")
                                             is licensed to carry on the
                                             business of a trust company under
                                             applicable laws and, as such, acts
                                             as trustee or administrator or in a
                                             similar capacity in relation to the
                                             estates of deceased or incompetent
                                             Persons (each an "Estate Account")
                                             or in relation to other accounts
                                             (each an "Other Account") and holds
                                             such security in the ordinary
                                             course of such duties for such
                                             Estate Accounts or for such Other
                                             Accounts;

                                    (3)      such Person is established by
                                             statute for purposes that include,
                                             and the ordinary business or
                                             activity of such Person (the
                                             "Statutory Body") includes, the
                                             management of investment funds for
                                             employee benefit plans, pension
                                             plans, insurance plans or various
                                             public bodies;

                                    (4)      such Person (the "Administrator")
                                             is the administrator or trustee of
                                             one or more pension funds, plans or
                                             related trusts (a "Plan")
                                             registered or qualified under the
                                             laws of Canada or any Province
                                             thereof or the laws of the United
                                             States of America or any State
                                             thereof or is a Plan; or

                                    (5)      such Person is a Crown agent or
                                             agency;

                                    provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, (i) is not then exercising or threatening to exercise control, (ii) is not then making a take-over bid, (iii) is not then proposing, in respect of the Corporation, an amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation, (iv) is not then soliciting or threatening to solicit any proxies in respect of any meeting of the shareholders of the Corporation (or encouraging any other Person to do so), (v) has not submitted to the Corporation any notice pursuant to subsection 137(1) of the CBCA, (vi) has not requisitioned a meeting of the shareholders of the Corporation pursuant to section 143 of the CBCA (or participated in any way in the making of such a requisition) and (vii) has not then announced an intention to do, undertake or initiate any of the foregoing, or make a take-over bid or a proposal, in respect of the Corporation, for any amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation;

                           (B) because such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a

                                    Plan with the same Administrator as another
                                    Plan on whose account the Administrator
                                    holds such security;

                           (C) where such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

                           (D) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary.

                  For purposes of this Agreement, the percentage of the outstanding Common Shares Beneficially owned by any Person shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the sum of the number of Common Shares Beneficially owned by such Person and the denominator is the number of Common Shares then outstanding. Where any Person is deemed to Beneficially own unissued Common Shares, such Common Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Common Shares Beneficially owned by such Person, provided that, in calculating whether a Person beneficially owns the Prescribed Percentage or more of the Common Shares, such Person shall be deemed not to Beneficially own Common Shares issuable upon conversion of Limited Voting Shares Beneficially owned by such Person or upon the exercise of unexercised Acquisition Rights.

         (f) "BOARD OF DIRECTORS" means the board of directors of the Corporation or any duly constituted and empowered committee thereof;

         (g) "BUSINESS DAY" means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto are authorized or obligated by law to close;

         (h) "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, as amended, and the regulations made thereunder, and any comparable or successor laws or regulations thereto;

         (i) "CLOSE OF BUSINESS" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Toronto of the transfer agent for the Common Shares is closed to the public;

         (j) "COMMON SHARES" means the common shares in the capital of the Corporation;

         (k) "CONTROLLED" - a corporation is "controlled" by another Person or by two or more Persons acting jointly or in concert if:

                  (i) securities entitled to vote in the election of directors carrying more than 50 percent of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

                  (ii) votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

                  and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

         (l) "CO-RIGHTS AGENTS" has the meaning ascribed thereto in Subsection 3.1(a);

         (m) "CORPORATION" means New A&T Canada, a corporation incorporated under the laws of Canada, together, where the context requires, with its Subsidiaries;

         (n) "DECLARATION OF RESIDENCY" means the Canadian Residency Declaration attached at Schedule A hereto;

         (o) "EFFECTIVE TIME" means the time at which this Agreement is to be effective pursuant to Section 5.8(d) of the consolidated plan of arrangement and reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CBCA;

         (p) "ELECTION TO EXERCISE" has the meaning ascribed thereto in Subsection 2.2(c)(i);

         (q) "EXPIRATION TIME" means the close of business on December 31, 2004;

         (r) "LIMITED VOTING SHARE CONDITIONS" means the rights, privileges, restrictions and conditions attaching to the Limited Voting Shares;

         (s) "LIMITED VOTING SHARES" means the Limited Voting Shares in the capital of the Corporation;

         (t) "MEETING" means the meeting of the creditors of AT&T Canada Inc. and its applicable subsidiaries called for the purpose of approving the Consolidated Plan of Arrangement and Reorganization under the COMPANIES' CREDITORS ARRANGEMENT ACT and the CBCA, which contemplates the issuance of Acquisition Rights pursuant to this Agreement, and held on o , 2003, which creditors will hold approximately 100% of the equity of the Corporation at the Effective Time;

         (u) "PERSON" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and the Crown, municipalities or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada, the United States of America or elsewhere;

         (v) "PRESCRIBED PERCENTAGE" has the meaning set forth in subsection 2.2(g);

         (w) "REDEMPTION EVENT" means the redemption of the Limited Voting Shares by the Corporation or the exchange of all of the outstanding Limited Voting Shares for another class of securities of the Corporation or securities of another Person;

         (x)      "REDEMPTION PRICE" has the meaning set forth in subsection
                  4.1(a);

         (y) "RIGHTS AGENT" means CIBC Mellon Trust Company, a trust company existing under the laws of Canada and located at P.O. Box 1, 320 Bay Street, Toronto, Ontario M5H 4A6 or any successor Rights Agent appointed pursuant to Section 3.4;

         (z) "SECURITIES ACT (ONTARIO)" means the SECURITIES ACT, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

         (aa) "SPECIAL MEETING" means a special meeting of the holders of the Limited Voting Shares, called by the Board of Directors for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 4.3(b);

         (bb) "SUBSIDIARY" - a corporation is a Subsidiary of another corporation if:

                  (i)      it is controlled by:

                           (A)      that other, or

                           (B) that other and one or more corporations each of which is controlled by that other, or

                           (C) two or more corporations each of which is controlled by that other, or

                  (ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

         (cc) "TRADING DAY", when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

         (dd) "U.S. EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

         (ee) "U.S. SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced.

1.2      CURRENCY

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3      HEADINGS

The division of this Agreement into articles, sections, subsections, clauses, paragraphs, subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4      ACTING JOINTLY OR IN CONCERT

For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, with the first Person, (i) acquires or offers to acquire Common Shares or Limited Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business), (ii) exercises or threatens to exercise control over the Corporation, (iii) makes a take-over bid in respect of the Corporation, (iv) proposes, in respect of the Corporation, an amalgamation, merger, arrangement or sale of all or substantially all of the assets of the Corporation, (v) solicits or threatens to solicit any proxies in respect of any meeting of the shareholders of the Corporation (or encourages any other Person to do so), (vi) submits to the Corporation any notice pursuant to subsection 137(1) of the CBCA, (vii) requisitions a meeting of the shareholders of the Corporation pursuant to section 143 of the CBCA (or participates in any way in the making of such a requisition) or (viii) announces an intention to do, undertake or initiate any of the foregoing.

1.5      GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

                                   ARTICLE 2
                          RIGHTS, TERMS AND CONDITIONS

2.1      LEGEND ON SHARE CERTIFICATES FOR LIMITED VOTING SHARES

         (a) Certificates for Limited Voting Shares that are issued at or after the Effective Time shall evidence one Acquisition Right for each Limited Voting Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

                           This certificate also evidences rights of the holder described in an Acquisition Rights Agreement, dated as of o, 2003 (the "Acquisition Rights Agreement"), between [NEW AT&T CANADA] (the "Corporation") and CIBC Mellon Trust Company, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Acquisition Rights Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Acquisition Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

2.2      EXERCISE OF RIGHTS

         (a) Subject to adjustment as herein set forth, prior to the Expiration Time each Acquisition Right together with one Limited Voting Share will entitle the holder thereof to acquire one Common Share (with the number of Common Shares being subject to adjustment as set forth in Section 2.3 below).

                  Notwithstanding any other provision of this Agreement, any Acquisition Rights beneficially held by the Corporation or any of its Subsidiaries shall be void.

         (b)      Prior to the Expiration Time,

                  (i)      the Acquisition Rights shall be exercisable; and

                  (ii) each Acquisition Right will be evidenced by the certificate for the associated Limited Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Limited Voting Share.

         (c) Subject to Section 2.2(g), Acquisition Rights may be exercised, in whole or in part, on any Business Day after the Effective Time and prior to the Expiration Time by submitting to the Rights Agent at its principal office in the city of Toronto,

                  (i) an election to exercise such Acquisition Rights (an "Election to Exercise") substantially in the form attached as Schedule "B" hereto appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent;

                  (ii) a certificate representing one Limited Voting Share for each associated Acquisition Right being exercised (the "Limited Voting Share Certificate"); and

                  (iii) a Declaration of Residency substantially in the form attached as Schedule "A" hereto or such other form as is adopted by the Board of Directors to reflect any changes to the TELECOMMUNICATIONS ACT (Canada), including the regulations thereunder, appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent.

         (d) Upon receipt of a Limited Voting Share Certificate, a completed Election to Exercise executed in accordance with Clause 2.2(c)(i) and a completed Declaration of Residency executed in accordance with Clause 2.2(c)(iii) and any other documents required by the Corporation, an appropriate number of Common Shares shall be issued to the holder (or to such Person as the holder may otherwise direct in writing) and the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Acquisition Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

                  (i) requisition from the transfer agent certificates representing the number of such Common Shares so issued (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions); and

                  (ii) after receipt of the certificates referred to in Clause 2.2(d)(ii), deliver the same to or upon the order of the registered holder of such Limited Voting Shares, registered in such name or names as may be designated by such holder.

         (e) In case the holder of any Acquisition Rights shall exercise less than all the Acquisition Rights evidenced by such holder's Limited Voting Share Certificate, a new Limited Voting Share Certificate evidencing the Acquisition Rights remaining unexercised will be issued by the transfer agent to such holder or to such holder's duly authorized assigns.

         (f)      The Corporation covenants and agrees that it will:

                  (i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Acquisition Rights shall, at the time of delivery of the certificates for such Common Shares be duly authorized, validly issued and fully paid and non-assessable;

                  (ii) take all such action as may be necessary and within its power to comply with the requirements of the CBCA, the SECURITIES ACT (Ontario), the U.S. SECURITIES ACT, the U.S. EXCHANGE ACT and the securities laws or comparable legislation of each of the Provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance of any Common Shares upon exercise of Acquisition Rights;

                  (iii) use reasonable efforts to cause all Common Shares issued upon exercise of Acquisition Rights to be listed on the principal stock exchanges on which the outstanding Common Shares were traded immediately prior to the date of issuance and to be freely tradable in the ordinary course, except by Persons who are "control persons", under applicable securities laws; and

                  (iv) except as permitted by Section 4.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Acquisition Rights.

         (g) Subject to the requirements of this Section 2.2 and to Section 2.3, each Acquisition Right issued to a holder of a Limited Voting Share together with one Limited Voting Share shall represent the right to acquire one (1) Common Share, provided however that no holder of an Acquisition Right shall be issued Common Shares if and to the extent that, upon such issuance, such person would Beneficially own greater than 10% of the issued and outstanding Common Shares on the date of such issuance (the "Prescribed Percentage").

         (h) In the event that a Limited Voting Share is purchased for cancellation or converted pursuant to the Limited Voting Share Conditions, its associated Acquisition Right shall be deemed to have been purchased for cancellation at a price of $0.00001 per Acquisition Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section
                  2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred, provided that, for the purposes of this subsection 2.2(h), the conversion of a Limited Voting Share into another security of the Corporation (such other security being hereinafter referred to as a "Converted Security"), following the making of an Exclusionary Offer (as defined in the Limited Voting Share Conditions) shall be deemed not to be a conversion pursuant to the Limited Voting Share conditions if, subsequent thereto, a re-conversion of the Converted Security into a Limited Voting Share occurs pursuant to the Limited Voting Share Conditions, and such re-converted Limited Voting Share shall, upon such re-conversion, have one Acquisition Right attached thereto, as if the first conversion (of the Limited Voting Share into the Converted Security) never occurred.

2.3      ADJUSTMENTS TO NUMBER OF RIGHTS

         (a) The number of securities to be issued upon exercise of each Acquisition Right and the number of Acquisition Rights outstanding shall be adjusted from time to time such that one Acquisition Right will at all times be associated with one Limited

                  Voting Share and such Acquisition Right shall entitle the holder thereof to acquire, subject to Section 2.2 hereof, the number of Common Shares to which such holder would be entitled to receive upon conversion of one Limited Voting Share pursuant to Section o of the Limited Voting Share Conditions.

         (b) Whenever a change in the securities that may be acquired upon the exercise of Acquisition Rights is required to be made pursuant to this Section 2.3, the Corporation shall promptly:

                  (i) prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

                  (ii) file with the Rights Agent and with the transfer agent for the Limited Voting Shares, a copy of such certificate; and

                  (iii) cause notice of the particulars of such adjustment or change to be given to the holders of the Acquisition Rights.

                  Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4      DATE ON WHICH EXERCISE IS EFFECTIVE

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Acquisition Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby on, and such certificate shall be dated the date upon which the Limited Voting Share was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise and Declaration of Residency) and payment of any applicable taxes and other governmental charges payable by the exercising holder hereunder was made; provided, however, that if the date of such surrender and payment is a date upon which the applicable transfer books of the Corporation are closed, such Person shall be deemed to have become the registered holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which such transfer books of the Corporation are open.

2.5      AGREEMENT OF ACQUISITION RIGHTS HOLDERS

Every holder of Acquisition Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Acquisition Rights:

         (a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Acquisition Rights held;

         (b) each Acquisition Right will be transferable only together with, and will be transferred by a transfer of, the associated Limited Voting Share to which such Acquisition Right is attached;

         (c) that prior to due presentment of a Limited Voting Share certificate for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Limited Voting Share certificate is registered as the absolute owner thereof and of the Acquisition Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Limited Voting Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

         (d) that such holder of Limited Voting Shares has waived his right to receive any fractional shares or other securities upon exercise of an Acquisition Right (except as provided herein);

         (e) that without the approval of any holder of Limited Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time pursuant to Subsection 4.3(a) and Subsection 2.3(a); and

         (f) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of an Acquisition Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.6      HOLDER OF ACQUISITION RIGHTS NOT DEEMED A SHAREHOLDER

No holder, as such, of any Acquisition Rights or any certificate representing Acquisition Rights shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share, Limited Voting Share or any other share or security of the Corporation which may at any time be issuable on the exercise of such Acquisition Rights, nor shall anything contained herein or in any certificate representing Acquisition Rights be construed or deemed or confer upon the holder of any Acquisition Rights or any certificate representing Acquisition Rights, as such, any right, title, benefit or privilege of a holder of Common Shares, Limited Voting Shares, or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares, Limited Voting Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares, Limited Voting Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until such Acquisition Right or Rights shall have been duly exercised in accordance with the terms and provisions hereof.

                                   ARTICLE 3
                                THE RIGHTS AGENT

3.1      GENERAL

         (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Acquisition Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agents. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

         (b) The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable fees and expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including any reasonable fees and disbursements of any expert or advisor retained by the Rights Agent with the approval of the Corporation, acting reasonably).

         (c) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Limited Voting Shares, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

         (d) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

3.2      MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.4 hereof.

3.3      DUTIES OF RIGHTS AGENT

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Limited Voting Shares by their acceptance thereof, shall be bound:

         (a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation's expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

         (b) whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

         (c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

         (d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Limited Voting Shares (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

         (e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement; nor will it be responsible for any change in the exerciseability of the Acquisition Rights or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Acquisition Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares pursuant to this Agreement or any Acquisition Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

         (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

         (g) the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Executive or Senior Vice President or any other Vice President, Treasurer, Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

         (h) the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Limited Voting Shares, Acquisition Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

         (i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

3.4      CHANGE OF RIGHTS AGENT

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares and Limited Voting Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares and

Limited Voting Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent (at the Corporation's expense) or the holder of any Acquisition Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a Province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon payment by the Corporation to the predecessor Rights Agent of all outstanding fees and expenses owing by the Corporation to the predecessor Rights Agent pursuant to this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and Limited Voting Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 4.9. Failure to give any notice provided for in this Section 3.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

                                    ARTICLE 4
                                  MISCELLANEOUS

4.1      REDEMPTION

         (a) On the occurrence of a Redemption Event, the Board of Directors shall immediately upon the consummation of such Redemption Event without further formality be deemed to have elected to redeem the Acquisition Rights at a redemption price of $0.00001 per Acquisition Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in
                  Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

         (b) The Board of Directors may, with the prior approval of the holders of Limited Voting Shares given in accordance with the terms of Section 4.3, at any time prior to the occurrence of a Redemption Event elect to redeem all but not less than all of the then outstanding Acquisition Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section
                  2.3 shall have occurred.

4.2      EXPIRATION

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 3.1(a) of this Agreement.

4.3      SUPPLEMENTS AND AMENDMENTS

         (a) The Corporation may make any amendments to this Agreement to correct any clerical or typographical error or which may be required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder (but only to the extent so required). Notwithstanding anything in this Section 4.3 to the contrary, no amendment shall be made to the provisions of ARTICLE 3 except with the written concurrence of the Rights Agent to such supplement or amendment.

         (b) Subject to Section 4.3(a), the Corporation may, with the prior consent of the holders of Limited Voting Shares obtained as set forth below, amend, vary or rescind any of the provisions of this Agreement and the Acquisition Rights (whether or not such action would materially adversely affect the interests of the holders of Acquisition Rights generally). Such consent shall be deemed to have been given if provided by the holders of the Limited Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of not less than two-thirds of the votes cast by holders of Limited Voting Shares represented in person or by proxy at the Special Meeting.

         (c) Any amendments made by the Corporation to this Agreement pursuant to Subsection 4.3(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall be submitted to the holders of Limited Voting Shares at the next meeting of shareholders and the holders of Limited Voting Shares may, by the two-thirds vote referred to in Subsection 4.3(b) confirm or reject such amendment.

         (d) The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to this Section 4.3 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

4.4      FRACTIONAL RIGHTS AND FRACTIONAL SHARES

Acquisition Rights may be exercised only for whole numbers of Common Shares. The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares.

4.5      RIGHTS OF ACTION

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Limited Voting Shares. Any holder of Limited Voting Shares, without the consent of the Rights Agent or of the holder of any other Limited Voting Shares, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Limited Voting Shares, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Acquisition Rights, or Acquisition Rights to which such holder is entitled, in the manner provided in this Agreement. Without limiting the foregoing or any remedies available to the holders of Limited Voting Shares, it is specifically acknowledged that the holder of Limited Voting Shares would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

4.6      REGULATORY APPROVALS

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of The Toronto Stock Exchange and The NASDAQ Stock Market shall be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Acquisition Rights under Subsection 2.2.

4.7      DECLARATION AS TO NON-CANADIAN HOLDERS

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Acquisition Rights or securities issuable on exercise of Acquisition Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

4.8      WITHHOLDING RIGHTS

The Corporation and the Rights Agent shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any holder of Limited Voting Shares or to any Person on behalf of any such holder such amounts as the Corporation or Rights Agent is (i)


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                                      -19-


required to deduct and withhold with respect to such payment under the INCOME TAX ACT (Canada), the INTERNAL REVENUE CODE OF 1986 (US) or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded, or (ii) entitled to withhold under section 116 of the INCOME TAX ACT (Canada) or any corresponding provisions of provincial law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of Acquisition Rights in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder of Acquisition Rights exceeds the cash portion of the distribution or consideration otherwise payable to the holder, the Corporation and Rights Agent are hereby authorized to sell or otherwise dispose of such portion of the distribution or consideration as is necessary to provide sufficient funds to the Corporation or Rights Agent to enable them to comply with such deduction or withholding requirement or entitlement and the Corporation or Rights Agent shall notify the holder of Acquisition Rights thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

4.9      NOTICES

         (a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Acquisition Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

                  [NEW AT&T CANADA]
                  [200 WELLINGTON STREET WEST
                  TORONTO, ONTARIO
                  M5V 3G2]

                  Attention:        Corporate Secretary

                  Telecopy No.:     (416) o

         (b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Acquisition Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by first class mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

                  CIBC MELLON TRUST COMPANY
                  P.O. BOX 1
                  320 BAY STREET
                  TORONTO, ONTARIO
                  M5H 4A6

                  Attention:        Vice President, Client Services

                  Telecopy No.: (416) 643-5570]

         (c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Acquisition Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Corporation for its Limited Voting Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

         (d) Any notice given or made in accordance with this Section 4.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

4.10     COSTS OF ENFORCEMENT

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Acquisition Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Acquisition Rights or this Agreement.

4.11     SUCCESSORS

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

4.12     BENEFITS OF THIS AGREEMENT

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Acquisition Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Acquisition Rights.

4.13     GOVERNING LAW

This Agreement and each Acquisition Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

4.14     SEVERABILITY

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

4.15     EFFECTIVE TIME

This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Time.

4.16     DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Acquisition Rights.

4.17     TIME OF THE ESSENCE

Time shall be of the essence in this Agreement.

4.18     EXECUTION IN COUNTERPARTS

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Shareholders Rights Plan Agreement to be duly executed as of the date first above written.

                          [NEW AT&T CANADA]

\
                          By:
                                 -----------------------------------------------
                                 Name:
                                 Title:



                          CIBC MELLON TRUST COMPANY
                            By:
                                 -----------------------------------------------
                                 Name:
                                 Title:
                            By:
                                 -----------------------------------------------
                                 Name:
                                 Title:

                                   SCHEDULE A

                               [NEW AT&T CANADA ]

                     FORM OF CANADIAN RESIDENCY DECLARATION

TO:      [NEW AT&T CANADA] (THE "CORPORATION")
         C/O CIBC MELLON TRUST COMPANY

I. In connection with the exercise of the right to acquire Common Shares (the "Acquisition Right") in the capital of the Corporation (the "Common Shares") in accordance with the Acquisition Rights Agreement dated as of -, 2003 between the Corporation and CIBC Mellon Trust Company, as rights agent, the undersigned, being the person in whose name the Common Shares are to be registered upon exercise of the Acquisition Right, hereby DECLARES that the ultimate beneficial owner of the Common Shares is:

         / /      the undersigned , OR

         / /      if other than the undersigned ,


________________________________________________________________________________

________________________________________________________________________________

                               (Name and Address)

II. The beneficial owner of the Common Shares is a Canadian:

         / /      Yes               / /      No

III. The beneficial owner of the Common Shares and any other Person (as defined in the Plan) or group of Persons with whom it is acting jointly or in concert WILL NOT BE, after the issuance of the Common Shares, directly or indirectly the beneficial holder of, or have control over, greater than 10% of the issued and outstanding Common Shares:

         / /      True              / /      Not True

For purposes of this declaration "Canadian" means:

         (a) a citizen within the meaning of subsection 2(1) of the CITIZENSHIP ACT (Canada) who is ordinarily resident in Canada;

         (b) a permanent resident within the meaning of subsection 2(1) of the IMMIGRATION ACT (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

         (c) a Canadian government, whether federal, provincial, municipal or local, or an agency thereof;

         (d) a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of office, by one or more of

                  (i) a federal or provincial statute or regulations made under a federal or provincial statute;

                  (ii) the Governor in Council or the Lieutenant Governor in Council of a province; or

                  (iii) a minister of the Crown in right of Canada or of a province;

         (e) a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;

         (f) a mutual insurance company, the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;

         (g) a partnership in which those of its partners who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the beneficial interest in such partnership, and which is not otherwise controlled by non-Canadians;

         (h) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE TORONTO-DOMINION BANK (CANADA), AN ACT TO INCORPORATE THE PENSION FUND SOCIETY OF THE BANK OF MONTREAL (CANADA), the PENSION FUND SOCIETY ACT (CANADA) or any provincial legislation relating to the establishment of pension fund societies; or

         (i) a trust in which Canadians have not less than 66 2/3 per cent of the beneficial interest in such trust, and of which a majority of the trustees are Canadians.


________________________________________________________________________________

DATED the                        day of                                    2003.
                  ______________        __________________________________

________________________________________________________________________________
                                     (Name)

________________________________________________________________________________
                                    (Address)

________________________________________________________________________________
                                   (Signature)

INSTRUCTIONS

1. THIS DECLARATION IS TO BE COMPLETED BY THE PERSON IN WHOSE NAME COMMON SHARES IN THE CAPITAL OF THE CORPORATION ARE TO BE REGISTERED.

2. PLEASE RETURN COMPLETED DECLARATION TO RIGHTS AGENT AT 199 BAY STREET, COMMERCE COURT WEST, SECURITIES LEVEL, TORONTO, ONTARIO, M5L 1G9.

                                   SCHEDULE B
                          FORM OF ELECTION TO EXERCISE



(To be exercised by the registered holder if such holder desires to exercise the Acquisition Right.)

TO:      [NEW AT&T CANADA] and CIBC Mellon Trust Company

The undersigned hereby irrevocably elects to exercise __________________________ ________________________________ Acquisition Rights represented by the attached Limited Voting Share Certificate to acquire the Common Shares or other securities, if applicable, issuable upon the exercise of such Acquisition Rights and requests that certificates for such securities be issued in the name of:

________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance, Social Security or other taxpayer identification number


If such number of Limited Voting Shares shall not be all the Limited Voting Shares evidenced by the certificate representing the Limited Voting Shares, a new certificate represent the balance of such Limited Voting Shares shall be registered in the name of and delivered to:


________________________________________________________________________________
(Name)

________________________________________________________________________________
(Address)

________________________________________________________________________________
(City and Province)

________________________________________________________________________________
Social Insurance, Social Security or other taxpayer identification number


Dated:____________________         _____________________________________________
                                   Signature

Signature Guaranteed:              (Signature must correspond to name as written
                                    upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in Canada or the United States.